08044507

Public Storage

Public Storage

2007

Annual

Report


MA 19
RI 2
CT 14
NJ 56
DE 5
MD 55
HI

PROPERTIES *(as of December 31, 2007)*

Location	Number of Properties(1)	Net Rentable Square Feet
UNITED STATES		
Alabama	22	890,000
Arizona	37	2,259,000
California	372	23,764,000
Colorado	60	3,810,000
Connecticut	14	869,000
Delaware	5	288,000
Florida	191	12,470,000
Georgia	92	5,964,000
Hawaii	8	555,000
Illinois	123	7,800,000
Indiana	31	1,880,000
Kansas	22	1,310,000
Kentucky	7	330,000
Louisiana	9	608,000
Maryland	55	3,185,000
Massachusetts	19	1,179,000
Michigan	43	2,755,000
Minnesota	44	2,990,000
Mississippi	1	63,000
Missouri	38	2,144,000
Nebraska	1	46,000
Nevada	22	1,404,000
New Hampshire	2	132,000
New Jersey	56	3,524,000
New York	62	3,967,000
North Carolina	69	4,775,000
UNITED STATES *(cont.)*		
Ohio	30	1,860,000
Oklahoma	8	428,000
Oregon	39	2,006,000
Pennsylvania	28	1,867,000
Rhode Island	2	64,000
South Carolina	40	2,155,000
Tennessee	33	1,883,000
Texas	235	15,375,000
Utah	7	440,000
Virginia	78	4,407,000
Washington	91	5,998,000
Wisconsin	16	1,030,000
Totals	2,012	126,474,000
EUROPE		
Belgium	21	1,219,000
Denmark	10	502,000
France	53	2,776,000
Germany	11	550,000
Netherlands	33	1,749,000
Sweden	26	1,372,000
United Kingdom	20	947,000
Totals	174	9,115,000
Grand Totals	2,186	135,589,000

(1) Storage and properties combining self-storage and commercial space.

SELECTED FINANCIAL HIGHLIGHTS

	For the year ended December 31,				
	2007 [1]	2006 [1]	2005	2004	2003
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$ 1,804,954	$ 1,349,212	$ 1,043,391	$ 952,766	$ 890,350
Interest and other income	11,417	31,799	16,447	5,391	2,537
Total revenues	1,816,371	1,381,011	1,059,838	958,157	892,887
Expenses:					
Cost of operations	659,865	498,438	378,258	361,944	340,871
Depreciation and amortization	622,410	437,568	196,153	182,890	183,863
General and administrative	59,749	84,661	21,115	18,813	17,127
Interest expense	63,671	33,062	8,216	760	1,121
	1,405,695	1,053,729	603,742	564,407	542,982
Income from continuing operations before equity in earnings of real estate entities, gain on disposition of real estate investments, casualty loss, foreign currency exchange gain, income from derivatives and minority interest in income	410,676	327,282	456,096	393,750	349,905
Equity in earnings of real estate entities	12,738	11,895	24,883	22,564	24,966
Gain on disposition of real estate investments and casualty gain or loss, net	5,212	2,177	1,182	67	1,007
Foreign currency exchange gain and income from derivatives, net	58,444	4,262	—	—	—
Minority interest in income	(29,543)	(31,883)	(32,651)	(49,913)	(43,703)
Income from continuing operations	457,527	313,733	449,510	366,468	332,175
Cumulative effect of change in accounting principle	—	578	—	—	—
Discontinued operations	8	(285)	6,883	(255)	4,478
Net income	$ 457,535	$ 314,026	$ 456,393	$ 366,213	$ 336,653
Net income allocable to common shareholders	$ 199,354	$ 46,891	$ 254,395	$ 178,063	$ 161,836
Per Common Share:					
Distributions	$ 2.00	$ 2.00	$ 1.90	$ 1.80	$ 1.80
Net income - basic	$ 1.18	$ 0.33	$ 1.98	$ 1.39	$ 1.29
Net income - diluted	$ 1.17	$ 0.33	$ 1.97	$ 1.38	$ 1.28
Weighted average common shares - basic	169,342	142,760	128,159	127,836	125,181
Weighted average common shares - diluted	170,147	143,715	128,819	128,681	126,517
Balance Sheet Data:					
Total assets	$10,643,102	$11,198,473	$5,552,486	$5,204,790	$4,968,069
Total debt	$ 1,069,928	$ 1,848,542	$ 149,647	$ 145,614	$ 76,030
Minority interest (other partnership interests)	$ 181,688	$ 181,030	$ 28,970	$ 118,903	$ 141,137
Minority interest (preferred partnership interests)	$ 325,000	$ 325,000	$ 225,000	$ 310,000	$ 285,000
Shareholders' equity	$ 8,763,129	$ 8,208,045	$4,817,009	$4,429,967	$4,219,799
Cash Flow Information:					
Net cash provided by operating activities	$ 1,013,204	$ 775,400	$ 673,871	$ 595,315	$ 547,918
Net cash used in investing activities	$ (247,475)	$ (495,890)	$ (453,146)	$ (157,638)	$ (205,133)
Net cash used in financing activities	$ (1,061,457)	$ (228,095)	$ (102,969)	$ (276,255)	$ (241,076)

(1) The significant increase in our revenues, cost of operations, depreciation and amortization, and interest expense in 2006 and 2007, and the significant increase in total assets, total debt and shareholders' equity in 2006, is due to our acquisition of Shurgard Storage Centers in August 2006. See Note 3 to our consolidated financial statements for the year ended December 31, 2007 for further information.

TO OUR SHAREHOLDERS

Our progress in 2007 was substantial as we realized many of the benefits from the 2006 Shurgard acquisition and continued to grow our business. Net income per share increased from $0.33 to $1.17 and funds from operations (FFO) [1] per share increased from $3.57 to $4.97. Most important, our intrinsic [2] or franchise value per share improved substantially. We measure our progress per share, since changes in absolute size mean little unless translated into additional value per share. Our growth this year was achieved even though we reduced our financial leverage. Equally as important, we are very well positioned going into 2008 to take advantage of opportunities that may come our way from the turbulent credit markets.

Businesses

Our principal business is owning and operating self-storage or mini-warehouse properties, both in the United States (U.S.) and seven Western European countries. Self-storage properties primarily serve consumers, offering month-to-month storage units ranging in size from 2'x2' to 30'x30'. In the U.S., our properties are operated under the "Public Storage" name and in Europe, under the "Shurgard" brand. We own 126 million net rentable square feet in the U.S. and about 9 million net rentable square feet in Europe.

We also have meaningful investments in commercial properties, primarily business parks, which consist mostly of "flex" space, or a combination of office and industrial space. These properties are operated under the "PS Business Parks" name. Through our equity investment in PS Business Parks, a separately listed public company (AMEX:PSB), and our direct ownership of properties, we have interests in approximately 21 million rentable square feet, concentrated primarily in eight states.

1. See accompanying schedule "Computation of Funds from Operations" for a definition.
2. See Public Storage, Inc. 2006 Annual Report letter to shareholders for a discussion of "intrinsic value."

Our ancillary operations consist of businesses that contribute to or are incidental to our self-storage business. These include the rental of trucks, the sale of locks, boxes and packing materials and the re-insurance of customers' stored goods.

Our properties are located in or near major metropolitan centers and serve customers within a three-to-five mile radius. All operations are conducted on a localized basis and are adapted to particular market customs, competition and customer preferences. Customers are identified and targeted through a variety of marketing programs, including property signage and banners, the Internet, television, on-site sales functions, and for commercial properties, through local brokers. We have over one million customers and generally must attract over one million new or repeat customers each year due to customer turnover.

Summary of Financial Results

In 2007, total revenues grew by 32% to $1.8 billion, benefiting from a full year of operating the acquired Shurgard domestic and European facilities compared to four months in 2006. Net income to common shareholders rose by $152 million to $199 million. These results were driven by the organic growth in our legacy Same Store properties and improvements in our newly developed, recently expanded and acquired self-storage facilities, as well as from the acquired Shurgard facilities.

Our funds from operations per share improved in 2007 by 39% to $4.97 from $3.57 in 2006. Excluding items associated with foreign currency gains, Shurgard acquisition integration costs and other non-cash charges, the per share amounts increased by 13% to $4.73 in 2007 from $4.17 in 2006 from our core operations. These comparisons are reflected in the following table.

Funds From Operations (FFO)

	Year ended December 31,	
	2007	**2006**
FFO per common share prior to adjustments for the following items	$ 4.73	$ 4.17
Foreign currency exchange and derivative gains	0.34	0.03
Shurgard acquisition integration costs	(0.03)	(0.30)
Termination of contract and development projects	(0.01)	(0.09)
EITF Topic D-42 charges	—	(0.23)
Other	(0.06)	(0.01)
FFO per common share, as reported	$ 4.97	$ 3.57

Stepping back and looking at what contributed to our growth, you will note that the sources of growth in our operating earnings have changed since the Shurgard acquisition. Net income before depreciation, minority interest, preferred dividends, interest income, G&A and other items, or what we would consider operating earnings, was $1.2 billion for 2007. This is broken down as follows.

Operating Earnings(1)(2)

Dollar amounts in millions	**2007**	**2006**	**Change**
U.S. self-storage operations	$ 980	$ 782	$ 198
European self-storage operations	102	29	73
Commercial properties	63	56	7
Ancillary operations	55	34	21
Operating earnings	$ 1,200	$ 901	$ 299

(1) Operating earnings excludes the impact of other items which reduced net income approximately $743 million and $587 million in 2007 and 2006, respectively, in reconciling from operating earnings to our net income. Such items are comprised of interest income, depreciation and amortization expense, general and administrative expense, interest expense, equity in earnings of real estate entities (except for our pro rata share of PS Business Parks' net income, which is included in operating earnings), casualty gains and losses, gains on disposition, foreign currency gains, derivative income or expense, minority interest in income, cumulative effect adjustments and discontinued operations.

(2) Shurgard acquisition completed August 2006.

Self-Storage Operations

When evaluating our self-storage operations, we bifurcate our properties into two groups– "Same Stores" and other properties.

The Same Store operations consist of those properties operated by the Company (or by Shurgard) for the last three years that have achieved a stabilized occupancy level. Properties that are either under redevelopment, recently acquired or developed are in "other properties." We consider the measurement of Same Store operations as a key barometer of both the fundamental strength of our business and the efficacy of our personnel and operating strategies.

We use certain metrics to evaluate our performance, the most important being revenue per available square foot, or "REVPAF," and gross profit margin. REVPAF measures how much revenue is generated per foot we have to sell. We manage growth in REVPAF, balancing increased pricing with higher customer volumes (occupancy). Also impacting REVPAF are product quality, customer sales and service and local competition. Gross profit margin reflects how capable we are at generating more revenue while controlling expenses. As you can see in the table, both REVPAF and gross profit margin increased across all portfolios last year, resulting in higher net operating income.

REVPAF(1)
(per sq. ft.)

	2007	2006	Change
Public Storage–U.S. Same Store	$ 11.37	$ 11.13	$ 0.24
Shurgard–U.S. Same Store	11.91	11.36	0.55
Shurgard–Europe Same Store	24.03	21.99	2.04
Other properties–U.S. and Europe	$ 11.86	$ 10.98	$ 0.88

(1) Shurgard data for 2006 represents the historical data operated under Shurgard (January 1, 2006 through August 22, 2006) along with the period operated under Public Storage (August 23, 2006 through December 31, 2006). Amounts with respect to Europe are on a constant exchange rate basis using the 2007 exchange ratio.

Gross Profit Margin(1)(2)

	2007	2006	Change
Public Storage–U.S. Same Store	67.4%	66.9%	0.5%
Shurgard–U.S. Same Store	67.3%	62.5%	4.8%
Shurgard–Europe Same Store	59.9%	53.2%	6.7%
Other properties–U.S. and Europe	59.0%	54.0%	5.0%

(1) Shurgard data for 2006 represents the historical data operated under Shurgard (January 1, 2006 through August 22, 2006) along with the period operated under Public Storage (August 23, 2006 through December 31, 2006). Amounts with respect to Europe are on a constant exchange rate basis using the 2007 exchange ratio.

(2) Net operating income (before depreciation) divided by total revenues.

Net Operating Income(1)(2)
(Before depreciation)

Dollar amounts in millions	2007	2006	Change
Public Storage–U.S. Same Store	$ 624	$607	$ 17
Shurgard–U.S. Same Store	180	160	20
Shurgard–Europe Same Store	77	62	15
Other properties–U.S. and Europe	201	124	77
Net operating income	$1,082	$953	$129

(1) Shurgard data for 2006 represents the historical data operated under Shurgard (January 1, 2006 through August 22, 2006) along with the period operated under Public Storage (August 23, 2006 through December 31, 2006). Amounts with respect to Europe are on a constant exchange rate basis using the 2007 exchange ratio.

(2) Net operating income is prior to depreciation expense. Management evaluates net cash flows which excludes depreciation.

Overall, the domestic portfolio performed reasonably well in 2007, as we achieved higher REVPAF through increased occupancies and rental rates, offset in part by higher promotional discounting. Most expenses were down in the U.S. as we realized the operating synergies associated with the Shurgard acquisition, offset in part by higher advertising expenses required to drive customer volume. The acquired Shurgard properties benefited from our pricing and promotional strategies as well as bringing the expense structure in line with the Public Storage operating model. Our recently acquired, developed and redeveloped properties continue to lease-up generating higher revenues. In Europe, our operating team was able to take the "best practices" from the U.S. and adapt them to local market conditions. The results were exceptional.

Net Operating Income by Category

Dollar amounts in millions	**2007**	**2006**	**2005**
Public Storage–U.S. Same Store	$ 624	$ 607	$ 574
Shurgard–U.S. Same Store	180	59	—
Shurgard–Europe Same Store	77	24	—
Other properties–U.S. and Europe	201	121	57
Net operating income	1,082	811	631
Depreciation and amortization expense	(619)	(434)	(191)
Total earnings from self-storage	$ 463	$ 377	$ 440
Maintenance capital expenditures	(65)	(66)	(26)
Operating cash flow	$ 1,017	$ 745	$ 605

Commercial Properties

Our investment in commercial properties consists of our 45% equity ownership of PS Business Parks (PSB) and our wholly-owned properties which are generally contiguous to our self-storage properties. PSB owns and operates about 20 million square feet. We effectively own ten million square feet of commercial space.

The Same Store performance metrics used for self-storage are applicable to commercial properties. Operating performance for the commercial properties was as follows.

Same Store Key Operating Metrics[1]	2007	2006	Change
REVPAF	$13.18	$12.74	$ 0.44
Gross profit margin	68.4%	68.3%	0.1%

(1) Reflects pro rata share of PS Business Parks and wholly-owned Public Storage properties.

Net Operating Income
(Before depreciation)

Dollar amounts in millions	2007	2006	Change
PS Business Parks [1]	$ 54	$ 48	$ 6
Public Storage	9	8	1
Net operating income	$ 63	$ 56	$ 7

(1) Reflects Public Storage's pro rata share of PS Business Parks' funds from operations.

Growth Potential in Europe

The European market presents us with excellent growth opportunities. If the European market were to build self-storage facilities on the same population density as in the U.S., we could see a need for approximately 34,000 facilities in Western Europe. With less than 1,500 self-storage facilities currently operating in Western Europe, there is enormous potential. In the city of Paris alone, where there are approximately 60 facilities, the population base could support 1,200 facilities.

The key for us to take advantage of this opportunity is to access the appropriate capital. We believe a public entity with a European-based capital structure is the best and most efficient long-term structure to realize this potential. We started down this path in the first half of 2007 with a public offering to sell 51% of Shurgard Europe, but terminated the public offering due to adverse capital market conditions. Fortunately, institutional investor interest in partnering with us in Europe is strong, and we are working on a transaction that would accomplish most of the objectives of the public offering. Our plan is to retain a significant equity interest in Shurgard Europe and participate in this huge growth opportunity.

Financial Policies

Owning real estate is a capital intensive business. When conducted within the structure of a Real Estate Investment Trust (REIT), it is even more capital intensive, as there is little ability to retain earnings.

There are four ways to finance the Company's growth: debt, preferred stock, common equity and retained earnings. Most REITs utilize 40% to 50% debt in their capital structures and retain a de minimus amount of earnings. The average amount of retained cash after recurring maintenance capital is about 7% [3] of free cash flow. In 2007, we retained 53%. Accordingly, for most REITs, acquiring additional real estate necessitates the need for additional leverage and issuance of additional common equity (which dilutes current owners' interest).

We have chosen a different path, using preferred stock and retained earnings (net operating cash flow). Preferred stock is similar to debt for us, except that it is perpetual (never has to be repaid, unlike debt), can be redeemed after five years if we choose (if the coupon rate is better) and has no financial covenants (unlike debt, which has many). So we get the benefits of leverage without the attendant risks associated with debt.

We have worked hard to maximize retained earnings through careful tax planning and structuring transactions to maximize tax depreciation. The Shurgard acquisition was particularly advantageous, as it was a taxable acquisition and produced over $4 billion of depreciable assets plus it allowed us to retain an existing net operating loss carryforward of over $350 million in Europe.

3. "Real Estate Securities Monthly," *Green Street Advisors*, February 1, 2008, p. 16.

As a result, our earnings have been able to grow substantially without the need to increase our common share dividend (REITs must distribute their taxable income to avoid paying a corporate or entity level tax). In 2008, we expect to retain over $400 million of net operating cash flow in the Company (after required maintenance capital expenditures and our required distribution requirements) which can be "leveraged" with preferred stock to provide "growth" capital.

Over the last ten years, we have generally issued common equity only in connection with acquisitions and have aggressively repurchased shares when we believed it was more value enhancing to our shareholders than acquiring additional properties. In 2008, we have already used over $100 million of retained cash to repurchase common shares.

Conclusion

We are in a great business. Demand for our product is not directly dictated by the general economy but by recurring lifestyle changes–marriages, divorces, births, deaths and business expansions and contractions. We are geographically diversified with over 2,000 U.S. facilities across 38 states and nearly 200 facilities in Western Europe, with over one million customers. The stability and predictability of our business is reflected in our 15-year history of consistent Same Store growth. Over this period, Same Store NOI has increased an average of 5.3% per year.

In summary, we have successfully integrated the Shurgard operations we acquired in 2006, achieved stabilized occupancies across all portfolios and realized many of the anticipated cost reductions from the acquisition. Going into 2008, we are in a solid financial position and poised for opportunities.

Ronald L. Havner, Jr.
President and Chief Executive Officer
February 29, 2008

CUMULATIVE TOTAL RETURN

Public Storage, S&P 500 Index and NAREIT Equity Index
December 31, 2002 - December 31, 2007



$400
$350
$300
$250
$200
$150
$100
$ 50
$ 0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Public Storage
S&P 500 Index
NAREIT Equity Index

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Public Storage	$100.00	$141.12	$187.96	$235.21	$346.72	$267.66
S&P 500 Index	$100.00	$128.68	$142.69	$149.70	$173.34	$182.86
NAREIT Equity Index	$100.00	$137.13	$180.44	$202.38	$273.34	$230.45

The graph set forth above compares the yearly change in the Company's cumulative total shareholder return on its Common Stock for the five-year period ended December 31, 2007 to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Stock and each index was $100 on December 31, 2002 and that all dividends were reinvested. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Computation of Funds from Operations (unaudited)

Funds from operations ("FFO") is a term defined by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is a supplemental non-GAAP financial disclosure, and it is generally defined as net income before depreciation and gains and losses on real estate assets. FFO is presented because management and many analysts consider FFO to be one measure of the performance of real estate companies and because we believe that FFO is helpful to investors as an additional measure of the performance of a REIT. FFO computations do not consider scheduled principal payments on debt, capital improvements, distribution and other obligations of the Company. FFO is not a substitute for our cash flow or net income as a measure of our liquidity or operating performance or our ability to pay dividends. Other REITs may not compute FFO in the same manner; accordingly, FFO may not be comparable among REITs.

	For the year ended December 31,		
(Amounts in thousands, except per share amounts)	2007	2006	2005
Net income:	$ 457,535	$314,026	$456,393
Depreciation and amortization	622,410	437,568	196,153
Depreciation and amortization included in discontinued operations	484	650	332
Less - depreciation with respect to non-real estate assets	(406)	(225)	(1,789)
Depreciation from unconsolidated real estate investments	45,307	38,890	35,425
Gain on sale of real estate assets	(6,883)	(4,547)	(8,279)
Less - our share of gain on sale of real estate included in equity of earnings of real estate entities	—	(1,047)	(7,858)
Minority interest share of income	29,543	31,883	32,651
Net cash provided by operating activities	1,147,990	817,198	703,028
FFO to minority interest - common	(21,989)	(17,312)	(18,782)
FFO to minority interest - preferred	(21,612)	(19,055)	(17,021)
Funds from operations	1,104,389	780,831	667,225
Less: allocations to preferred and equity shareholders:			
Senior Preferred	(236,757)	(245,711)	(180,555)
Equity Shares, Series A	(21,424)	(21,424)	(21,443)
FFO allocable to our common shareholders	$ 846,208	$513,696	$465,227
Weighted average shares outstanding:			
Common shares	169,342	142,760	128,159
Stock-based compensation dilution	805	955	660
Weighted average common shares for purposes of computing fully-diluted FFO per common share	170,147	143,715	128,819
FFO per common share	$ 4.97	$ 3.57	$ 3.61

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2007.

or

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ________ to ________.

Commission File Number: 001-33519

PUBLIC STORAGE

(Exact name of Registrant as specified in its charter)

Maryland	95-3551121
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

701 Western Avenue, Glendale, California 91201-2349
(Address of principal executive offices) (Zip Code)

(818) 244-8080

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Depositary Shares Each Representing 1/1,000 of a 7.500% Cumulative Preferred Share, Series V $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.500% Cumulative Preferred Share, Series W $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.450% Cumulative Preferred Share, Series X $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.250% Cumulative Preferred Share, Series Z $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.125% Cumulative Preferred Share, Series A $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.125% Cumulative Preferred Share, Series B $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.600% Cumulative Preferred Share, Series C $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.180% Cumulative Preferred Share, Series D $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.750% Cumulative Preferred Share, Series E $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.450% Cumulative Preferred Share, Series F $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.000% Cumulative Preferred Share, Series G $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.950% Cumulative Preferred Share, Series H $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.250% Cumulative Preferred Share, Series I $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.250% Cumulative Preferred Share, Series K $.01 par value	New York Stock Exchange

Depositary Shares Each Representing 1/1,000 of a 6.750% Cumulative Preferred Share, Series L $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.625% Cumulative Preferred Share, Series M $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.000% Cumulative Preferred Share, Series N $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A, $.01 par value	New York Stock Exchange
Common Shares, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None *(Title of class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company [ ]

The aggregate market value of the voting and non-voting common shares held by non-affiliates of the Registrant as of June 30, 2007:

Common Shares, $0.10 Par Value - $9,489,916,000 (computed on the basis of $76.82 per share which was the reported closing sale price of the Company's Common Shares on the New York Stock Exchange on June 30, 2007.

Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A, $.01 Par Value - $193,447,000 (computed on the basis of $26.01 per share which was the reported closing sale price of the Depositary Shares each Representing 1/1,000 of an Equity Share, Series A on the New York Stock Exchange on June 30, 2007.

As of February 27, 2008, the number of outstanding Common Shares, $.10 par value, was 170,599,924 shares and the number of outstanding Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A, $.01 par value, was 8,744,193 (representing 8,744.193 Equity Shares, Series A)

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed in connection with the Annual Meeting of Shareholders to be held in 2008 are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

ITEM 1. Business

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "plans," "would," "should," "may," "estimates" and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. As a result, you should not rely on any forward-looking statements in this report, or which management may make orally or in writing from time to time, as predictions of future events nor guarantees of future performance. We caution you not to place undue reliance on forward-looking statements, which speak only as the date of this report or as of the dates indicated in the statements. All of our forward-looking statements, including those in this report, are qualified in their entirely by this statement. We expressly disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of this document, except where expressly required by law. Accordingly, you should use caution in relying on past forward-looking statements to anticipate future results.

Factors and risks that may impact our future results and performance include, but are not limited to, those described in Item 1A, "Risk Factors" and in our other filings with the Securities and Exchange Commission. ("SEC"). These risks include, among others, the following:

- general risks associated with the ownership and operation of real estate including changes in demand, potential liability for environmental contamination, adverse changes in tax, real estate and zoning laws and regulations, and the impact of natural disasters;
- risks associated with downturns in the national and local economies in the markets in which we operate;
- the risk that Public Storage may for any reason be unable to finalize negotiations and completion of a possible transaction involving Shurgard Europe;
- the impact of competition from new and existing self-storage and commercial facilities and other storage alternatives;
- difficulties in our ability to successfully evaluate, finance, integrate into our existing operations and manage acquired and developed properties;
- risks related to our participation in joint ventures;
- risks associated with international operations including, but not limited to, unfavorable foreign currency rate fluctuations that could adversely affect our earnings and cash flows;
- the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing real estate investment trusts ("REITs");
- risks associated with a possible failure by us to qualify as a REIT under the Internal Revenue Code of 1986, as amended;
- disruptions or shutdowns of our automated processes and systems;

- difficulties in raising capital at a reasonable cost;
- delays in the development process; and
- economic uncertainty due to the impact of war or terrorism.

The risks included here are not exhaustive as it is not possible for management to predict all possible risk factors that may exist or emerge from time to time. Investors should refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K and other information filed from time to time with the SEC Commission for additional information.

General

Public Storage was organized in 1980. Effective June 1, 2007, following approval by our shareholders, we reorganized Public Storage, Inc. into Public Storage, a Maryland real estate investment trust (referred to herein as "the Company", "the Trust", "we", "us", or "our"). We are a fully integrated, self-administered and self-managed REIT whose principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. We are the largest owner and operator of self-storage facilities in the United States ("U.S."), and we have an interest in what we believe is the largest owner and operator of self-storage facilities in Europe. We significantly increased the scope and scale of our operations on August 22, 2006, when we merged with Shurgard Storage Centers, Inc. ("Shurgard" and the merger referred to as the "Shurgard Merger"), a REIT which had an interest in 487 self-storage facilities located in the U.S. and an interest in the self-storage business in seven Western European countries.

At December 31, 2007, we had direct and indirect equity interests in 2,012 self-storage facilities located in 38 states within the U.S. operating under the "Public Storage" name containing approximately 126 million net rentable square feet of space, and 174 self-storage facilities located in seven Western European countries which operate under the "Shurgard Storage Centers" name containing approximately nine million net rentable square feet of space. We also have direct and indirect equity interests in approximately 21 million net rentable square feet of commercial space located in 11 states in the U.S. operated under the "PS Business Parks" and Public Storage brands.

We currently operate within three reportable segments: (i) Domestic self-storage operations, (ii) European self-storage operations and (iii) domestic ancillary operations. These segments are organized generally based upon their operating characteristics. The Domestic self-storage segment comprises the direct ownership, development, and operation of traditional self-storage facilities in the U.S., and the ownership of equity interests in entities that own self-storage properties in the U.S. The European self-storage segment comprises the direct or indirect ownership, development, and operation of self-storage facilities in Europe that we acquired in the Shurgard Merger. The domestic ancillary operations segment includes the following sources of operating income: (i) containerized storage, (ii) commercial property operations, which reflects our interest in the ownership, operation, and management of commercial properties, (iii) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (iv) sale of merchandise at our self-storage facilities, (v) truck rentals at our self-storage facilities and (vi) management of facilities owned by third-party owners and facilities owned by entities in which we have an interest, but are not consolidated. The vast majority of the commercial property operations are conducted through PS Business Parks, Inc. ("PSB"), and to a much lesser extent the Company and certain of its unconsolidated subsidiaries which own commercial space. We have a 45% ownership interest in PSB, which, as of December 31, 2007, owned and operated commercial properties containing approximately 19.6 million net rentable square feet of commercial space. PSB is a publicly traded REIT whose common stock trades on the American Stock Exchange under the symbol "PSB."

For all taxable years subsequent to 1980, we qualified and intend to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we do not incur federal or significant state taxes on that portion of our taxable income which is distributed to our shareholders, provided that we meet certain tests.

To the extent that we continue to qualify as a REIT, we will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to our shareholders.

We have reported annually to the SEC on Form 10-K, which includes financial statements certified by independent public accountants. We have also reported quarterly to the SEC on Form 10-Q, which includes unaudited financial statements with such filings. We expect to continue such reporting.

Our website is www.publicstorage.com, and we make available free of charge on our website our Annual Report on Forms 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.

Management

Ronald L. Havner, Jr. (50) has been Vice Chairman, Chief Executive Officer and a trustee of the Company since November 7, 2002 and President since July 1, 2005. Mr. Havner joined Public Storage in 1986 and has held a variety of positions, including Chairman of the Board of Directors for the Company's affiliate, PSB.

B. Wayne Hughes (74) is Chairman of the Board of Trustees, a position he has held since 1991. Mr. Hughes founded the Public Storage organization in 1972.

Our executive management team and their years of experience with the Company are as follows: John Reyes (47), Senior Vice President - Chief Financial Officer, 17 years; John S. Baumann (47), Senior Vice President - Chief Legal Officer, four years; John E. Graul (56), Senior Vice President and President, Self-Storage Operations, four years; Candace N. Krol (46), Senior Vice President of Human Resources, two years and David F. Doll (49), Senior Vice President and President, Real Estate Group, three years.

Our senior management has a significant ownership position in the Company with executive officers, trustees and their families, including the Hughes Family, owning approximately 43.5 million shares or 25.5% of the common shares as of February 28, 2008.

Investment Objective

Our primary objective is to increase the intrinsic value of the Company through internal growth (by increasing net income, funds from operations and cash available for distribution) and acquisitions of additional real estate investments and development of real estate facilities. We believe that our access to capital, geographic diversification and operating efficiencies resulting from our size will enhance our ability to achieve this objective.

Competition

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental income and operating expenses of our facilities. Development of new self-storage facilities has intensified the competition among storage operators in many market areas in which we operate.

In seeking investments, we compete with a wide variety of institutions and other investors. The increase in the amount of funds available for real estate investments has increased competition for ownership interests in facilities and may reduce yields on acquisitions.

We believe that the significant operating and financial experience of our management team, combined with the Company's conservative capital structure, national investment scope, geographic diversity, economies of scale and the "Public Storage" brand name, should enable us to compete effectively with other entities.

The self-storage industry remains fragmented in the U.S. We believe that we own approximately 8% of the aggregate self-storage square footage in the U.S., and that the five largest self-storage operators in the U.S. own only

17% of the aggregate self-storage space in the U.S., with the remaining 83% owned by numerous private regional and local operators. We believe that this market fragmentation enhances the advantage of our economies of scale relative to our other operators, and could result in potential growth in our platform through acquisitions over the long term. We think that we are well positioned to capitalize on this potential due to our demonstrated access to capital and national presence.

The self-storage industry in Europe is relatively new as compared to the U.S, with customer awareness of the product lower than in the U.S. We believe there are approximately 1,090 self-storage facilities throughout Europe, as compared to approximately 40,000 self-storage facilities throughout the U.S. See also "Capitalize on the Potential for Growth in Europe" below. While competition is increasing, we believe that we are the largest self-storage operator in Western Europe at December 31, 2007.

Business Attributes

We believe that we possess several primary business attributes that permit us to compete effectively:

Centralized information networks: Our facilities in the U.S. and Europe are part of comprehensive centralized reporting and information networks which enable our U.S. and European management teams to identify changing market conditions and operating trends as well as analyze customer data, and quickly change our properties' pricing and promotional mix on an automated basis.

National Telephone Reservation Center: In the U.S., we operate a centralized telephone reservation system, which provides added customer service and helps to maximize utilization of available self-storage space. Customers calling either the toll-free telephone referral system, (800) 44-STORE, or a storage facility, are directed to the national reservation system. A representative discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries. We believe that the centralized telephone reservation system enhances our ability to market storage space in the United States relative to handling these calls at individual properties, because it allows us to more effectively offer all spaces at all facilities in the vicinity of a customer and we can provide higher-quality selling efforts through dedicated sales specialists trained in a central location. We also provide customers the opportunity to review space availability and make reservations online through our website, www.publicstorage.com.

Economies of scale: We are the largest provider of self-storage space in the U.S. and Europe. As of December 31, 2007, we operated 2,186 storage facilities in which we had an interest and managed 31 self-storage facilities for third parties. These facilities are in markets within 38 states in the U.S. and seven Western European countries. At December 31, 2007, we had over 1,095,000 self-storage spaces rented. The size and scope of our operations have enabled us to achieve high operating margins and a low level of administrative costs relative to revenues, through the centralization of many functions with specialists, such as facility maintenance, employee compensation and benefits programs, pricing of our product, as well as the development and documentation of standardized operating procedures. We also believe that our major market concentration provides managerial efficiencies stemming from having a large number of facilities in close proximity to each other.

Brand name recognition: Our operations in the U.S. are conducted under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry in the U.S. Our storage operations within the U.S. are conducted in 38 states, giving us national recognition and prominence. Our facilities tend to be in highly visible and heavily populated areas, improving the local awareness of our brand. Customer awareness of self-storage in Europe is emerging. All of our facilities in Europe are operating under the "Shurgard Storage Centers" brand name. We believe we are the single largest self-storage operator in Western Europe as of December 31, 2007.

Major Market Concentration in the U.S.: We focus our operations in the major markets in the U.S., which we believe enhances our marketing efficiency. We can economically purchase large, prominent, well-placed yellow page ads that allow us to reach the consumer more effectively than smaller operators. We are also able to purchase and bid aggressively for multiple-keyword advertising on national Internet search engines. In addition, we are able to market efficiently using television as a media source. We believe that our competitors cannot use television advertising, because their limited concentration of facilities does not provide a sufficient potential customer base to offset the high cost of television advertising.

In addition, we believe that in recent years, zoning requirements in some of the major metropolitan markets in which we operate in the U.S. have increased, resulting in more barriers to new competition. While this has limited our new development opportunities, it has minimized supply increases and competition with certain of our properties.

Retail operations: Through a taxable REIT subsidiary, we sell retail items associated with the storage business and rent trucks at our self-storage facilities in order to supplement and strengthen the existing self-storage business by further meeting the needs of storage customers.

Each of our self-storage locations' rental offices sell locks, boxes, and packing materials, while certain of the facilities in the U.S. also rent trucks primarily to storage customers or operate as an agent of long-distance truck rental companies. These rental offices which conduct these activities include, in some cases, larger retail-oriented locations.

Tenant insurance program: Through taxable REIT subsidiaries, we reinsure policies issued to our tenants against lost or damaged goods stored by tenants in our storage facilities. These subsidiaries receive the premiums and bear the risks associated with the re-insurance. We believe that our tenant insurance operations further supplement and strengthen the existing self-storage business and provide an additional source of earnings for the Company.

<u>Growth and Investment Strategies</u>

Our growth strategies consist of: (i) improving the operating performance of our existing self-storage properties, (ii) acquiring properties that are owned or operated by others in the U.S., (iii) expanding and repackaging existing U.S. real estate facilities, (iv) participating in the growth of commercial facilities owned primarily by PSB and (v) capitalizing on the potential growth in the European market. These strategies are described as follows:

Improve the operating performance of existing properties: We seek to increase the net cash flow generated by our existing self-storage properties by a) regularly evaluating our call volume, reservation activity, and move-in/move-out rates for each of our properties relative to our marketing activities, b) evaluating market supply and demand factors and, based upon these analyses, adjusting our marketing activities and rental rates, c) attempting to maximize revenues through evaluating the appropriate balance between occupancy, rental rates, and promotional discounting and d) controlling expense levels. We believe that our property management personnel and systems, combined with the national telephone reservation system and media advertising programs will continue to enhance our ability to meet these goals.

Acquire properties owned or operated by others in the U.S.: We believe our presence in and knowledge of substantially all of the major markets in the U.S. enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the self-storage industry. Data on the rental rates and occupancy levels of our existing facilities, which are often located in proximity to potential acquisition candidates, provide us an advantage in evaluating the potential of acquisition opportunities.

Expand and repackage existing real estate facilities: We have a substantial number of facilities in the U.S. that were developed and constructed 20 or more years ago based upon local competitive and demographic conditions in place at that time. Population densities and other such conditions may have changed since then, providing opportunities to expand and further invest into our existing self-storage locations, either by improving the quality of the existing units by adding amenities such as climate control, or by expanding these facilities at a per square foot cost that is typically less than the cost incurred in developing a new location. At December 31, 2007, we have identified 27 such projects to expand or repackage our existing facilities in the U.S., for an aggregate cost of approximately $106.9 million, which will add an aggregate of approximately 1,105,000 net rentable square feet.

Completion of these projects is subject to contingencies, including obtaining governmental agency approvals. We continue to evaluate our existing real estate portfolio to identify additional expansion and repackaging opportunities.

In recent years, our rate of development of new self-storage facilities in the U.S. has declined due to increases in construction cost, increases in competition with retail, condominium, and apartment operators for quality self-storage sites in urban locations, and more difficult zoning and permitting requirements. We will continue to seek favorable sites and markets for development, based upon current market conditions. In the short-term we do not expect any significant investment in new development locations in the U.S.

Participate in the growth of commercial facilities primarily through our ownership in PS Business Parks, Inc.: At December 31, 2007, we had a 45% common equity interest in PSB and its operating partnership which, consisted of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the Operating Partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. At December 31, 2007, PSB owned and operated approximately 19.6 million net rentable square feet of commercial space located in the U.S. located in eight states.

Capitalize on the potential for growth in Europe: Our European operations are conducted through Shurgard Self-Storage SCA, a Belgian company referred to hereinafter as "Shurgard Europe".

The self-storage market in Europe is relatively new, making it difficult to obtain reliable statistics regarding competition throughout Europe. We track and maintain information regarding customers and competitors in the markets in which we operate, and in markets where we are considering expansion.

According to the most recent data provided by the Federation of European Self-Storage Associations ("FEDESSA"), the self-storage market in Europe (defined as Belgium, Czech Republic, Denmark, Finland, France, Germany, Italy, The Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom) consisted of approximately 1,090 stores as of March 2007, approximately 600 of which are located in the United Kingdom. We believe, however, that because of the number of new entrants into the market, FEDESSA may understate the total number of stores in many markets even as of the date reported. Less fragmented than the U.S. market, the European self-storage market is dominated by a handful of larger players and a few midsized operators, with the remainder of the market consisting of smaller operators. The top five operators of stores in Europe, of which we believe we are the largest, collectively have approximately 45% of the aggregate market share for self-storage space, based on net rentable square footage, as of March 2007. Because of the number of new entrants into the market and difficulties in collecting data, the information presented by FEDESSA at any time may understate the total number of stores in many markets. However, we believe the information presented by FEDESSA is the best available measure of market size and competition.

Although many European consumers are not yet aware of the self-storage concept, they tend to live in more densely populated areas in smaller living spaces (as compared to the U.S.) that, we believe, should make self-storage an attractive option as product knowledge and availability grows. Most Europeans are familiar with the concept of storage only as an ancillary service provided by moving companies. The service provided by moving companies is typically full service, prevents direct access by customers and may involve security issues for the users because they have less control over their goods in storage. In addition, most of these moving companies require advance notice to retrieve goods and charge handling fees and minimum monthly fees, making the cost of smaller storage requirements costly.

As a result of this low density of self-storage in Europe relative to population as compared to the U.S., we believe that there is significant growth potential in Europe, even if the density of self-storage in Europe does not ultimately approach the levels in the U.S. Capitalizing on this opportunity will require a significant amount of capital to develop new self-storage facilities in what could be a process extending through a few decades in time frame, similar to the trajectory of the U.S. self-storage industry since its inception in the mid 1960's.

Notwithstanding the potential of this opportunity, we believe that it is not appropriate to invest significant amounts of our existing U.S. based capital into Europe, because of a) the lack of tax efficiency of operating in various tax jurisdictions, many of which subject these operations to income tax as well as certain taxes upon repatriation of funds to the U.S., b) constraints on ownership or operations required in order to satisfy the statutory requirements of being a U.S. REIT, as well as c) the differing risk/return profile of such investments in European self-storage operations relative to the expectations of our existing investor base. Accordingly, we believe that separate sources of capital obtained through a separate public European-based entity, best positions our European operations for long-term growth. We attempted a share offering in Europe in mid-2007 in order to establish such a public entity; however, the offering was abandoned because market conditions were and continue to be unfavorable.

In January 2008, we announced that we reached an agreement in principle for a prospective investor to acquire a 51% ownership interest in Shurgard Europe in a private transaction at a price generally consistent with the previously disclosed proceeds we expected to receive for our equity interest in last year's terminated European share offering. No binding agreement has been signed with the prospective investor and there is no assurance that a binding agreement will be signed or that a transaction will be completed. We estimate the completion of the transaction at the end of the first quarter of 2008 assuming a binding agreement is signed and the conditions related to the transaction are satisfied.

Concurrent with the completion of the proposed transaction, we will seek to obtain a waiver from the lenders of the Second Shurgard credit facility for the change in control acceleration clause contained in the credit facility. See Note 19 to our December 31, 2007 financial statements for further information regarding the proposed transaction involving Shurgard Europe.

While we intend to reduce our exposure to Europe for the aforementioned reasons, we intend to continue to hold a significant minority position in Shurgard Europe in order to participate in this entity's growth.

Policies with respect to investing activities: Following are our policies with respect to certain other investing strategies, each of which may be entered into without a vote of shareholders:

- Making loans to other entities: We have made loans in connection with the sale of properties, have made short-term loans to PSB and Shurgard Europe in the last three years and may make loans to third parties as part of our investment objectives. However, we do not expect such items to be a significant part of our long-term investing activities.

- Investing in the securities of other issuers for the purpose of exercising control: While we have not engaged in this activity in the last three years, we may engage in these activities in the future as a component of our real estate acquisition strategy. We also own partnership interests in various consolidated and unconsolidated partnerships. See "Investments in Real Estate and Real Estate Entities."

- Underwriting securities of other issuers: We have not engaged in this activity in the last three years, and do not intend to in the future.

- Short-term investing: We have not engaged in investments in real estate or real estate entities on a short-term basis in the last three years. Instead, historically, we have acquired real estate assets and held them for an extended period of time. We do not anticipate any such short-term investments.

- Repurchasing or reacquiring our common shares or other securities: Our Board of Trustees has authorized the repurchase from time to time of up to 25,000,000 of our common shares on the open market or in privately negotiated transactions. Cumulatively through February 28, 2008, we repurchased a total of 23,721,916 of our common shares under this authorization. Cumulatively through February 28, 2008, we have called for redemption or repurchased $2.3 billion of our senior preferred shares and $165 million of our preferred partnership units for cash, representing a refinancing of these securities into lower-coupon preferred securities. Any future repurchases of our common shares will depend primarily upon the attractiveness of repurchases compared to our other investment alternatives. Future redemptions or repurchases of our preferred securities, which will become available for redemption or repurchase on their respective call dates, will be largely dependent upon the spread between market dividend rates for the newly issued preferred securities and the dividend rates of our existing preferred securities.

Financing of the Company's Growth Strategies

Overview of financing strategy: Over the past three years we have funded substantially all the cash portion of our acquisition and development activities with permanent capital (predominantly retained cash flow and the net proceeds from the issuance of preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt, because of certain benefits described in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Our present intention is to continue to finance substantially all our growth with permanent capital.

Borrowings: We have in the past used our $300 million revolving line of credit described below under "Borrowings" as temporary "bridge" financing, and repaid those amounts with permanent capital. Our debt outstanding currently represents debt that was assumed either in connection with property acquisitions or in connection with the Shurgard Merger. When we have assumed such debt in the past, we have generally prepaid such amounts except in cases where the nature of the loan terms did not allow such prepayment, or where a prepayment penalty made it not economically advantageous to prepay. While it is not our present intention to issue additional debt as a long-term financing strategy, we have broad powers to borrow in furtherance of our objectives without a vote of our shareholders. These powers are subject to a limitation on unsecured borrowings in our Bylaws described in "Limitations on Borrowings" below.

At December 31, 2007, we had undrawn standby letters of credit, which reduce our borrowing capacity with respect to our line of credit by the amount of the standby letters of credit, totaling $20.4 million.

Issuance of senior securities: We have in the last three years issued, and expect to continue to issue, additional series of preferred shares that are senior to our Common Shares and Equity Shares. At December 31, 2007, we had approximately $3.5 billion (liquidation preference) of preferred shares outstanding. The preferred shares, which were issued in series, have general preference rights with respect to liquidation and quarterly distributions. We intend to continue to issue preferred securities without a vote of our common shareholders.

Issuance of securities in exchange for property: We have issued both our common and preferred securities in exchange for real estate and other investments in the last three years, most notably the issuance of 38,913,187 common shares in connection with the Shurgard Merger in 2006. Future issuances will be dependent upon our financing needs and capital market conditions at the time, including the market prices of our equity securities.

Joint Venture financing: We have historically formed and may form additional joint ventures to facilitate the funding of future developments or acquisitions. Through the Shurgard Merger in 2006, we acquired an interest in two joint venture entities: First Shurgard SPRL ("First Shurgard") formed in January 2003 and Second Shurgard SPRL ("Second Shurgard") formed in May 2004.

In January 2004, we entered into a joint venture partnership with an institutional investor for the purpose of acquiring up to $125.0 million of existing self-storage properties in the U.S. from third parties (the "Acquisition Joint Venture"). The venture is funded entirely with equity consisting of 30% from the Company and 70% from the institutional investor. For a six-month period beginning 54 months after formation, we have the right to acquire our joint venture partner's interest based upon the market value of the properties. If we do not exercise our option, our joint venture partner can elect to purchase our interest in the properties during a six-month period commencing upon expiration of our six-month option period. If our joint venture partner fails to exercise its option, the partnership will be liquidated and the proceeds will be distributed to the partners according to the joint venture agreement. As of December 31, 2007, the Acquisition Joint Venture owned interests in a total of 12 self-storage facilities. See Note 8 to our consolidated financial statements at December 31, 2007 for further discussion of the accounting for the Acquisition Joint Venture. We do not expect the Acquisition Joint Venture to acquire any additional facilities.

In addition, as previously disclosed, we reached an agreement in principle for a prospective investor to acquire a 51% interest in Shurgard Europe in a private transaction at a price generally consistent with the previously disclosed proceeds Public Storage expected to receive for its equity interest in last year's terminated European share offering. No binding agreement has been signed with the prospective investor and there is no assurance that a binding agreement will be signed or that the transaction will be completed. We estimate completion of the transaction at the end of the first quarter of 2008 assuming a binding agreement is signed and the conditions related to the transaction are satisfied.

Concurrent with the completion of the proposed transaction, we will seek to obtain a waiver from the lenders of the Second Shurgard credit facility for the change in control acceleration clause contained in the credit facility. See Note 19 to our December 31, 2007 financial statements for further information regarding the proposed transaction involving Shurgard Europe.

Disposition of properties: We historically have disposed of self-storage facilities only because of condemnation proceedings, which compel us to sell. We do not presently intend to sell any significant number of self-storage facilities in the future, though there can be no assurance that we will not.

Investments in Real Estate and Real Estate Entities

Investment Policies and Practices with respect to our investments: Following are our investment practices and policies which, though we do not anticipate any significant alteration, can be changed by our board of trustees without a shareholder vote:

- Our investments primarily consist of direct ownership of self-storage properties (the nature of our self-storage properties is described in Item 2, "Properties"), as well as partial interests in entities that own self-storage properties, which are primarily located in the U.S.

- Our investments are acquired both for income and for capital gain.

- Our partial ownership interests primarily reflect general and limited partnership interests in entities that own self-storage facilities that are managed by us under the "Public Storage" brand name and to a lesser extent, storage facilities managed in Europe under the "Shurgard Storage Centers" brand name.

- Additional acquired interests in real estate (other than the acquisition properties from third parties) will include common equity interests in entities in which we already have an interest.

- To a lesser extent, we have interests in existing commercial properties (described in Item 2, "Properties"), containing commercial and industrial rental space, primarily through our investment in PSB.

The following table outlines our ownership interest in self-storage facilities in the U.S. at December 31, 2007:

	Number of Self-Storage Facilities	Net Rentable Square Footage of Self-Storage Space (in thousands)
Consolidated self-storage facilities:		
Wholly-owned by the Company	1,504	96,454
Owned by consolidated entities	480	28,374
	1,984	124,828
Facilities owned by unconsolidated entities	28	1,646
Total self-storage facilities in which the Company has an ownership interest	2,012	126,474

The following table outlines our ownership interest in self-storage facilities in Europe at December 31, 2007:

	Number of Self-Storage Facilities	Net Rentable Square Footage of Self-Storage Space (in thousands)
Consolidated self-storage facilities:		
Wholly-owned by the Company	104	5,664
Owned by consolidated entities	70	3,451
Total self-storage facilities in which the Company has an ownership interest	174	9,115

In addition to our interest in self-storage facilities noted above, we consolidate 1,455,000 net rentable square feet of commercial space we have an interest in which is primarily located adjacent to certain of our self-storage facilities. We also have a 45% common interest in PSB, which at December 31, 2007 owned and operated approximately 19.6 million net rentable square feet of commercial space.

Facilities Owned by Consolidated Entities

In addition to our direct ownership of 1,504 self-storage facilities in the U.S. and 104 self-storage facilities in Europe at December 31, 2007, we consolidate 45 entities that in aggregate own 480 self-storage facilities in the U.S. and 70 self-storage facilities in Europe. Because of our controlling interest in each of these entities, we consolidate the assets, liabilities, and results of operations of these entities in our financial statements.

Through the Shurgard Merger in 2006, we acquired two joint venture entities: First Shurgard and Second Shurgard. These joint ventures were expected to develop or acquire up to approximately 75 self-storage facilities in Europe. Shurgard Europe has a 20% interest in each of these ventures. We have determined that First Shurgard and Second Shurgard are each Variable Interest Entities, and that we are the primary beneficiary. Accordingly, First Shurgard and Second Shurgard have been consolidated in our consolidated financial statements since the acquisition of Shurgard. See Notes 2 and 10 to our consolidated financial statements included elsewhere in this report for further discussion of the joint ventures acquired in the merger with Shurgard.

On September 5, 2006, we informed our joint venture partner in both First Shurgard and Second Shurgard of our intention to purchase its interest in both First Shurgard and Second Shurgard, pursuant to an "exit procedure" that we believe is provided for in the respective agreements. Our joint venture partner currently contests whether we have the right to purchase its interest under this procedure and, accordingly, it is uncertain as to whether we will acquire its interest pursuant to these provisions. On January 17, 2007, we filed an arbitration request to compel arbitration of the matter. The arbitration proceedings are currently scheduled to begin on June 30, 2008.

Facilities Owned by Unconsolidated Entities

At December 31, 2007, we had ownership interests in PSB and certain limited partnerships (collectively the "Unconsolidated Entities") owning an aggregate of 28 self-storage facilities. We do not have a controlling interest in these entities, and as a result, we do not consolidate the accounts of these entities for financial reporting purposes and we account for such investments using the equity method. PSB, which files financial statements with the SEC, has debt and other obligations that are not included in our consolidated financial statements. The limited partnerships owning the 28 self-storage facilities have no significant amounts of debt or other obligations. See Note 5 to our consolidated financial statements for the year ended December 31, 2007 for further disclosure regarding the assets, liabilities and operating results of the Unconsolidated Entities.

The following chart sets forth, as of December 31, 2007, the entities in which we have a controlling interest and the entities in which we have a minority interest:

Subsidiaries (Consolidated Entities) of the Company	Entities in which we have a Minority Interest (Unconsolidated Entities)
Capital Hill Partners, A Limited Partnership	Public Storage Alameda, Ltd. (5)
Carson Storage Partners, Ltd.	Public Storage Glendale Freeway, Ltd. (10)
Carson Storage Ventures	Metropublic Storage Fund (11)
Connecticut Storage Fund	PS Business Parks, Inc. (12)
Del Amo Storage Partners, Ltd.	Public Storage Crescent Fund, Ltd. (13)
Downey Storage Partners, Ltd. (1)	PSAF Acquisition Partners, Ltd.
Huntington Beach Storage Partners, Ltd.	Shurgard-Freeman Franklin/Rivergate JV
Monterey Park Properties, Ltd. (2)	Shurgard-Freeman Hermitage JV
PS Orangeco Partnerships, Inc.	Shurgard-Freeman Hickory Hollow JV
PS Partners, Ltd.	Shurgard-Freeman Medical Center JV
PS Partners VIII, Ltd.	Shurgard-Freeman Stones River JV
PS Texas Holdings, II, Ltd.	
Public Storage Properties IV, Ltd. (3)	
Public Storage Properties V, Ltd. (4)	
PSA Institutional Partners, L.P.	
PS HKBF, LLC	
Public Storage Euro Fund III, Ltd. (5)	
Public Storage Euro Fund IV, Ltd. (5)	
Public Storage Euro Fund V, Ltd. (5)	
Public Storage Euro Fund VI, Ltd. (5)	
Public Storage Euro Fund VII, Ltd. (5)	
Public Storage Euro Fund VIII, Ltd. (5)	
Public Storage Euro Fund IX, Ltd. (5)	
Public Storage Euro Fund X, Ltd. (5)	
Public Storage Euro Fund XI, Ltd. (5)	
Public Storage Euro Fund XII, Ltd. (5)	
Public Storage Euro Fund XIII, Ltd. (5)	
Public Storage German Fund II, Ltd. (5)	
Public Storage Institutional Fund	
Public Storage Institutional Fund III	
Public Storage Partners, Ltd. (6)	
Public Storage Partners II, Ltd. (7)	
Public Storage Properties, Ltd. (8)	
Secure Mini-Storage	
Shurgard/Canyon Park Self Storage, Ltd.	
Shurgard Resco LLC	
Shurgard Resco II, LLC	
Shurgard Resco III, LLC	
Shurgard TRC Self Storage Development LLC	
STOR-Re Mutual Insurance Company, Inc.	
Storage Trust Properties, L.P.	
Van Nuys Storage Partners, Ltd. (9)	
Whittier Storage Partners, Ltd.	
First Shurgard SPRL	
Second Shurgard SPRL	

(1) B. Wayne Hughes owns approximately 2.8% of the limited partnership interest of this entity.
(2) B. Wayne Hughes owns approximately 4.4% of the limited partnership interest of this entity.
(3) The Hughes Family owns 20% of the general partner interests and 15.5% of the limited partnership interests of this entity.
(4) The Hughes Family owns 20% of the general partner interests and 11.4% of the limited partnership interests of this entity.
(5) B. Wayne Hughes owns approximately 20% of the general partner interest of these entities.
(6) The Hughes Family owns approximately 24.3% of the limited partnership interest of this entity.
(7) The Hughes Family owns approximately 11.9% of the limited partnership interest of this entity.
(8) The Hughes Family owns 20% of the general partner interests and 30.5% of the limited partnership interests of this entity.
(9) B. Wayne Hughes owns approximately 17.4% of the limited partnership interest of this entity.
(10) B. Wayne Hughes is a general partner in this entity and owns a 0.02% equity interest.
(11) B. Wayne Hughes is a general partner of this entity, and has no economic interest.

(12) B. Wayne Hughes owns approximately 0.5% of the common shares of PS Business Parks, Inc.
(13) B. Wayne Hughes owns approximately 17.9% of the general partnership interest of this entity.

Prohibited Investments and Activities

Our Bylaws prohibit us from purchasing properties in which the Company's officers or trustees have an interest, or from selling properties to such persons, unless the transactions are approved by a majority of the independent trustees and are fair to the Company based on an independent appraisal. This Bylaw provision may be changed with shareholder approval. See "Limitations on Debt" below for other restrictions in the Bylaws.

Borrowings

We have a revolving credit agreement (the "Credit Agreement") with an aggregate limit with respect to borrowings and letters of credit of $300 million, with a maturity date of March 27, 2012. Amounts drawn on the Credit Agreement bear an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.35% to LIBOR plus 1.00% depending on our credit ratings (LIBOR plus 0.35% at December 31, 2007). In addition, we are required to pay a quarterly facility fee ranging from 0.10% per annum to 0.25% per annum depending on our credit ratings (0.10% per annum at December 31, 2007). We had no outstanding borrowings on our Credit Agreement at December 31, 2007 or at February 28, 2008.

The Credit Agreement includes various covenants, the more significant of which require us to (i) maintain a leverage ratio (as defined therein) of less than 0.55 to 1.00, (ii) maintain certain fixed charge and interest coverage ratios (as defined therein) of not less than 1.5 to 1.0 and 1.75 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined therein). We were in compliance with all covenants of the Credit Agreement at December 31, 2007.

At December 31, 2007, we had (i) $410.9 million of domestic unsecured notes payable, (ii) $236.9 million of domestic mortgage notes secured by facilities in the U.S., (iii) $376.7 million of notes payable secured by facilities located in Europe and (iv) capital lease liabilities totaling $7.3 million.

The $376.7 million in notes payable secured by facilities located in Europe cannot be prepaid at this time because they are held by two joint ventures that require our joint venture partner's (same partner in each joint venture) consent to prepay. We are currently unwilling to prepay the other notes payable outstanding because of significant prepayment penalties that would be required at this time.

Approximately $189.1 million in debt owed by First Shurgard was originally scheduled to mature in May 2008. However, in February 2008, under the terms of the related credit agreement we have requested a one-year extension of the loan until May 2009. Assuming we have met our loan covenants, which we believe we have met, the lender is required to grant our request. Notwithstanding our expectation of receiving the requested one-year extension, if the extension is not granted, we and our joint venture partner are required to contribute our pro-rata share of funds necessary to repay the debt. We believe that our joint venture partner has the intention and ability to contribute their potential 80% share towards repayment of this debt if it is necessary.

Concurrent with the completion of the proposed transaction for a prospective investor to acquire a 51% interest in Shurgard Europe, we will seek to obtain a waiver from the lenders of the Second Shurgard credit facility for the change in control acceleration clause contained in the credit facility. See Note 19 to our December 31, 2007 financial statements for further information regarding the proposed transaction involving Shurgard Europe.

Subject to a limitation on unsecured borrowings in our Bylaws (described below), we have broad powers to borrow in support of our objectives. We have incurred in the past, and may incur in the future, both short-term and long-term indebtedness to increase our funds available for investment in real estate, capital expenditures and distributions.

Limitations on Debt

The Bylaws provide that the Board of Trustees shall not authorize or permit the incurrence of any obligation by the Company, which would cause our "Asset Coverage" of our unsecured indebtedness to become less than 300%. Asset Coverage is defined in the Bylaws as the ratio (expressed as a percentage) by which the value of the total assets (as defined in the Bylaws) of the Company less the Company's liabilities (except liabilities for unsecured borrowings) bears to the aggregate amount of all unsecured borrowings of the Company. This Bylaw provision may be changed only upon a shareholder vote.

Our Bylaws prohibit us from issuing debt securities in a public offering unless our "cash flow" (which for this purpose means net income, exclusive of extraordinary items, plus depreciation) for the most recent 12 months for which financial statements are available, adjusted to give effect to the anticipated use of the proceeds from the proposed sale of debt securities, would be sufficient to pay the interest on such securities. This Bylaw provision may be changed only upon a shareholder vote.

Without the consent of holders of the various series of Senior Preferred Shares, we may not take any action that would result in a ratio of "Debt" to "Assets" (the "Debt Ratio") in excess of 50%. As of December 31, 2007, the Debt Ratio was approximately 8.4%. "Debt" means the liabilities (other than "accrued and other liabilities" and "minority interest") that should, in accordance with U.S. generally accepted accounting principles, be reflected on our consolidated balance sheet at the time of determination. "Assets" means our total assets before a reduction for accumulated depreciation and amortization that should, in accordance with generally accepted accounting principles, be reflected on the consolidated balance sheet at the time of determination.

Our bank and senior unsecured debt agreements contain various financial covenants, including limitations on the level of indebtedness at less than 55% of gross asset value (as defined) and the prohibition of the payment of dividends upon the occurrence of an event of default (as defined).

Employees

We have approximately 5,700 employees in the U.S. and Europe at December 31, 2007 who render services on behalf of the Company, primarily personnel engaged in property operations. None of our employees in the U.S. are covered by a collective bargaining agreement. Two countries in Europe have employees represented through an internal collective bargaining council. We believe that our relations with our employees are generally amicable.

Federal Income Tax

We believe that we have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, but no assurance can be given that we will at all times so qualify. To the extent that we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the REIT taxable income (including gains from the sale of securities and properties) that we distribute to our shareholders.

For federal tax purposes, our distributions to our shareholders are treated by the shareholders as ordinary income, capital gains, return of capital or a combination thereof. Ordinary income dividends to our shareholders will not generally be eligible for the lower tax rates that apply to "qualified dividend income."

Our taxable REIT subsidiaries will be taxed on their taxable income. Additionally, our subsidiaries in Europe are subject to income tax in the various jurisdictions in which they operate. In general, current taxable income in Europe has been offset by net operating loss carryforwards.

Insurance

We believe our properties are adequately insured. Our facilities have historically carried comprehensive insurance, including property, earthquake, general liability and workers compensation, through nationally recognized insurance carriers and through our captive insurance programs (described below). Our captive insurance programs also insure affiliates of the Company.

For losses incurred prior to April 1, 2004, our captive insurance activities were conducted through STOR-Re Mutual Insurance Company, Inc. ("STOR-Re"), an association captive insurance company owned by the Company, the Consolidated Entities, and the Unconsolidated Entities. For losses incurred after March 31, 2004, these activities are conducted by an entity wholly owned by the Company, PS Insurance Company Hawaii, Ltd. ("PSIC-H").

The Company, STOR-Re, PSIC-H and its affiliates' maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $37 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $75 million for property coverage including earthquake coverage (€25 million for Europe) and $102 million for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e. earthquake and wind damage) determined in recent engineering and actuarial studies.

Our tenant insurance program reinsures policies against claims for losses to goods stored by tenants at our self-storage facilities. We have third-party insurance coverage for claims paid exceeding $1,500,000 resulting from any individual event, to a limit of $9,000,000. At December 31, 2007, we had approximately 490,000 reinsured policies throughout our 2,000 self-storage locations in the U.S. representing aggregate coverage of approximately $1.2 billion. Our exposure to tenant insurance losses are minimal with respect to our European operations due to third-party insurance coverage.

ITEM 1A. Risk Factors

In addition to the other information in our Annual Report on Form 10-K, you should consider the risks described below that we believe may be material to investors in evaluating the Company. This section contains forward-looking statements, and in considering these statements, you should refer to the qualifications and limitations on our forward-looking statements that are described in **Forward Looking Statements** at the beginning of Item 1.

Since our business consists primarily of acquiring and operating real estate, we are subject to the risks related to the ownership and operation of real estate.

The value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of owning real estate-related assets, including:

- lack of demand for rental spaces or units in a locale;
- changes in general economic or local conditions;
- natural disasters, such as earthquakes and floods;
- potential terrorist attacks;
- changes in supply of or demand for similar or competing facilities in an area;
- the impact of environmental protection laws;

- changes in interest rates and availability of permanent mortgage funds which may render the sale of a nonstrategic property difficult or unattractive including the impact of the current turmoil in the credit markets;
- increases in insurance premiums, property tax assessments and other operating and maintenance expenses;
- adverse changes in tax, real estate and zoning laws and regulations; and
- tenant and employment-related claims.

In addition, we self-insure certain of our property loss, liability, and workers compensation risks for which other real estate companies may use third-party insurers. This results in a higher risk of losses that are not covered by third-party insurance contracts, as described in Note 16 under "Insurance and Loss Exposure" to our consolidated financial statements at December 31, 2007.

There is significant competition among self-storage facilities and from other storage alternatives. Most of our properties are self-storage facilities, which generated most of our revenue for the year ended December 31, 2007. Local market conditions will play a significant part in how competition will affect us. Competition in the market areas in which many of our properties are located from other self-storage facilities and other storage alternatives is significant and has affected the occupancy levels, rental rates and operating expenses of some of our properties. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate.

We may incur significant environmental costs and liabilities. As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, whether from environmental or microbial issues, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and intend to conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environmental investigations or remedial actions. We have obtained, with respect to recent acquisitions, and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liability. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operations.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint concerning moisture infiltration, condensation or mold problems and/or become aware that an air quality concern exists, we implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We seek to work proactively with our tenants to resolve moisture infiltration and mold-related issues, subject to our contractual limitations on liability for such claims. However, we can give no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Delays in development and fill-up of our properties would reduce our profitability. From January 1, 2003, through December 31, 2007, we have opened 34 newly developed self-storage facilities in the U.S. and, since August 22, 2006, 15 newly developed facilities in Europe. In addition, our development "pipeline" in the United States and Europe at December 31, 2007 consist of 43 projects with total estimated costs of $251 million. We anticipate the development of these 43 projects to be completed in the next two years. Construction delays due to weather, unforeseen site conditions, personnel problems, and other factors, as well as cost overruns, would adversely affect our profitability. Delays in the rent-up of newly developed storage space as a result of competition or other factors would also adversely impact our profitability.

Property taxes can increase and cause a decline in yields on investments. Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Such increases could adversely impact our profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures. All our properties must comply with the Americans with Disabilities Act and with related regulations (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. A failure to comply with the ADA or similar state laws could result in government imposed fines on us and could award damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

We incur liability from tenant and employment-related claims. From time to time we must resolve tenant claims and employment-related claims by corporate level and field personnel.

We grow our business primarily through acquisitions of existing properties and are subject to risks related to acquisitions.

We grow our business in large part through the acquisition of existing properties, including acquisitions of businesses owned by other storage operators. In addition to the general risks related to real estate described above which may also adversely impact operations at acquired properties, we are also subject to the following risks in connection with property acquisitions and the integration of acquired properties into our operations.

Any failure by us to manage acquisitions and other significant transactions successfully could negatively impact our financial results. As an increasing part of our business, we acquire other self-storage facilities. We also evaluate from time to time other significant transactions. If these facilities are not properly integrated into our system, our financial results may suffer.

Any failure to successfully integrate acquired operations with our existing business could negatively impact our financial results. To fully realize any anticipated benefits from an acquisition, we must successfully complete the combination of the businesses of Public Storage and acquired properties in a manner that permits cost savings to be realized. It is possible that the integration process could result in a decline in occupancy and/or rental rates, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements that adversely affect our ability to maintain relationships with tenants and employees or to achieve anticipated benefits, particularly with large acquisitions.

As a result of our acquisition of the international operations of Shurgard in Europe, we are exposed to additional risks related to international businesses. We have limited experience in European operations, which may adversely impact our ability to operate profitably in Europe. In addition, these operations have specific inherent risks, including without limitation the following:

- currency risks, including currency fluctuations and risks related to foreign currency hedging activities;

- unexpected changes in legislative and regulatory requirements;
- potentially adverse tax burdens;
- burdens of complying with different permitting standards, environmental and labor laws and a wide variety of foreign laws;
- obstacles to the repatriation of earnings and cash;
- regional, national and local political uncertainty;
- economic slowdown and/or downturn in foreign markets;
- difficulties in staffing and managing international operations;
- reduced protection for intellectual property in some countries; and
- inability to effectively control less than wholly-owned partnerships and joint ventures.

Some acquired properties are subject to property tax reappraisals which may increase our property tax expense. Some of the facilities we acquired in the Shurgard Merger have been, and will continue to be, subject to property tax reappraisal that could increase property tax expense and adversely affect our profitability. Up to 17% of the domestic properties we acquired in the merger are located in jurisdictions that may provide for property tax reappraisal upon a change of ownership and so may face further reassessment.

We may be unable to successfully complete the contemplated investment by a third party to acquire a significant portion of Shurgard Europe.

We have announced that we have entered into an agreement in principle for a prospective investor to acquire a 51% interest in Shurgard Europe. However, no binding agreement has been signed with the prospective investor and there is no assurance that a binding agreement will be signed or that the transaction will be completed. We may be unable for any reason to finalize negotiations and completion of a possible transaction involving Shurgard Europe, and there can be no guarantee that any transaction involving the acquisition by a prospective purchaser of an interest in Shurgard Europe will occur.

We are subject to risks related to our ownership of assets in joint venture structures.

In connection with our 2006 acquisition of Shurgard, we acquired interests in several joint ventures that owned properties. Joint ventures have additional risks, including without limitation, the following:

- Risks related to the financial strength, common business goals and strategies and cooperation of the venture partner.
- The inability to take some actions with respect to the joint venture activities that we may believe are favorable, if our joint venture partner does not agree.
- The risk that we could lose our REIT status based upon actions of the joint ventures if we are unable to effectively control these indirect investments.
- The risk that we may not control the legal entity that has title to the real estate.
- The risk that our investments in these entities may not be easily sold or readily accepted as collateral by our lenders, or that lenders may view joint ventured assets as less favorable as collateral.
- The risk that the joint ventures could take actions that we could not prevent, which could result in negative rating agency impacts to our preferred stock and debt.
- The risk that we may be constrained from certain activities of our own that we would otherwise deem favorable, due to noncompete clauses in our joint venture arrangements.

- The risk that we will be unable to resolve disputes with our joint venture partners. We are currently engaged in legal proceedings including arbitration and litigation with certain joint venture partners in the United States and Europe.

The Hughes Family could control us and take actions adverse to other shareholders.

At December 31, 2007, B. Wayne Hughes, Chairman of the Board of Trustees and his family (the "Hughes Family") owned approximately 25.3% of our aggregate outstanding common shares. Our declaration of trust permits the Hughes Family to own up to 47.66% of our outstanding common shares. Consequently, the Hughes family may or could control matters submitted to a vote of our shareholders, including electing trustees, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, even though such actions may not be favorable to other shareholders.

Certain provisions of Maryland law and in our declaration of trust and bylaws may prevent changes in control or otherwise discourage takeover attempts beneficial to stockholders.

Maryland law limits certain business combinations and changes of control of the Company unless the Board affirmatively elects not to be covered by the statutory provisions. Currently, the Board has opted out of the statutory limitations of both statutes. However, the Board may in the future elect to be covered under the business combination provisions and the control share acquisitions provisions of Maryland law. The business combination provisions of Maryland law (in the event our Board opts to make them applicable to us), the control share acquisition provisions of Maryland law (if the applicable provision in our bylaws is rescinded), limitations on removal of trustees in our declaration of trust, restrictions on the acquisition of our shares of beneficial interest, the power to issue additional common shares, preferred shares or equity shares and the advance notice provisions of our bylaws could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of the common shares or might otherwise be in their best interest. Certain provisions of Maryland law permit our board of trustees, without shareholder approval and regardless of what is provided in our declaration of trust or bylaws, to implement takeover defenses that we may not yet have and to take, or refrain from taking, certain other actions without those decisions being subject to any heightened standard of conduct or standard of review as such decisions may be subject in certain other jurisdictions.

To preserve our status as a REIT under the Code, our declaration of trust contains limitations on the number and value of shares of beneficial interest that any person may own. These ownership limitations generally limit the ability of a person, other than the Hughes Family (as defined in our declaration of trust) and other than "designated investment entities" (as defined in our declaration of trust), to own more than 3% of our outstanding common shares or 9.9% of the outstanding shares of any class or series of preferred or equity shares, in each case, in value or number of shares, whichever is more restrictive, unless an exemption is granted by our board of trustees. These limitations could discourage, delay or prevent a transaction involving a change in control of our company not approved by our board of trustees.

If we failed to qualify as a REIT, we would be taxed as a corporation, which would substantially reduce funds available for payment of dividends.

Investors are subject to the risk that we may not qualify as a REIT. REITs are subject to a range of complex organizational and operational requirements. As a REIT, we must distribute with respect to each year at least 90% of our REIT taxable income to our shareholders (which may take into account certain dividends paid in the subsequent year). Other restrictions apply to our income and assets. Our REIT status is also dependent upon the ongoing qualification of our affiliate, PSB, as a REIT, as a result of our substantial ownership interest in that company.

For any taxable year that we fail to qualify as a REIT and are unable to avail ourselves of certain savings provisions set forth in the Code, we would be subject to federal income tax at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment and would adversely affect our earnings. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We have also assumed, based on public filings, that Shurgard qualified as a REIT. However, if Shurgard failed to qualify as a REIT, we generally would have succeeded to or incurred significant tax liabilities (including the significant tax liability that would have resulted from the deemed sale of assets by Shurgard pursuant to the merger).

We may pay some taxes, reducing cash available for shareholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, foreign, state and local taxes on our income and property. Since January 1, 2001, certain corporate subsidiaries of the Company (including certain subsidiaries acquired in connection with the Shurgard merger) have elected to be treated as "taxable REIT subsidiaries" of the Company for federal income tax purposes. A taxable REIT subsidiary is taxable as a regular corporation and is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, if we receive or accrue certain amounts and the underlying economic arrangements among our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties, we will be subject to a 100% penalty tax on those payments in excess of amounts deemed reasonable between unrelated parties. To the extent that the Company or any taxable REIT subsidiary is required to pay federal, foreign, state or local taxes, we will have less cash available for distribution to shareholders.

We have become increasingly dependent upon automated processes and the Internet and are faced with security system risks.

We have become increasingly centralized and dependent upon automated information technology processes. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack. In addition, a portion of our business operations are conducted over the Internet, increasing the risk of viruses that could cause system failures and disruptions of operations. Experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns.

We have no interest in Canadian self-storage facilities owned by the Hughes family.

The Hughes Family has ownership interests in, and operates, 48 self-storage facilities in Canada under the name "Public Storage." We currently do not own any interests in these facilities nor do we own any facilities in Canada. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of the self-storage facilities in Canada if the Hughes family or the corporation agrees to sell them. However, we have no ownership interest in the operations of this corporation, have no right to acquire their stock or assets unless the Hughes family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

Prior to December 31, 2003, Company personnel were engaged in the supervision and the operation of these properties and provided certain administrative services for the Canadian owners, and certain other services, primarily tax services, with respect to certain other Hughes Family interests. The Hughes Family and the Canadian owners reimbursed us at cost for these services in the amount of $542,499 with respect to the Canadian operations and $151,063 for other services during 2003 (in U.S. dollars). There were conflicts of interest in allocating time of our personnel between Company properties, the Canadian properties, and certain other Hughes Family interests. The sharing of Company personnel with the Canadian entities was substantially eliminated by December 31, 2003.

Through our subsidiaries, we continue to reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. We acquired the tenant insurance business on December 31, 2001 through our acquisition of PS Insurance Company, or PSICH. For the years ended December 31, 2007 and 2006, PSICH received $906,000 and $989,000, respectively, in reinsurance premiums attributable to the Canadian Facilities. Since PSICH's right to provide tenant reinsurance to the Canadian Facilities may be qualified, there is no assurance that these premiums will continue.

Increases in interest rates may adversely affect the price of our common stock.

One of the factors that influence the market price of our common shares and our other securities is the annual rate of distributions that we pay on the securities, as compared with interest rates. An increase in interest rates may lead purchasers of REIT shares to demand higher annual distribution rates, which could adversely affect the market price of our common shares and other securities.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the U.S., the European Community, or their businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the U.S. to enter into a wider armed conflict, which could further impact our business and operating results.

Developments in California may have an adverse impact on our business.

We are headquartered in, and approximately one-fifth of our properties in the U.S. are located in California. California is facing budgetary problems. Action that may be taken in response to these problems, such as an increase in property taxes on commercial properties, could adversely impact our business and results of operations. In addition, we could be adversely impacted by efforts to reenact legislation mandating medical insurance for employees of California businesses and members of their families.

ITEM 1B. Unresolved Staff Comments

Not applicable.

ITEM 2. Properties

At December 31, 2007, we had direct and indirect ownership interests in 2,012 and 174 storage facilities located in 38 states within the U.S. and seven Western European nations, respectively:

	At December 31, 2007	
	Number of Storage Facilities (a)	Net Rentable Square Feet (in thousands)
United States:		
California:		
Southern	202	13,897
Northern	170	9,867
Texas	235	15,375
Florida	191	12,470
Illinois	123	7,800
Washington	91	5,998
Georgia	92	5,964
North Carolina	69	4,775
Virginia	78	4,407
New York	62	3,967
Colorado	60	3,810
New Jersey	56	3,524
Maryland	55	3,185
Minnesota	44	2,990
Michigan	43	2,755
Arizona	37	2,259
South Carolina	40	2,155
Missouri	38	2,144
Oregon	39	2,006
Tennessee	33	1,883
Indiana	31	1,880
Pennsylvania	28	1,867
Ohio	30	1,860
Nevada	22	1,404
Kansas	22	1,310
Massachusetts	19	1,179
Wisconsin	16	1,030
Other states (12 states)	86	4,713
Total – U.S.	2,012	126,474
Europe:		
France	53	2,776
Netherlands	33	1,749
Sweden	26	1,372
Belgium	21	1,219
United Kingdom	20	947
Germany	11	550
Denmark	10	502
Total - Europe	174	9,115
Grand Total	2,186	135,589

(a) See Schedule III: Real Estate and Accumulated Depreciation in the Company's 2007 financials, for a complete list of properties consolidated by the Company.

Our facilities are generally operated to maximize cash flow through the regular review and adjustment of rents charged to our tenants. For the year ended December 31, 2007, the weighted average occupancy level and the average realized rent per occupied square foot for our self-storage facilities were approximately 88% and $12.87, respectively in the U.S. and 84% and $25.77, respectively in Europe. Included in the 2,186 storage facilities are 34 newly developed facilities opened since January 1, 2003.

At December 31, 2007, 156 of our facilities were encumbered by an aggregate of $614 million in mortgage notes payable.

We have no specific policy as to the maximum size of any one particular self-storage facility. However, none of our facilities involves, or is expected to involve, 1% or more of our total assets, gross revenues or net income.

Description of Self-Storage Facilities: Self-storage facilities, which comprise the majority of our investments, are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space, which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of property managers who are supervised by district managers. Some self-storage facilities also include rentable uncovered parking areas for vehicle storage. Storage facility spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property, the size of the storage space and length of stay. All of our self-storage facilities in the U.S. are operated under the "Public Storage" brand name, while our facilities in Europe are operated under the "Shurgard Storage Centers" brand name.

Users of space in self-storage facilities include individuals from virtually all demographic groups, as well as businesses. Individuals usually obtain this space for storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

Our self-storage facilities generally consist of three to seven buildings containing an aggregate of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately eight to 12 feet.

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months.

Our self-storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 38 states in the U.S. and seven Western European nations. Generally our self-storage facilities are located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments. However, there may be circumstances in which it may be appropriate to own a property in a less populated area, for example, in an area that is highly visible from a major thoroughfare and close to, although not in, a heavily populated area. Moreover, in certain population centers, land costs and zoning restrictions may create a demand for space in nearby less populated areas.

Competition from other self-storage facilities as well as other forms of storage in the market areas in which many of our properties are located is significant and has affected the occupancy levels, rental rates, and operating expenses of many of our properties.

Since our investments are primarily self-storage facilities, our ability to preserve our investments and achieve our objectives is dependent in large part upon success in this field. Historically, upon stabilization after an initial fill-up period, our self-storage facility interests have generally shown a high degree of consistency in generating cash flows, despite changing economic conditions. We believe that our self-storage facilities, upon stabilization, have attractive characteristics consisting of high profit margins, a broad tenant base and low levels of capital expenditures to maintain their condition and appearance.

Commercial Properties: In addition to our interests in 2,186 self-storage facilities, we have an interest in PSB, which, as of December 31, 2007, owns and operates approximately 19.6 million net rentable square feet in eight states. At December 31, 2007, our investment in PSB represents 2.6% of our total assets based upon book value of $273.7 million. The market value of our investment in PSB at December 31, 2007 of approximately $668.6 million represents 6.3% of the book value of our total assets at December 31, 2007 of approximately $10.6 billion. We also directly own 1,455,000 net rentable square feet of commercial space, primarily located at our existing self-storage locations, comprised of small retail locations.

The commercial properties owned by PSB consist of flex space, office space and industrial space. Flex space is defined as buildings that are configured with a combination of part warehouse space and part office space and can be designed to fit a wide variety of uses. The warehouse component of the flex space has a variety of uses including light manufacturing and assembly, storage and warehousing, showroom, laboratory, distribution and research and development activities. The office component of flex space is complementary to the warehouse component by enabling businesses to accommodate management and production staff in the same facility. PSB also owns low-rise suburban office space, generally either in business parks that combine office and flex space or in desirable submarkets where the economics of the market demand an office build-out. PSB also owns industrial space that has characteristics similar to the warehouse component of the flex space.

Environmental Matters: Our policy is to accrue environmental assessments and estimated remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

ITEM 3. Legal Proceedings

Serrao v. Public Storage, Inc. (filed April 2003) (Superior Court of California – Orange County)

The plaintiff in this case filed a suit against the Company on behalf of a putative class of renters who rented self-storage units from the Company. Plaintiff alleges that the Company misrepresented the size of its storage units, has brought claims under California statutory and common law relating to consumer protection, fraud, unfair competition, and negligent misrepresentation, and is seeking monetary damages, restitution, and declaratory and injunctive relief. On November 26, 2007, the Court entered an order dismissing the matter in its entirety without any liability to the Company.

Drake v. Shurgard Storage Centers, Inc. (filed September 2002) (Superior Court of California – Orange County)

This is a companion case to the Serrao matter discussed above. The plaintiff alleges the same set of operative facts and seeks the same relief as in Serrao against Shurgard, whose liability Public Storage assumed following the merger of Public Storage and Shurgard on August 22, 2006. In June 2007, the Court certified a class of all Shurgard renters who rented a storage unit at a Shurgard facility in California that was smaller than represented. On November 26, 2007, the Court entered an order dismissing the matter in its entirety without any liability to the Company.

Potter, et al v. Hughes, et al (filed December 2004) (United States District Court – Central District of California)

In November 2002, a shareholder of the Company made a demand on our Board challenging the fairness of the Company's acquisition of PS Insurance Company, Ltd. ("PSIC") and related matters. PSIC was previously owned by the Hughes Family. In June 2003, following the filing by the Hughes Family of a complaint for declaratory relief asking the court to find that the acquisition of PSIC and related matters were fair to the Company, it was ruled that the PSIC transaction was just and reasonable as to the Company and holding that the Hughes Family was not required to make any payment to the Company.

At the end of December 2004, the same shareholder referred to above and a second shareholder filed this shareholder's derivative complaint naming as defendants the Company's directors (and two former directors) and certain officers of the Company. The matters alleged in this complaint relate to PSIC, the Hughes Family's Canadian self-storage operations and the Company's 1995 reorganization. In July 2006, the Court granted the defendants' motion to dismiss the amended Complaint without leave to amend. In August 2006, Plaintiffs filed a notice of appeal of the Court's decision. The appeal is currently pending. We believe the litigation will not have any financially adverse effect on the Company (other than the costs and other expenses relating to the lawsuit).

Brinkley v. Public Storage, Inc. (filed April 2005) (Superior Court of California – Los Angeles County)

The plaintiff sued the Company on behalf of a purported class of California non-exempt employees based on various California wage and hour laws and seeking monetary damages and injunctive relief. In May 2006, a motion for class certification was filed seeking to certify five subclasses. Plaintiff sought certification for alleged meal period violations, rest period violations, failure to pay for travel time, failure to pay for mileage reimbursement, and for wage statement violations. In October 2006, the Court declined to certify three out of the five subclasses. The Court did, however, certify subclasses based on alleged meal period and wage statement violations. Subsequently, the Company filed a motion for summary judgment seeking to dismiss the matter in its entirety. On June 22, 2007, the Court granted the Company's summary judgment motion as to the causes of action relating to the subclasses certified and dismissed those claims. The only surviving claims are those relating to the named plaintiff only. The plaintiff has filed an appeal to the Court's June 22, 2007 summary judgment ruling. An appeal to the Court's June 22, 2007 order granting the Company's summary judgment motion is currently pending.

Simas v. Public Storage, Inc. (filed January 2006) (Superior Court of California – Orange County)

The plaintiff brought this action against the Company on behalf of a purported class who bought insurance coverage at the Company's facilities alleging that the Company does not have a license to offer, sell and/or transact storage insurance. The action was originally brought under California Business and Professions Code Section 17200 and seeks retention, monetary damages and injunctive relief. The Company filed a demurrer to the complaint. While the demurrer was pending, the plaintiff amended the complaint to allege a national class and claims for unfair business practices, unjust enrichment, money had and received, and negligent and intentional misrepresentation. Ultimately all claims except for unjust enrichment were dismissed. A subsequent demurrer was filed and sustained without leave to amend. The case was therefore dismissed. The plaintiff has appealed the trial court's ruling and this appeal is currently pending.

European Joint Venture Arbitration Proceeding

The Company holds indirectly a 20% interest in each of two joint ventures in Europe, First Shurgard and Second Shurgard, that collectively own 70 self-storage properties in Europe. On August 24, 2006, the Company, through its affiliate, Shurgard Europe, served an exit notice on the European joint venture partners informing them of its intention to purchase their interests in First Shurgard and Second Shurgard pursuant to an early exit procedure that the Company believes is provided for in the respective joint venture agreements. The exit notice offered to pay the joint venture partners an amount for their interests in accordance with the provisions of the joint venture agreements. The joint ventures partners have contested both the valuation of their interests and whether the Company has the right to purchase its interests under this early exit procedure. Accordingly, it is uncertain as to whether the Company will acquire such interests pursuant to the early exit notice served. On January 17, 2007, Shurgard Europe filed an arbitration request with the International Chamber of Commerce to compel arbitration of the matter. The arbitration proceedings are currently scheduled to begin on June 30, 2008.

Other Items

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon our operations or financial position.

ITEM 4. Submission of Matters to a Vote of Security Holders

We did not submit any matter to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2007.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

a. Market Price of the Registrant's Common Equity:

Our Common Shares (NYSE: PSA), including those of Public Storage, Inc. prior to our reorganization in June 2007, have been listed on the New York Stock Exchange since October 19, 1984. Our Depositary Shares each representing 1/1,000 of an Equity Share, Series A (NYSE:PSAA) (see section c. below), including those of Public Storage, Inc. prior to our reorganization in June 2007 have been listed on the New York Stock Exchange since February 14, 2000.

The following table sets forth the high and low sales prices of our Common Shares on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2006	1st	$ 84.62	$ 67.72
	2nd	81.40	70.26
	3rd	89.25	75.44
	4th	98.05	85.17
2007	1st	117.16	92.43
	2nd	99.36	74.28
	3rd	82.11	68.09
	4th	85.58	70.29

The following table sets forth the high and low sales prices of our Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2006	1st	$ 27.76	$ 26.20
	2nd	27.25	25.60
	3rd	28.08	26.35
	4th	27.70	26.18
2007	1st	27.27	26.25
	2nd	26.88	25.65
	3rd	26.15	25.00
	4th	26.29	24.32

As of February 15, 2008, there were approximately 20,282 holders of record of Common Shares and approximately 9,744 holders of Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A.

b. Dividends

We have paid quarterly distributions to our shareholders since 1981, our first full year of operations. Overall distributions on Common Shares for 2007 amounted to $340.0 million or $2.00 per share.

Holders of Common Shares are entitled to receive distributions when and if declared by our Board of Trustees out of any funds legally available for that purpose. In order to maintain our REIT status for federal income tax purposes, we are generally required to pay dividends at least equal to 90% of our real estate investment trust taxable income for the taxable year (for this purpose, certain dividends paid in the subsequent year may be taken into account). We intend to pay distributions sufficient to permit us to maintain our REIT status.

For Federal income tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2007, the dividends paid on common shares ($2.00 per share), on all the various classes of preferred shares, and on our Equity Shares, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.8756%	98.8310%	100.0000%	97.3267%
Long-term Capital Gain	0.1244%	1.1690%	0.0000%	2.6733%
Total	100.0000%	100.0000%	100.0000%	100.0000%

A percentage of the ordinary income is "qualified dividend income" for each quarter of 2007 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Qualified dividend	0.0000%	0.0000%	0.0000%	3.9242%

For 2006, the dividends paid on common shares ($2.00 per share), on all the various classes of preferred shares, and on our Equity Shares, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.0000%	100.0000%	100.0000%	100.0000%
Long-term Capital Gain	0.0000%	0.0000%	0.0000%	0.0000%
Total	100.0000%	100.0000%	100.0000%	100.0000%

c. Equity Stock

The Company is authorized to issue 100,000,000 Equity Shares. Our declaration of trust provides that the Equity Shares may be issued from time to time in one or more series and gives the board of trustees broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Shares.

At December 31, 2007, we had 8,744,193 depositary shares outstanding, each representing 1/1,000 of an Equity Share, Series A. The Equity Shares, Series A rank on a parity with our common shares and junior to the Senior Preferred Shares with respect to distributions and liquidation and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the Common Shares or b) $2.45 per annum. Except in order to preserve the Company's Federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its Federal income tax status as a REIT, each depositary share will be convertible into 0.956 of our common shares. The depositary shares are otherwise not convertible into common shares. Holders of depositary shares vote as a single class with our holders of common shares on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders.

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Shares, Series AAA ("Equity Shares AAA") to a newly formed joint venture. The Equity Shares AAA ranks on a parity with common shares and junior to the Senior Preferred Shares with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders.

ITEM 6. Selected Financial Data

	For the year ended December 31,				
	2007 (1)	2006 (1)	2005	2004	2003
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$1,804,954	$1,349,212	$1,043,391	$952,766	$890,350
Interest and other income	11,417	31,799	16,447	5,391	2,537
	1,816,371	1,381,011	1,059,838	958,157	892,887
Expenses:					
Cost of operations (excluding depreciation)	659,865	498,438	378,258	361,944	340,871
Depreciation and amortization	622,410	437,568	196,153	182,890	183,863
General and administrative	59,749	84,661	21,115	18,813	17,127
Interest expense	63,671	33,062	8,216	760	1,121
	1,405,695	1,053,729	603,742	564,407	542,982
Income from continuing operations before equity in earnings of real estate entities, gain on disposition of real estate investments, casualty loss, foreign currency exchange gain, income from derivatives and minority interest in income	410,676	327,282	456,096	393,750	349,905
Equity in earnings of real estate entities	12,738	11,895	24,883	22,564	24,966
Gain on disposition of real estate investments and casualty gain or loss, net	5,212	2,177	1,182	67	1,007
Foreign currency exchange gain and income from derivatives, net	58,444	4,262	-	-	-
Minority interest in income	(29,543)	(31,883)	(32,651)	(49,913)	(43,703)
Income from continuing operations	457,527	313,733	449,510	366,468	332,175
Cumulative effect of change in accounting principle	-	578	-	-	-
Discontinued operations	8	(285)	6,883	(255)	4,478
Net income	$457,535	$314,026	$456,393	$366,213	$336,653
Per Common Share:					
Distributions	$2.00	$2.00	$1.90	$1.80	$1.80
Net income – Basic	$1.18	$0.33	$1.98	$1.39	$1.29
Net income – Diluted	$1.17	$0.33	$1.97	$1.38	$1.28
Weighted average common shares – Basic	169,342	142,760	128,159	127,836	125,181
Weighted average common shares – Diluted	170,147	143,715	128,819	128,681	126,517
Balance Sheet Data:					
Total assets	$10,643,102	$11,198,473	$5,552,486	$5,204,790	$4,968,069
Total debt	$1,069,928	$1,848,542	$149,647	$145,614	$76,030
Minority interest (other partnership interests)	$181,688	$181,030	$28,970	$118,903	$141,137
Minority interest (preferred partnership interests)	$325,000	$325,000	$225,000	$310,000	$285,000
Shareholders' equity	$8,763,129	$8,208,045	$4,817,009	$4,429,967	$4,219,799
Other Data:					
Net cash provided by operating activities	$1,013,204	$775,400	$673,871	$595,315	$547,918
Net cash used in investing activities	$(247,475)	$(495,890)	$(453,146)	$(157,638)	$(205,133)
Net cash used in financing activities	$(1,061,457)	$(228,095)	$(102,969)	$(276,255)	$(241,076)

(1) The significant increase in our revenues, cost of operations, depreciation and amortization, and interest expense in 2006 and 2007, and the significant increase in total assets, total debt and shareholder' equity in 2006, is due to our acquisition of Shurgard Storage Centers in August 2006. See Note 3 to our consolidated financial statements for the year ended December 31, 2007 for further information.

ITEM 7. <u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto.

Forward Looking Statements: This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "plans," "would," "should," "may," "estimates" and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. As a result, you should not rely on any forward-looking statements in this report, or which management may make orally or in writing from time to time, as predictions of future events nor guarantees of future performance. We caution you not to place undue reliance on forward-looking statements, which speak only as the date of this report or as of the dates indicated in the statements. All of our forward-looking statements, including those in this report, are qualified in their entirely by this statement. We expressly disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of this document, except where expressly required by law. Accordingly, you should use caution in relying on past forward-looking statements to anticipate future results.

Factors and risks that may impact our future results and performance include, but are not limited to, those described in Item 1A, "Risk Factors" and in our other filings with the Securities and Exchange Commission ("SEC"). These risks include, among others, the following:

- general risks associated with the ownership and operation of real estate including changes in demand for our storage facilities, potential liability for environmental contamination, adverse changes in tax, real estate and zoning laws and regulations, and the impact of natural disasters;
- risks associated with downturns in the national and local economies in the markets in which we operate;
- the risk that Public Storage may for any reason be unable to finalize negotiations and completion of a possible transaction involving Shurgard Europe;
- the impact of competition from new and existing storage and commercial facilities and other storage alternatives;
- difficulties in our ability to successfully evaluate, finance, integrate into our operations and manage acquired and developed properties;
- risks related to our participation in joint ventures;
- risks associated with international operations including, but not limited to, unfavorable foreign currency rate fluctuations that could adversely affect our earnings and cash flows;
- the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing REITs;
- risks associated with a possible failure by us to qualify as a REIT under the Internal Revenue Code of 1986, as amended;
- disruptions or shutdowns of our automated processes and systems;
- difficulties in raising capital at a reasonable cost;

- delays in the development process; and

- economic uncertainty due to the impact of war or terrorism.

The risks included here are not exhaustive as it is not possible for management to predict all possible risk factors that may exist or emerge from time to time. Investors should refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K and other information filed from time to time with the SEC for additional information.

Overview

Public Storage was organized in 1980. Effective June 1, 2007, following approval by our shareholders, we reorganized Public Storage, Inc. into Public Storage, a Maryland real estate investment trust (referred to herein as "the Company", "the Trust", "we", "us", or "our"). We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") whose principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. We are the largest owner and operator of self-storage facilities in the United States ("U.S."), and we have an interest in what we believe is the largest owner and operator of self-storage facilities in Europe. We significantly increased the scope and scale of our operations on August 22, 2006, when we merged with Shurgard Storage Centers, Inc., ("Shurgard" and the merger referred to as the "Shurgard Merger"), a REIT which had an interest in 487 self-storage facilities located in the U.S. and an interest in a platform of self-storage facilities in seven Western European countries.

At December 31, 2007, we had direct and indirect equity interests in 2,012 self-storage facilities located in 38 states within the U.S. operating under the "Public Storage" name containing approximately 126 million net rentable square feet of space, and 174 self-storage facilities located in seven Western European countries which operate under the "Shurgard Storage Centers" name containing approximately nine million net rentable square feet of space. We also have direct and indirect equity interests in approximately 21 million net rentable square feet of commercial space located in 11 states in the U.S. operated under the "PS Business Parks" and Public Storage brands.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental income and operating expenses of our facilities. Development of new self-storage facilities has intensified the competition among storage operators in many market areas in which we operate.

Business Attributes

We believe that we possess several primary business attributes that permit us to compete effectively:

Centralized information networks: Our facilities in the U.S. and Europe are part of comprehensive centralized reporting and information networks which enable our U.S. and European management teams to identify changing market conditions and operating trends as well as analyze customer data, and quickly change our properties' pricing and promotional mix on an automated basis.

***National Telephone Reservation Center*:** In the U.S., we operate a centralized telephone reservation system, which provides added customer service and helps to maximize utilization of available self-storage space. Customers calling either the toll-free telephone referral system, (800) 44-STORE, or a storage facility, are directed to the national reservation system. A representative discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries. We believe that the centralized telephone reservation system enhances our ability to market storage space in the United States relative to handling these calls at individual properties, because it allows us to more effectively offer all spaces at all facilities in the vicinity of a customer and we can provide higher-quality selling efforts through dedicated sales specialists trained in a central location. We also provide customers the opportunity to review space availability and make reservations online through our website, www.publicstorage.com.

Economies of scale: We are the largest provider of self-storage space in the U.S. and Europe. As of December 31, 2007, we operated 2,186 storage facilities in which we had an interest and managed 31 self-storage facilities for third parties. These facilities are in markets within 38 states in the U.S. and seven Western European countries. At December 31, 2007, we had over 1,095,000 self-storage spaces rented. The size and scope of our operations have enabled us to achieve high operating margins and a low level of administrative costs relative to revenues, through the centralization of many functions with specialists, such as facility maintenance, employee compensation and benefits programs, pricing of our product, as well as the development and documentation of standardized operating procedures. We also believe that our major market concentration provides managerial efficiencies stemming from having a large number of facilities in close proximity to each other.

Brand name recognition: Our operations in the U.S. are conducted under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry in the U.S. Our storage operations within the U.S. are conducted in 38 states, giving us national recognition and prominence. Our facilities tend to be in highly visible and heavily populated areas, improving the local awareness of our brand. Customer awareness of self-storage in Europe is emerging. All of our facilities in Europe are operating under the "Shurgard Storage Centers" brand name. We believe we are the single largest self-storage operator in Western Europe as of December 31, 2007.

Major Market Concentration in the U.S.: We focus our operations in the major markets in the U.S., which we believe enhances our marketing efficiency. We can economically purchase large, prominent, well-placed yellow page ads that allow us to reach the consumer more effectively than smaller operators. We are also able to purchase and bid aggressively for multiple-keyword advertising on national Internet search engines. In addition, we are able to market efficiently using television as a media source. We believe that our competitors cannot use television advertising, because their limited concentration of facilities does not provide a sufficient potential customer base to offset the high cost of television advertising.

In addition, we believe that in recent years, zoning requirements in some of the major metropolitan markets in which we operate in the U.S. have increased, resulting in more barriers to new competition. While this has limited our new development opportunities, it has minimized supply increases and competition with certain of our properties.

Retail operations: Through a taxable REIT subsidiary, we sell retail items associated with the storage business and rent trucks at our self-storage facilities in order to supplement and strengthen the existing self-storage business by further meeting the needs of storage customers.

Each of our self-storage locations' rental offices sell locks, boxes, and packing materials, while certain of the facilities in the U.S. also rent trucks primarily to storage customers or operate as an agent of long-distance truck rental companies. These rental offices which conduct these activities include, in some cases, larger retail-oriented locations.

Tenant insurance program: Through taxable REIT subsidiaries, we reinsure policies issued to our tenants against lost or damaged goods stored by tenants in our storage facilities. These subsidiaries receive the premiums and bear the risks associated with the re-insurance. We believe that our tenant insurance operations further supplement and strengthen the existing self-storage business and provide an additional source of earnings for the Company.

<u>**Growth and Investment Strategies**</u>

Our growth strategies consist of: (i) improving the operating performance of our existing self-storage properties, (ii) acquiring properties that are owned or operated by others in the U.S., (iii) expanding and repackaging existing U.S. real estate facilities, (iv) participating in the growth of commercial facilities owned primarily by PSB and (v) capitalizing on the potential growth in the European market. These strategies are described as follows:

Improve the operating performance of existing properties: We seek to increase the net cash flow generated by our existing self-storage properties by a) regularly evaluating our call volume, reservation activity, and move-in/move-out rates for each of our properties relative to our marketing activities, b) evaluating market supply and demand factors and, based upon these analyses, adjusting our marketing activities and rental rates, c) attempting to maximize revenues through evaluating the appropriate balance between occupancy, rental rates, and promotional discounting and d) controlling expense levels. We believe that our property management personnel and systems, combined with the national telephone reservation system and media advertising programs will continue to enhance our ability to meet these goals.

Acquire properties owned or operated by others in the U.S.: We believe our presence in and knowledge of substantially all of the major markets in the U.S. enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the self-storage industry. Data on the rental rates and occupancy levels of our existing facilities, which are often located in proximity to potential acquisition candidates, provide us an advantage in evaluating the potential of acquisition opportunities.

Expand and repackage existing real estate facilities: We have a substantial number of facilities in the U.S. that were developed and constructed 20 or more years ago based upon local competitive and demographic conditions in place at that time. Population densities and other such conditions may have changed since then, providing opportunities to expand and further invest into our existing self-storage locations, either by improving the quality of the existing units by adding amenities such as climate control, or by expanding these facilities at a per square foot cost that is typically less than the cost incurred in developing a new location. At December 31, 2007, we have identified 27 such projects to expand or repackage our existing facilities in the U.S., for an aggregate cost of approximately $106.9 million, which will add an aggregate of approximately 1,105,000 net rentable square feet. Completion of these projects is subject to contingencies, including obtaining governmental agency approvals. We continue to evaluate our existing real estate portfolio to identify additional expansion and repackaging opportunities.

In recent years, our rate of development of new self-storage facilities in the U.S. has declined due to increases in construction cost, increases in competition with retail, condominium, and apartment operators for quality self-storage sites in urban locations, and more difficult zoning and permitting requirements. We will continue to seek favorable sites and markets for development, based upon current market conditions. In the short-term we do not expect any significant investment in new development locations in the U.S.

Participate in the growth of commercial facilities primarily through our ownership in PS Business Parks, Inc.: At December 31, 2007, we had a 45% common equity interest in PSB and its operating partnership which, consisted of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the Operating Partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. At December 31, 2007, PSB owned and operated approximately 19.6 million net rentable square feet of commercial space located in the U.S. located in eight states.

Capitalize on the potential for growth in Europe: Our European operations are conducted through Shurgard Self-Storage SCA, a Belgian company referred to hereinafter as "Shurgard Europe".

The self-storage market in Europe is relatively new, making it difficult to obtain reliable statistics regarding competition throughout Europe. We track and maintain information regarding customers and competitors in the markets in which we operate, and in markets where we are considering expansion.

According to the most recent data provided by the Federation of European Self-Storage Associations ("FEDESSA"), the self-storage market in Europe (defined as Belgium, Czech Republic, Denmark, Finland, France, Germany, Italy, The Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom) consisted of approximately 1,090 stores as of March 2007, approximately 600 of which are located in the United Kingdom. We believe, however, that because of the number of new entrants into the market, FEDESSA may understate the total number of stores in many markets even as of the date reported. Less fragmented than the U.S. market, the European self-storage market is dominated by a handful of larger players and a few midsized operators, with the remainder of the market consisting of smaller operators. The top five operators of stores in Europe, of which we believe we are the largest, collectively have approximately 45% of the aggregate market share for self-storage space, based on net rentable square footage, as of March 2007. Because of the number of new entrants into the market and difficulties in collecting data, the information presented by FEDESSA at any time may understate the total number of stores in many markets. However, we believe the information presented by FEDESSA is the best available measure of market size and competition.

Although many European consumers are not yet aware of the self-storage concept, they tend to live in more densely populated areas in smaller living spaces (as compared to the U.S.) that, we believe, should make self-storage an attractive option as product knowledge and availability grows. Most Europeans are familiar with the concept of storage only as an ancillary service provided by moving companies. The service provided by moving companies is typically full service, prevents direct access by customers and may involve security issues for the users because they have less control over their goods in storage. In addition, most of these moving companies require advance notice to retrieve goods and charge handling fees and minimum monthly fees, making the cost of smaller storage requirements costly.

As a result of this low density of self-storage in Europe relative to population as compared to the U.S., we believe that there is significant growth potential in Europe, even if the density of self-storage in Europe does not ultimately approach the levels in the U.S. Capitalizing on this opportunity will require a significant amount of capital to develop new self-storage facilities in what could be a process extending through a few decades in time frame, similar to the trajectory of the U.S. self-storage industry since its inception in the mid 1960's.

Notwithstanding the potential of this opportunity, we believe that it is not appropriate to invest significant amounts of our existing U.S. based capital into Europe, because of a) the lack of tax efficiency of operating in various tax jurisdictions, many of which subject these operations to income tax as well as certain taxes upon repatriation of funds to the U.S., b) constraints on ownership or operations required in order to satisfy the statutory requirements of being a U.S. REIT, as well as c) the differing risk/return profile of such investments in European self-storage operations relative to the expectations of our existing investor base. Accordingly, we believe that separate sources of capital obtained through a separate public European-based entity, best positions our European operations for long-term growth. We attempted a share offering in Europe in mid-2007 in order to establish such a public entity; however, the offering was abandoned because market conditions were and continue to be unfavorable.

In January 2008, we announced that we reached an agreement in principle for a prospective investor to acquire a 51% ownership interest in Shurgard Europe in a private transaction at a price generally consistent with the previously disclosed proceeds we expected to receive for our equity interest in last year's terminated European share offering. No binding agreement has been signed with the prospective investor and there is no assurance that a binding agreement will be signed or that a transaction will be completed. We estimate the completion of the transaction at the end of the first quarter of 2008 assuming a binding agreement is signed and the conditions related to the transaction are satisfied.

While we intend to reduce our exposure to Europe for the aforementioned reasons, we intend to continue to hold a significant minority position in Shurgard Europe in order to participate in this entity's growth.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discuss our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of our financial statements and related disclosures in conformity with GAAP and our discussion and analysis of our financial condition and results of operations requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 2 to our consolidated financial statements summarizes the significant accounting policies and methods used in the preparation of our consolidated financial statements and related disclosures.

Management believes the following are critical accounting policies whose application has a material impact on the Company's financial presentation. That is, they are both important to the portrayal of our financial condition and results, and they require management to make judgments and estimates about matters that are inherently uncertain.

Qualification as a REIT – Income Tax Expense: We believe that we have been organized and operated, and we intend to continue to operate, as a qualifying REIT under the Code and applicable state laws. We also believe that Shurgard qualified as a REIT. A REIT generally does not pay corporate level income taxes on its REIT taxable income that is distributed to its shareholders, and accordingly, we do not pay income tax on the share of our REIT taxable income that is distributed to our shareholders.

We therefore do not estimate or accrue any federal income tax expense for income earned and distributed related to REIT operations. This estimate could be incorrect, because due to the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot be assured that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or have failed to qualify as a REIT and for which applicable relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, could have a material adverse impact on our financial condition or results of operations. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year for which qualification was lost. There can be no assurance that we would be entitled to any statutory relief. In addition, if Shurgard failed to qualify as a REIT, we generally would have succeeded to or incurred significant tax liabilities.

Impairment of Long-Lived Assets: Substantially all of our assets consist of long-lived assets, including real estate and other intangible assets. The evaluation of our long-lived assets for impairment includes determining whether indicators of impairment exist, which is a subjective process. When any indicators of impairment are found, the evaluation of such long-lived assets then entails projections of future operating cash flows, which also involves significant judgment. Future events, or facts and circumstances that currently exist, that we have not yet identified, could cause us to conclude in the future that our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Estimated Useful Lives of Long-Lived Assets: Substantially all of our assets consist of depreciable, long-lived assets. We record depreciation expense with respect to these assets based upon their estimated useful lives. Any change in the estimated useful lives of those assets, caused by functional or economic obsolescence or other factors, could have a material adverse impact on our financial condition or results of operations.

Estimated Level of Retained Risk and Unpaid Tenant Claim Liabilities: As described in Notes 2 and 16 to our consolidated financial statements, we retain certain risks with respect to property perils, legal liability, and other such risks. In addition, a wholly-owned subsidiary of the Company reinsures policies against claims for losses to goods stored by tenants in our self-storage facilities. In connection with these risks, we accrue losses based upon the estimated level of losses incurred using certain actuarial assumptions followed in the insurance industry and based on recommendations from an independent actuary that is a member of the American Academy of Actuaries. While we believe that the amounts of the accrued losses are adequate, the ultimate liability may be in excess of or less than the amounts recorded. At December 31, 2007, we had approximately 490,000 reinsured policies in the U.S. outstanding representing aggregate coverage of approximately $1.2 billion.

Accruals for Contingencies: We are exposed to business and legal liability risks with respect to events that have occurred, but in accordance with GAAP, we have not accrued for such potential liabilities because the loss is either not probable or not estimable or because we are not aware of the event. Future events and the result of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations. Some of these potential losses, of which we are aware, are described in Note 16 to our consolidated financial statements.

Accruals for Operating Expenses: We accrue for property tax expense and certain other operating expenses based upon estimates and historical trends and current and anticipated local and state government rules and regulations. If these estimates and assumptions are incorrect, our expenses could be misstated. Cost of operations, interest expense, general and administrative expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred.

Valuation of Derivatives: As described in our Significant Accounting Policies in Note 2 to our consolidated financial statements, our derivative instruments are not considered effective hedges. Accordingly, any changes in value of these derivatives are reflected as an increase or decrease in net income. The determination of the value of derivatives is based upon significant judgment and assumptions including interest rates, currency rates, and expected rates of return. The actual value of derivative instruments is dependent upon many factors that our judgments and assumptions may not consider, or may not consider effectively.

European Net Operating Losses – Income Tax Treatment: The Shurgard European real estate operations generated significant operating losses from inception to the date of the Shurgard Merger. We recorded a deferred tax asset arising from the net operating loss carry-forward as of the date of acquisition, and recorded a valuation allowance against any net deferred tax asset based on the filing groups in the various countries. To the extent that we determine the valuation allowance is no longer required for the deferred tax asset associated with the filing group, the change in the valuation allowance will first be treated as a reduction of goodwill and other intangible assets related to the Shurgard Merger before being treated as a reduction to the provision for income taxes.

Valuation of assets and liabilities acquired in the Shurgard Merger: We have estimated the fair value of real estate, intangible assets, debt, and the other assets and other liabilities acquired in the Shurgard Merger. In addition, we have estimated the fair market value of the 38.9 million shares that we issued to the Shurgard shareholders. These estimates are based upon many assumptions, including interest rates, market values of land and buildings in the U.S. and Europe, estimated future cash flows from the then tenant base in place, and the recoverability of certain assets. We believe that the assumptions used were reasonable, however, these assumptions were subject to a significant degree of judgment, and others could come to materially different conclusions as to the estimated values, if different assumptions were used. If the values were determined using different assumptions than those used, our depreciation and amortization expense, interest expense, real estate, debt, and intangible assets could have been materially different.

Results of Operations

Operating Results for 2007 as compared to 2006: Net income for the year ended December 31, 2007 was $457.5 million compared to $314.0 million for the same period in 2006, representing an increase of $143.5 million. This increase is primarily due to improved operations from our real estate facilities combined with an increased foreign currency exchange gain and a reduction in general and administrative expense. These items were partially offset by increases in depreciation and amortization expense and interest expense.

Comparisons of our revenues, expenses, and weighted average shares outstanding are significantly impacted by the Shurgard Merger, which closed on August 22, 2006. The results with respect to the assets and liabilities acquired in the Shurgard Merger are included in our operating results from August 23, 2006 through December 31, 2006 during the year ended December 31, 2006, as compared to the entire year ended December 31, 2007.

Net operating income, before depreciation, for our self-storage operations totaled $1,082.2 million for the year ended December 31, 2007 as compared to $810.8 million for the same period in 2006, representing an increase of $271.4 million. The increase is primarily due to the addition of 647 facilities that we acquired in the Shurgard Merger. Net operating income of the former Shurgard properties was approximately $347.8 million for the year ended December 31, 2007, as compared to $110.1 million for the same period in 2006, which reflects the operations of these facilities from August 23, 2006 through December 31, 2006.

During the year ended December 31, 2007, we recognized a foreign currency exchange gain aggregating $57.6 million relating to intercompany loans between our U.S. and European subsidiaries. The gain was the result of the continued weakening of the US Dollar relative to the Euro during the year ended December 31, 2007. See "***Foreign Exchange Gain***" below for further information.

General and administrative expense declined $24.9 million in the year ended December 31, 2007 as compared to the same period in 2006. This decline was primarily due to the reduction in integration expenses associated with the Shurgard Merger, contract termination costs, and development costs that were expensed with respect to terminated projects; offset partially by costs incurred in 2007 with respect to our reorganization as a Maryland REIT, and the costs associated with a proposed offering of shares in our European business. These expenses aggregated $56.4 million for the year ended December 31, 2006 as compared to $19.0 million for the same period in 2007.

Depreciation and amortization expense for the year ended December 31, 2007 increased by $184.8 million, as compared to the same period in 2006. This increase is primarily due to increased depreciation and amortization expense with respect to the buildings and intangible assets acquired in the Shurgard Merger.

Net income allocable to our common shareholders (after allocating net income to our preferred and equity shareholders) was $199.4 million or $1.17 per common share on a diluted basis for the year ended December 31, 2007 compared to $46.9 million or $0.33 per common share on a diluted basis for the same period in 2006, representing an increase of $152.5 million or $0.84 per common share on a diluted basis. The increase in net income allocable to common shareholders and earnings per common share on a diluted basis are due primarily to the impact of the factors described above with respect to net income, as well as a decrease in income allocated to preferred shareholders, as described below.

For the years ended December 31, 2007 and 2006, we allocated $236.8 million and $214.2 million of our net income, respectively, to our preferred shareholders based on distributions paid. The year-over-year increase is due to the issuance of additional preferred securities, partially offset by the redemption of preferred securities that had higher dividend rates than the newly preferred securities issued. In 2006, we also recorded allocations of income to our preferred shareholders with respect to the application of EITF Topic D-42 totaling $31.5 million (or $0.22 per common share on a diluted basis) in connection with the redemption of preferred securities.

Weighted average diluted shares increased to 170,147,000 for the year ended December 31, 2007 from 143,715,000 for the year ended December 31, 2006. The increase in weighted average diluted shares is due primarily to the impact of the issuance of 38.9 million shares in connection with the Shurgard Merger.

Operating Results for 2006 as compared to 2005: Net income for the year ended December 31, 2006 was $314.0 million compared to $456.4 million for the same period in 2005, representing a decrease of $142.4 million, or 31%. This decrease is primarily due to the temporary impact of certain items related to the Shurgard Merger. During the year ended December 31, 2006, we incurred amortization expense totaling $175.9 million due to the amortization of certain intangible assets acquired in the merger and approximately $44.0 million in merger integration expenses.

Comparisons of our revenues, expenses, and weighted average shares outstanding are significantly impacted by the Shurgard Merger, which closed on August 22, 2006. The results with respect to the assets and liabilities acquired in the Shurgard Merger are included in our operating results from August 23, 2006 through December 31, 2006 during the year ended December 31, 2006, and none for the year ended December 31, 2005.

These items were partially offset by improved operations from our self-storage facilities, reduced minority interest in income and higher interest income.

Net operating income for our self-storage operations, before depreciation expense, increased from $630.8 million in 2005 to $810.8 million in 2006, representing an increase of $180.0 million. This increase was largely due to the acquisition of additional facilities in the Shurgard Merger. We earned an aggregate of $110.1 million in net operating income with respect to the facilities acquired from Shurgard, reflecting the operating results of the facilities acquired from the date of the merger August 22, 2006, through December 31, 2006.

Net income allocable to our common shareholders (after allocating net income to our preferred and equity shareholders) was $46.9 million or $0.33 per common share on a diluted basis for the year ended December 31, 2006 compared to $254.4 million or $1.97 per common share on a diluted basis for the same period in 2005, representing a decrease of $207.5 million or $1.64 per common share. The decreases in net income allocable to common shareholders and earnings per common diluted share are due primarily to the impact of the factors described above with respect to net income, in addition to increased income allocated to preferred shareholders, described below.

For the year ended December 31, 2006 and 2005, we allocated $214.2 million and $173.0 million of our net income, respectively, to our preferred shareholders based on distributions paid. The year-over-year increase is due to the issuance of additional preferred securities, partially offset by the redemption of preferred securities that had higher dividend rates than the newly issued preferred securities. In connection with the redemption of preferred securities, we also recorded allocations of income to our preferred shareholders with respect to the application of EITF Topic D-42 totaling $31.5 million (or $0.22 per diluted common share) and $7.5 million (or $0.06 per diluted common share) for the years ended December 31, 2006 and 2005, respectively.

Weighted average diluted shares increased to 143,715,000 for year ended December 31, 2006 from 128,819,000 for the year ended December 31, 2005. The increase in weighted average diluted shares is due primarily to the issuance of approximately 38.9 million shares in the Shurgard Merger, which are included in our weighted average shares from August 22, 2006 through December 31, 2006.

Real Estate Operations

Domestic Self-Storage Operations: Our domestic self-storage operations are by far the largest component of our operating activities, representing approximately 81% of our total revenues generated for the year ended December 31, 2007. Rental income with respect to our domestic self-storage operations grew by 24.4% in 2007 as compared to 2006 and by 24.1% in 2006 as compared to 2005. The year-over-year growth in rental income is primarily due to the acquisition of additional facilities in connection with the Shurgard Merger combined with the addition of new facilities to our portfolio, either through our acquisition or development activities.

To enhance year-over-year comparisons, the following table summarizes, and the ensuing discussion describes the operating results of three groups that management analyzes with respect to the Company's performance. The Public Storage Same Store group, representing our most mature facilities that we have owned prior to January 1, 2004, the Shurgard Same Store group, representing a mature group of facilities that we have owned since August 22, 2006 in connection with the Shurgard Merger; and Other facilities which primarily include Shurgard facilities we acquired other than the Same Store Facilities, as well as the facilities developed or acquired over the past three years.

Domestic Self - Storage Operations Summary:	Year ended December 31,			Year ended December 31,		
	2007	2006	Percentage Change	2006	2005	Percentage Change
			(Dollar amounts in thousands)			
Rental income:						
Same Store Facilities – Public Storage	$ 925,088	$ 906,076	2.1%	$ 906,076	$ 860,533	5.3%
Same Store Facilities – Shurgard	268,183	91,956	191.6%	91,956	-	-
Other Facilities	274,904	182,202	50.9%	182,202	90,837	100.6%
Total rental income	1,468,175	1,180,234	24.4%	1,180,234	951,370	24.1%
Cost of operations before depreciation and amortization expense (a):						
Same Store Facilities – Public Storage	301,429	299,547	0.6%	299,547	286,645	4.5%
Same Store Facilities – Shurgard	87,692	32,439	170.3%	32,439	-	-
Other Facilities	98,861	66,774	48.1%	66,774	33,944	96.7%
Total cost of operations	487,982	398,760	22.4%	398,760	320,589	24.4%
Net operating income before depreciation and amortization expense (a):						
Same Store Facilities – Public Storage	623,659	606,529	2.8%	606,529	573,888	5.7%
Same Store Facilities – Shurgard	180,491	59,517	203.3%	59,517	-	-
Other Facilities	176,043	115,428	52.5%	115,428	56,893	102.9%
Total net operating income before depreciation and amortization expense (a)	980,193	781,474	25.4%	781,474	630,781	23.9%
Depreciation and amortization expense:						
Same Store Facilities – Public Storage	(162,465)	(162,981)	(0.3)%	(162,981)	(168,152)	(3.1)%
Same Store Facilities – Shurgard	(203,485)	(136,349)	49.2%	(136,349)	-	-
Other Facilities	(122,230)	(75,512)	61.9%	(75,512)	(22,950)	229.0%
Total depreciation and amortization expense	(488,180)	(374,842)	30.2%	(374,842)	(191,102)	96.1%
Net operating income (loss):						
Same Store Facilities – Public Storage	461,194	443,548	4.0%	443,548	405,736	9.3%
Same Store Facilities – Shurgard	(22,994)	(76,832)	(70.1)%	(76,832)	-	-
Other Facilities	53,813	39,916	34.8%	39,916	33,943	17.6%
Total net operating income	$ 492,013	$ 406,632	21.0%	$ 406,632	$ 439,679	(7.5)%
Weighted average square foot occupancy during the period	88.4%	88.6%	(0.2)%	88.6%	89.6%	(1.1)%
Number of self-storage facilities (at end of period)	1,984	1,981	0.2%	1,981	1,461	35.6%
Net rentable square feet (in thousands, at end of period):	124,828	124,003	0.7%	124,003	89,023	39.3%

(a) Total net operating income before depreciation and amortization or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense. See Note 14 to our December 31, 2007 consolidated financial statements, "Segment Information," which includes a reconciliation of net operating income before depreciation and amortization for this segment to our consolidated net income. Although depreciation and amortization are operating expenses, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation and amortization in evaluating our operating results.

In the discussion that follows, we present realized annual rent per occupied square foot, which is computed by dividing rental income, before late charges and administrative fees, by the weighted average occupied square footage for the period. We also present annualized rental income per available square foot ("REVPAF"), which represents annualized rental income, before late charges and administrative fees, divided by total available net rentable square feet. Late charges and administrative fees are excluded to more effectively measure our ongoing level of revenue associated with the leasing of the units.

In the above table, the significant increases in revenues and cost of operations, in 2007 and 2006 as compared to 2005 are primarily due to the acquisition of self-storage facilities in connection with the Shurgard

Merger which was completed on August 22, 2006 (see Note 3 to the consolidated financial statements). As a result of the Shurgard Merger, we acquired interests in 487 self-storage facilities (32.3 million net rentable square feet) located in the U.S.

Immediately preceding the close of the Shurgard Merger, all of the acquired facilities in the U.S. were integrated into our property management systems, centralized pricing systems, national call center, and website. Temporary signage, re-branding the facilities from "Shurgard" to "Public Storage", was also put into place immediately after the close of the Shurgard Merger.

Our property management personnel worked diligently to absorb this large acquisition of facilities. Training and hiring new property managers were key elements for the successful integration process. New employees needed to be trained on how to use our property management systems and follow our operating policies and procedures. As expected in a merger of this nature, immediately following the close of the merger, turnover at the property manager level was higher than we normally experience. In anticipation of such turnover, we began to hire additional "bench" property managers in the second quarter of 2006 to fill openings when turnover occurred. Although this strategy was effective at keeping properties opened for business, it did result in incurring additional payroll costs in the second, third and fourth quarters of 2006 due to the additional head count.

As a result of the Shurgard Merger, the amount of vacant space increased significantly in our system. The acquired Shurgard portfolio of 487 facilities in the U.S. had aggregate average square foot occupancy of 84.4% at August 31, 2006, which was 530 basis points below the 89.7% for the existing Public Storage portfolio. Average rental rates were approximately the same for each of the portfolios. Our goal has been to increase our overall portfolio occupancy in order to be in a position to drive rental rates. The primary focus in meeting our goal has been to work to improve the Shurgard portfolio's overall occupancy level to the occupancy level experienced by our existing portfolio.

In order to increase move-in volumes and ultimately increase occupancy levels as quickly as possible, we were much more aggressive at reducing our rental rates, increasing promotional discounts and expanding our marketing programs during the fourth quarter of 2006 and continued throughout 2007. We have substantially increased our media advertising expenditures to $25.3 million in 2007, as compared to $17.7 million in 2006 and $13.7 million in 2005.

We have made significant progress in improving the occupancy level of the Shurgard portfolio. However, this improvement has come somewhat at the expense of a reduction in the Public Storage Same Store Facilities' occupancies and reduced growth in rental rates. We believe that the more aggressive pricing and discounting at the Shurgard properties, combined with the fact that the Shurgard properties had relatively more vacant spaces to rent, has resulted in shifting of new tenant flow not only from our competitors, but also from our existing portfolio to the Shurgard properties during the past year, putting some pressure on the occupancies and rental rate growth for the Public Storage Same Store Facilities.

Short-term occupancy increases, like those we have experienced in the Shurgard portfolio, tend to result in a higher proportion of short-term tenants and a resulting increase in move-out ratios, which subsides over time. We believe this is related to the nature of the occupancy stabilization process, which we have observed to have two principal stages — first, the physical fill-up of the facilities, then the achievement of a stable tenant base with historical levels of move-outs, as successive groups of tenants move in, the tenants in such groups with short-term needs (such as moving) move out, and the tenants with long-term storage needs remain.

In addition to our strategy to increase Shurgard occupancies, our operating results have been, and will continue to be, impacted by the general economic trends that affect the self-storage business. While it is difficult to quantify the impact of these economic trends, and even more difficult to predict what the impact will be in the future, we do believe that several such factors, including the slowdown in the national housing market, pressure on consumer disposable income, as well as reduced year-over-year demand in markets which had enhanced self-storage demand in 2005 and 2006 due to the hurricanes (such as in Florida), have negatively impacted self-storage demand and may continue to do so throughout 2008.

Assuming a continuance of recent demand trends that we have observed over the past six months, we expect to continue with aggressive pricing, promotional discounts and marketing in 2008 to maintain or improve our overall occupancy levels. While we increased the number of markets receiving television advertising from 25 markets in the fourth quarter of 2006 to 27 markets in the fourth quarter of 2007, aggregate television spending declined from $7.6 million in the quarter ended December 31, 2006 to $3.3 million in the quarter ended December 31, 2007. Future media advertising expenditures are not determinable at this time, and will be driven in part by demand for our self-storage spaces, our current occupancy levels, as well as our evaluation of the most effective mix of yellow page, media, and Internet advertising.

We believe that the acquisition of the Shurgard portfolio provided operational efficiencies, specifically in the areas of marketing, national call center, and indirect overhead costs that support the operations of the facilities. We believe that these efficiencies are largely realized and reflected in our operating results for the year ended December 31, 2007.

Domestic – Public Storage Same Store Facilities

The facilities included in the Public Storage Same Store Facilities are all stabilized and have been owned since January 1, 2005 and therefore provide meaningful comparative data for 2005, 2006 and 2007. The Public Storage Same Store Facilities contain approximately 77.8 million net rentable square feet, representing approximately 62% of the aggregate net rentable square feet of our consolidated domestic self-storage portfolio. Revenues and operating expenses with respect to this group of properties are set forth in the above Self-Storage Operations table under the caption, "Same Store Facilities – Public Storage." The following table sets forth additional operating data with respect to these facilities:

SAME STORE FACILITIES – PUBLIC STORAGE	Year ended December 31,			Year ended December 31,		
	2007	2006	Percentage Change	2006	2005	Percentage Change
	(Dollar amounts in thousands, except weighted average amounts)					
Rental income	$ 884,379	$ 865,981	2.1%	$ 865,981	$ 822,758	5.3%
Late charges and administrative fees collected	40,709	40,095	1.5%	40,095	37,775	6.1%
Total rental income	925,088	906,076	2.1%	906,076	860,533	5.3%
Cost of operations before depreciation and amortization:						
Direct property payroll	63,236	63,945	(1.1)%	63,945	59,717	7.1%
Property taxes	85,132	83,262	2.2%	83,262	80,092	4.0%
Repairs and maintenance	29,037	29,515	(1.6)%	29,515	27,947	5.6%
Advertising and promotion	26,495	26,256	0.9%	26,256	25,115	4.5%
Utilities	21,157	20,459	3.4%	20,459	18,860	8.5%
Property insurance	8,835	9,400	(6.0)%	9,400	8,648	8.7%
Telephone reservation center	8,549	8,316	2.8%	8,316	8,365	(0.6)%
Other cost of management	58,988	58,394	1.0%	58,394	57,901	0.9%
Total cost of operations	301,429	299,547	0.6%	299,547	286,645	4.5%
Net operating income before depreciation and amortization expense (e)	623,659	606,529	2.8%	606,529	573,888	5.7%
Depreciation and amortization expense	(162,465)	(162,981)	(0.3)%	(162,981)	(168,152)	(3.1)%
Net operating income	$ 461,194	$ 443,548	4.0%	$ 443,548	$ 405,736	9.3%
Gross margin (before depreciation and amortization expense)	67.4%	66.9%	0.7%	66.9%	66.7%	0.3%
Weighted average for the fiscal year:						
Square foot occupancy (a)	90.1%	90.8%	(0.8)%	90.8%	91.0%	(0.2)%
Realized annual rent per occupied square foot (b)	$ 12.62	$ 12.26	2.9%	$ 12.26	$ 11.62	5.5%
REVPAF (c)	$ 11.37	$ 11.13	2.2%	$ 11.13	$ 10.58	5.2%
Weighted average at December 31:						
Square foot occupancy	88.1%	89.3%	(1.3)%	89.3%	89.8%	(0.6)%
In place annual rent per occupied square foot (d)	$ 13.81	$ 13.37	3.3%	$ 13.37	$ 12.87	3.9%
Total net rentable square feet (in thousands)	77,782	77,782	-	77,782	77,782	-
Number of facilities	1,316	1,316	-	1,316	1,316	-

(a) Square foot occupancies represent weighted average occupancy levels over the entire period.

(b) Realized annual rent per occupied square foot is computed by dividing rental income, prior to late charges and administrative fees, by the weighted average occupied square footage for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts, credit card fees and other costs that reduce rental income from the contractual amounts due.

(c) Annualized rental income per available square foot ("REVPAF") represents annualized rental income, prior to late charges and administrative fees, divided by total available net rentable square feet.

(d) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts, and excludes late charges and administrative fees.

(e) Total net operating income before depreciation and amortization expense or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense, for our Same Store facilities represents a portion of our total self-storage segment's net operating income before depreciation and amortization expense, and is reconciled to the segment total in the table "domestic self-storage operations summary" above. A reconciliation of our total self-storage segment's net operating income before depreciation and amortization expense to consolidated net income is included in Note 14 to our December 31, 2007 consolidated financial statements, "Segment Information." Although depreciation and amortization are operating expenses, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation and amortization expense in evaluating our operating results.

Rental income increased approximately 2.1% in 2007 as compared to 2006, and 5.3% in 2006 as compared to 2005. These increases were primarily attributable to higher average realized annual rental rates per occupied square foot, which were 2.9% higher in 2007 as compared to 2006, and 5.5% higher in 2006 as compared to 2005. Higher average realized annual rental rates were offset partially by lower occupancy levels.

In the first three quarters of 2006, year-over-year revenue growth was brisk relative to historically experienced growth levels, at 5.9%. Following this period, growth began to slow, with year-over-year revenue growth of 3.5% for the quarter ended December 31, 2006. In the first three quarters of 2007, revenue growth continued to slow to 2.9% in the quarter ended March 31, 2007, and 1.7% in each of the quarters ended June 30, 2006 and September 30, 2007. Revenue growth improved somewhat in the fourth quarter of 2007 to 2.1%.

It is difficult for us to pinpoint the exact reasons for this slow down in revenue growth and the degree to which each factor negatively affected the growth in rental income. We believe, however, that the reduction was due to a number of factors including; (i) the increased number of vacant spaces added to our overall system as a result of the Shurgard Merger and our aforementioned focus on improving the occupancies of the Shurgard portfolio, (ii) hurricane activity that created unusual demand for storage space in our Florida markets in 2005 and 2004, making year-over-year trends in 2007 less favorable, (iii) general economic conditions, specifically the slow down in housing sales and moving activity, and (iv) increased competition. Many of these factors are beyond our control.

As indicated above, it has been our objective to close the occupancy gap between the acquired Shurgard properties versus the Public Storage existing portfolio and achieve a stabilized tenant base. We believe that this strategy has put pressure on occupancies and rental rate growth on our existing Same Store facilities since the merger, as demand appears to have shifted somewhat to the acquired Shurgard facilities as we have adjusted the level of discounts and monthly rents at the acquired Shurgard facilities to accelerate occupancy growth. Because it was important for us to maintain our occupancy levels in the Public Storage Same Store portfolio, we adjusted rental rates and the level of promotional discounts offered to new tenants as a means to expand move-in volumes throughout the entire portfolio. It has been challenging to maintain occupancy levels at the Public Storage Same Store group of facilities, while at the same time trying to continue to improve the occupancy levels of the acquired Shurgard facilities and achieve a stabilized tenant base.

However, since we believe that we have now closed the occupancy gap between the acquired Shurgard properties versus the Public Storage existing portfolio and have achieved a stabilized tenant base, we expect that the pressure on Public Storage Same Store portfolio should subside. Despite this positive development, the other aforementioned factors noted above may still continue to have a negative impact on our revenue growth, and as a result it is unclear as to when we may achieve higher levels of revenue growth in the Public Storage Same Store pool than we achieved in 2007.

Cost of operations (excluding depreciation and amortization) increased by 0.6% in 2007 as compared to 2006, and 4.5% in 2006 as compared to 2005. Growth increased in 2006 due to higher payroll, property tax, utilities, and repairs and maintenance expenses. Growth increased minimally in 2007, because the factors increasing payroll expense in 2006 were somewhat reversed in 2007, and our property tax, utility, and repairs and maintenance expense growth slowed. To a lesser extent, 2007's expenses also benefited from scale efficiencies from the Shurgard Merger.

In 2006, we experienced a 7.1% increase in payroll expense as compared to 2005. This growth was driven by higher wage rates due to a tighter labor market in several market areas, higher overtime hours due to understaffing issues, as well as the effects of the Shurgard Merger, with headcount levels increased in order to manage an increased level of turnover stemming from the merger. In 2007, property payroll expense declined 1.1% as many of the inefficiencies such as overtime and increased staffing levels that we experienced in 2006, were eliminated. This was offset partially by higher benefits costs, as we improved the health benefits offered to our property level employees significantly in 2007. For the last few years, we have also benefited from decreased workers' compensation costs. For 2008, we expect to incur payroll growth that is higher than inflation, as we do not expect any further declines in payroll hours incurred by our property managers and workers' compensation expense should increase as the declines in expense we experienced in the last few years are expected to subside.

Property tax expense growth slowed in 2007 as several states (Florida, Texas, and Arizona) passed laws reducing the property tax rates in 2007. While there are states (Indiana, Pennsylvania, Georgia and Arizona) considering new legislation in 2008, nothing has been passed and it is too early to determine any impact on 2008 property tax expense. Therefore, we expect property tax expense growth of approximately 4% in 2008.

Repairs and maintenance expense declined 1.6% in 2007 as compared to 2006 but had increased 5.6% in 2006 as compared to 2005. Repairs and maintenance expense include snow removal costs, which totaled $2,297,000, $1,461,000, and $2,209,000, in 2005, 2006, and 2007, respectively. Excluding snow removal costs, repairs and maintenance decreased 4.4% in 2007 as compared to 2006 and increased 9.4% in 2006 as compared to 2005. We expect moderated growth in repairs and maintenance in 2008.

Advertising and promotion is comprised principally of media (television and radio), yellow page, and Internet advertising. The Public Storage Same Stores' pro rata share of advertising and promotion costs increased 0.9% in 2007 as compared to 2006 and 4.5% in 2006 as compared to 2005. Despite significant increases in our aggregate level of media advertising of 42.9% in 2007 and 29.2% in 2006, the Public Storage Same-Store properties benefited from the efficiencies of the 487 Shurgard properties added to our portfolio in August 22, 2006, as our aggregate costs were allocated over a larger pool of properties.

Utility expenses increased 8.5% in 2006 as compared to 2005, and 3.4% in 2007 as compared to 2006, due principally to fluctuations in electricity and natural gas costs. Future levels of utility expenses will be dependent primarily upon current energy prices and, to a lesser extent, due to changes in demand driven by weather and temperature, both of which are volatile and not predictable.

Insurance expense increased 8.7% in 2006 as compared to 2005, and declined 6.0% in 2007 as compared to 2006. The increase in 2006 was due to increases in rates occasioned by the hurricanes that occurred in 2005. The decline in 2007 was likewise market-driven, as softer insurance markets in early 2007 as we renewed our premiums effective April 1, 2007, enabled us to receive lower insurance rates.

Telephone reservation center costs decreased 0.6% in 2006 as compared to 2005, and increased 2.8% in 2007 as compared to 2006. We continue to evaluate our telephone reservation center as we evaluate the appropriate staffing levels and location of personnel relative to our expanded portfolio, and as a result, expect telephone reservation center costs to remain somewhat volatile during early 2008 until we determine our appropriate ongoing level of expenses.

The following table summarizes selected quarterly financial data with respect to the Same Store Facilities:

	For the Quarter Ended				
	March 31	June 30	September 30	December 31	Entire Year
	(Amounts in thousands, except for per square foot amount)				
Total rental income:					
2007	$ 225,677	$ 230,161	$ 237,434	$ 231,816	$ 925,088
2006	$ 219,297	$ 226,352	$ 233,420	$ 227,007	$ 906,076
2005	$ 207,942	$ 213,666	$ 219,668	$ 219,257	$ 860,533
Total cost of operations (excluding depreciation and amortization expense):					
2007	$ 77,828	$ 78,234	$ 76,060	$ 69,307	$ 301,429
2006	$ 75,802	$ 76,649	$ 74,947	$ 72,149	$ 299,547
2005	$ 74,039	$ 71,790	$ 71,517	$ 69,299	$ 286,645
Property tax expense:					
2007	$ 22,871	$ 21,630	$ 22,718	$ 17,913	$ 85,132
2006	$ 21,988	$ 20,730	$ 21,700	$ 18,844	$ 83,262
2005	$ 21,195	$ 19,832	$ 20,902	$ 18,163	$ 80,092
Advertising and promotion expense:					
2007	$ 6,728	$ 9,161	$ 5,947	$ 4,659	$ 26,495
2006	$ 6,963	$ 7,058	$ 4,772	$ 7,463	$ 26,256
2005	$ 6,274	$ 7,258	$ 5,513	$ 6,070	$ 25,115
REVPAF:					
2007	$ 11.09	$ 11.32	$ 11.66	$ 11.41	$ 11.37
2006	$ 10.79	$ 11.13	$ 11.46	$ 11.16	$ 11.13
2005	$ 10.24	$ 10.51	$ 10.78	$ 10.78	$ 10.58
Weighted average realized annual rent per occupied square foot:					
2007	$ 12.35	$ 12.37	$ 12.89	$ 12.87	$ 12.62
2006	$ 11.97	$ 12.08	$ 12.55	$ 12.42	$ 12.26
2005	$ 11.40	$ 11.42	$ 11.76	$ 11.91	$ 11.62
Weighted average occupancy levels for the period:					
2007	89.8%	91.5%	90.5%	88.6%	90.1%
2006	90.1%	92.1%	91.3%	89.8%	90.8%
2005	89.8%	92.0%	91.7%	90.5%	91.0%

Analysis of Regional Trends

The following table sets forth regional trends in our Same Store Facilities:

	Year Ended December 31,			Year Ended December 31,		
	2007	2006	Change	2006	2005	Change
	(Amounts in thousands, except for weighted average data)					
Same Store Facilities Operating Trends by Region						
Rental income:						
Southern California (133 facilities)	$ 150,670	$ 146,453	2.9%	$ 146,453	$ 139,660	4.9%
Northern California (133 facilities)	112,455	108,736	3.4%	108,736	103,116	5.5%
Texas (156 facilities)	83,367	80,597	3.4%	80,597	76,490	5.4%
Florida (141 facilities)	104,330	106,219	(1.8)%	106,219	98,690	7.6%
Illinois (92 facilities)	67,112	64,492	4.1%	64,492	61,897	4.2%
Georgia (60 facilities)	32,297	32,173	0.4%	32,173	29,559	8.8%
All other states (601 facilities)	374,857	367,406	2.0%	367,406	351,121	4.6%
Total rental income	925,088	906,076	2.1%	906,076	860,533	5.3%
Cost of operations before depreciation and amortization expense:						
Southern California	32,476	32,949	(1.4)%	32,949	30,746	7.2%
Northern California	28,343	28,328	0.1%	28,328	26,758	5.9%
Texas	34,175	35,528	(3.8)%	35,528	33,039	7.5%
Florida	34,777	34,265	1.5%	34,265	32,538	5.3%
Illinois	28,714	28,038	2.4%	28,038	25,080	11.8%
Georgia	10,923	10,876	0.4%	10,876	10,270	5.9%
All other states	132,021	129,563	1.9%	129,563	128,214	1.1%
Total cost of operations	301,429	299,547	0.6%	299,547	286,645	4.5%
Net operating income before depreciation and amortization expense:						
Southern California	118,194	113,504	4.1%	113,504	108,914	4.2%
Northern California	84,112	80,408	4.6%	80,408	76,358	5.3%
Texas	49,192	45,069	9.1%	45,069	43,451	3.7%
Florida	69,553	71,954	(3.3)%	71,954	66,152	8.8%
Illinois	38,398	36,454	5.3%	36,454	36,817	(1.0)%
Georgia	21,374	21,297	0.4%	21,297	19,289	10.4%
All other states	242,836	237,843	2.1%	237,843	222,907	6.7%
Total net operating income before depreciation and amortization expense	$ 623,659	$ 606,529	2.8%	$ 606,529	$ 573,888	5.7%
Weighted average occupancy:						
Southern California	90.4%	91.2%	(0.9)%	91.2%	92.3%	(1.2)%
Northern California	89.8%	90.2%	(0.4)%	90.2%	90.5%	(0.3)%
Texas	90.8%	90.8%	0.0%	90.8%	90.0%	0.9%
Florida	89.8%	92.8%	(3.2)%	92.8%	93.1%	(0.3)%
Illinois	89.1%	89.4%	(0.3)%	89.4%	89.5%	(0.1)%
Georgia	90.4%	92.4%	(2.2)%	92.4%	92.1%	0.3%
All other states	90.0%	90.5%	(0.6)%	90.5%	90.7%	(0.2)%
Total weighted average occupancy	90.1%	90.8%	(0.8)%	90.8%	91.0%	(0.2)%
REVPAF:						
Southern California	$ 17.29	$ 16.81	2.9%	$ 16.81	$ 16.02	4.9%
Northern California	14.80	14.32	3.4%	14.32	13.58	5.4%
Texas	8.04	7.77	3.5%	7.77	7.38	5.3%
Florida	11.86	12.09	(1.9)%	12.09	11.20	7.9%
Illinois	11.39	10.95	4.0%	10.95	10.51	4.2%
Georgia	8.40	8.38	0.2%	8.38	7.74	8.3%
All other states	10.34	10.12	2.2%	10.12	9.68	4.5%
Total REVPAF	$ 11.37	$ 11.13	2.2%	$ 11.13	$ 10.58	5.2%

Same Store Facilities Operating Trends by Region (Continued)	Year Ended December 31,			Year Ended December 31,		
	2007	2006	Change	2006	2005	Change
Realized annual rent per occupied square foot:						
Southern California	$ 19.13	$ 18.44	3.7%	$ 18.44	$ 17.36	6.2%
Northern California	16.47	15.87	3.8%	15.87	15.01	5.7%
Texas	8.86	8.56	3.5%	8.56	8.20	4.4%
Florida	13.21	13.03	1.4%	13.03	12.02	8.4%
Illinois	12.78	12.24	4.4%	12.24	11.75	4.2%
Georgia	9.30	9.08	2.4%	9.08	8.40	8.1%
All other states	11.49	11.19	2.7%	11.19	10.67	4.9%
Total realized rent per square foot	$ 12.62	$ 12.26	2.9%	$ 12.26	$ 11.62	5.5%
In place annual rent per occupied square foot at December 31:						
Southern California	$ 20.86	$ 19.98	4.4%	$ 19.98	$ 19.15	4.3%
Northern California	18.08	17.28	4.6%	17.28	16.62	4.0%
Texas	9.68	9.35	3.5%	9.35	9.00	3.9%
Florida	14.33	14.18	1.1%	14.18	13.37	6.1%
Illinois	14.07	13.36	5.3%	13.36	12.89	3.6%
Georgia	10.34	10.19	1.5%	10.19	9.50	7.3%
All other states	12.55	12.20	2.9%	12.20	11.85	3.0%
Total in place rent per occupied square foot:	$ 13.81	$ 13.37	3.3%	$ 13.37	$ 12.87	3.9%

The Southern California Market consists principally of the greater Los Angeles area and San Diego, and has historically been a source of strong growth due to its diverse economy and continued population growth. In addition, barriers to entry in the form of difficult permitting requirements tend to reduce the potential for increased competition in the infill locations where we focus our operations.

The Northern California market consists principally of San Francisco and related peripheral areas. While this area has a vibrant economy and relatively strong population growth, it has been subject to general economic conditions, principally issues associated with the technology sector. In addition, there has been increased competition in the areas that we do business, principally in the peripheral areas near San Francisco, due to new supply. As a result, revenue growth in this area has been average relative to our other markets.

The Texas market principally includes Dallas, Houston and San Antonio. This market has historically been subject to volatility due to minimal regulatory restraint upon building, which results in cycles of overbuilding and absorption. For the last few years, we have been in a period of increased supply and competition in the areas we operate, and as a result revenue growth has been average relative to other markets.

The Florida market principally includes Miami, Orlando, Tampa, and West Palm Beach. Florida has been impacted by the comparative impact of high demand driven by the hurricanes of 2004 and 2005, which resulted in brisk revenue growth in 2006 of 7.6% as compared to 2005. In 2007, since demand is comparatively lower, Florida's revenue has declined 1.8% in 2007 as compared to 2006. Over the longer term, we believe that this market benefits from continued strong population growth and barriers to entry.

Domestic – Shurgard Same Store Facilities

In connection with the Shurgard Merger, we acquired 487 self-storage facilities in the U.S. located in 23 states. A total of 343 facilities have been operating at a mature stabilized occupancy level for several years under Shurgard management prior to the merger and then under the Public Storage management following the merger. These stabilized facilities are referred to as "Shurgard Same Store Facilities."

As reflected in a preceding table entitled "**Domestic self - storage operations summary**" above, the historical operating results for this group of facilities increased significantly for 2007 as compared to 2006 and 2006 as compared to 2005. These increases were primarily the result of having only a partial period's operating results in 2006, from August 23, 2006 (date of the Shurgard Merger) through December 31, 2006, as compared to the entire year ended December 31, 2007.

To provide additional comparative operating data, the table below sets forth the operations of the Shurgard Same Store Facilities for the entire periods presented without regard to the timing of the Shurgard Merger. We believe that this presentation more effectively portrays how these facilities are performing, notwithstanding that the data presented for the 2006 and 2005 periods do not represent that actual results included in our operations for those periods.

Shurgard Domestic Same Store Facilities: (a)	Year Ended December 31,			Year Ended December 31,		
	2007	2006 (a)	Percentage Change	2006 (a)	2005 (a)	Percentage Change
Revenues:	(Dollar amounts in thousands, except weighted average amounts)					
Rental income	$ 259,588	$ 247,634	4.8%	$ 247,634	$ 236,816	4.6%
Late charges and administrative fees collected	8,595	8,618	(0.3)%	8,618	8,436	2.2%
Total revenues (b)	268,183	256,252	4.7%	256,252	245,252	4.5%
Cost of operations (excluding depreciation expense):						
Property taxes	25,687	24,798	3.6%	24,798	22,282	11.3%
Direct property payroll	17,322	28,181	(38.5)%	28,181	29,716	(5.2)%
Advertising and promotion	6,840	5,639	21.3%	5,639	5,148	9.5%
Utilities	7,186	7,135	0.7%	7,135	6,577	8.5%
Repairs and maintenance	8,031	6,271	28.1%	6,271	5,961	5.2%
Telephone reservation center	2,226	669	232.7%	669	-	-
Property insurance	2,603	1,834	41.9%	1,834	1,404	30.6%
Other costs of management	17,797	21,475	(17.1)%	21,475	23,832	(9.9)%
Total cost of operations (b)	87,692	96,002	(8.7)%	96,002	94,920	1.1%
Net operating income (excluding depreciation expense) (c)	$ 180,491	$ 160,250	12.6%	$ 160,250	$ 150,332	6.6%
Gross margin (before depreciation expense)	67.3%	62.5%	7.7%	62.5%	61.3%	2.0%
Weighted average for the period:						
Square foot occupancy (d)	88.5%	84.4%	4.9%	84.4%	85.2%	(0.9)%
Realized annual rent per occupied square foot (e)	$ 13.46	$ 13.46	0.0%	$ 13.46	$ 12.75	5.6%
REVPAF (f) (g)	$ 11.91	$ 11.36	4.8%	$ 11.36	$ 10.86	4.6%
Weighted average at December 31:						
Square foot occupancy	87.6%	85.2%	2.8%	85.2%	83.9%	1.5%
In place annual rent per occupied square foot (h)	$ 14.47	$ 14.38	0.6%	$ 14.38	-	-
Total net rentable square feet (in thousands)	21,797	21,797	-	21,797	21,797	-
Number of facilities	343	343	-	343	343	-

(a) We acquired the Shurgard Same Store facilities in connection with the Shurgard Merger which was completed on August 22, 2006. Included in our consolidated financial statements are only the historical operating results for these facilities from the date of the Shurgard Merger through December 31, 2007, the time that these facilities were owned by us. For comparative purposes, however, the table above includes the historical operating results for these facilities for each of the three years ended December 31, 2007, which includes operations prior to the Shurgard Merger and not included in our consolidated financial statements.

(b) Revenues and cost of operations do not include ancillary revenues and expenses generated at the facilities with respect to tenant reinsurance, and retail sales and truck rentals. "Other costs of management" included in cost of operations principally represents all the indirect costs incurred in the operations of the facilities. Indirect costs principally include supervisory costs and corporate overhead cost incurred to support the operating activities of the facilities. These amounts presented herein will not necessarily compare to amounts previously presented by Shurgard in its public reporting due to differences in classification of revenues and expenses, including tenant reinsurance, retail sales and truck rental activities which are included on our income statement under "ancillary operations" but were previously presented by Shurgard as self-storage revenue and operating expenses.

(c) Net operating income (excluding depreciation) or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation expense. Although depreciation is an operating expense, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation expense in evaluating our operating results. We have not presented depreciation expense for these facilities because the depreciation expense is based upon historical cost, which is substantially different before the merger and after.

(d) Square foot occupancies represent weighted average occupancy levels over the entire period.

(e) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income by the weighted average occupied square footage for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other costs that reduce rental income from the contractual amounts due.

(f) Annualized rental income per available square foot ("REVPAF") represents annualized rental income divided by total available net rentable square feet.

(g) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF because exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are dependent principally upon the absolute level of move-ins for a period.

(h) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts, and excludes late charges and administrative fees. Reliable data for in place annual rent per occupied square foot as of December 31, 2005 is not available.

On the date of the Shurgard Merger, we successfully installed our real-time property operation system at all U.S. Shurgard locations. As a result, these facilities were immediately integrated into our national call center, website, and management structure and began to benefit from our operating platform.

On August 30, 2006, the occupancy of the Shurgard Same-Store facilities was approximately 84.1%, as compared to 91.3% for the Public Storage Same-Store facilities. It has been our objective to close this occupancy gap in order to increase REVPAF at the Shurgard facilities. In attempting to accomplish this objective, we significantly expanded our domestic pricing, promotional, and media programs beginning in the fourth quarter of 2006.

Revenues for the Shurgard Same-Store properties increased 4.7% in 2007 as compared to 2006 and 4.5% in 2006 as compared to 2005. The increase in 2007 is primarily driven by higher occupancy levels as compared to 2006, while the increase in 2006 as compared to 2005 is primarily driven by higher realized rent per occupied square foot.

We have improved the occupancy of the Shurgard Same-Store Facilities, with average occupancy at December 31, 2007 of 87.6% for the Shurgard Same-Store facilities as compared to 88.1% for the Public Storage same-store pool. As we have raised the occupancy of the Shurgard Same-Store facilities, we have recently been able to be less aggressive on pricing and as a result our trends in realized rent per occupied square foot trends have improved from a reduction of 0.6% in the first nine months of 2007 as compared to the same period in 2006, to a 1.7% increase in the fourth quarter of 2007 as compared to the same period in 2006.

Property tax expense increased 11.3% in 2006 as compared to 2005, and 3.6% in 2007 as compared to 2006, due to higher assessments following the Shurgard Merger, particularly with respect to properties in California.

Payroll expense decreased from $29,716,000 in 2005, to $28,181,000 in 2006, and to $17,322,000 in 2007. Prior to the Shurgard Merger, Shurgard paid its property managers higher compensation than what we pay our property managers. From the date of the merger until December 31, 2006, the existing Shurgard employees' compensation levels were "frozen" at their existing levels. Starting January 1, 2007, the former Shurgard employees who remained had their compensation adjusted to the existing Public Storage compensation levels. Because of this pay disparity and our plan to adjust the former Shurgard employees' compensation levels, we expected a significant amount of turnover in the former Shurgard employee ranks following the merger, and as a result we increased the level of "bench" property managers before the merger so that we would have sufficient staffing for the properties. As a result, average pay rates for the property managers staffing the Shurgard properties began declining in Q4 2006, as many of the higher-compensated former Shurgard employees left and were replaced with new employees at the Public Storage compensation levels. This decline, however, was offset partially by the impact of increased numbers of bench personnel. Pay rates dropped further on January 1, 2007 as all employees were adjusted to approximate the Public Storage compensation levels. As a result, the compensation levels paid in 2007 approximate the ongoing compensation levels.

Overall advertising and promotion increased from $5,148,000 in 2005 to $5,639,000 in 2006 and to $6,840,000 in 2007. As noted previously, we increased advertising and promotional activities immediately following the Shurgard Merger in order to improve the occupancy levels of the facilities acquired in the merger. Shurgard did not employ media advertising and, as a result, there was no media advertising in 2005, as compared to $1,477,000 in 2006 and $3,554,000 in 2007.

Yellow page expenditures declined from $3,488,000 in 2005, to $3,027,000 in 2006, to $1,910,000 in 2007. These declines reflect the termination of Shurgard's yellow page ads in 2006, and the allocation of the pro-rata portion of Public Storage's aggregate yellow page expenditures following the Shurgard Merger, which did not increase as a result of the Shurgard Merger. Yellow page expenditure incurred for 2007 approximates the ongoing expected level of yellow page costs.

Utility expense increased 8.5% in 2006 as compared to 2005, and 0.7% in 2007 as compared to 2006. Future levels of utility expenses will be dependent primarily upon current energy prices and changes in demand driven by weather and temperature, both of which are volatile and not predictable.

Other cost of management, which principally includes supervisory and indirect overhead costs, decreased 9.9% in 2006 as compared to 2005, and 17.1% in 2007 as compared to 2006. These reductions principally represent the synergies created by the merger and the elimination of certain duplicative operating functions.

Other Facilities

In addition to the Public Storage and Shurgard Same Store groups of facilities, at December 31, 2007, we had 325 facilities that were not classified into either of these pools. These properties include recently acquired facilities, recently developed facilities and facilities that were recently expanded by adding additional storage units. In general, these facilities are not stabilized with respect to occupancies or rental rates. As a result of the fill-up process and timing of when the facilities were put into place, year-over-year changes can be significant.

The following table summarizes operating data with respect to these facilities.

OTHER FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2007	2006	Change	2006	2005	Change
	(Dollar amounts in thousands, except square foot amounts)					
Rental income:						
Facilities put in place in 2007	$ 2,334	$ -	$ 2,334	$ -	$ -	$ -
Facilities put in place in 2006	133,077	56,145	76,932	56,145	-	56,145
Facilities put in place prior to 2006	54,972	48,796	6,176	48,796	27,297	21,499
Deconsolidated Shurgard facilities (a)	2,442	1,942	500	1,942	-	1,942
Expansion facilities	82,079	75,319	6,760	75,319	63,540	11,779
Total rental income	274,904	182,202	92,702	182,202	90,837	91,365
Cost of operations before depreciation and amortization expense:						
Facilities put in place in 2007	1,351	-	1,351	-	-	-
Facilities put in place in 2006	49,339	21,534	27,805	21,534	-	21,534
Facilities put in place prior to 2006	18,134	17,418	716	17,418	10,664	6,754
Deconsolidated Shurgard facilities (a)	1,017	813	204	813	-	813
Expansion facilities	29,020	27,009	2,011	27,009	23,280	3,729
Total cost of operations	98,861	66,774	32,087	66,774	33,944	32,830
Net operating income before depreciation and amortization expense:						
Facilities put in place in 2007	983	-	983	-	-	-
Facilities put in place in 2006	83,738	34,611	49,127	34,611	-	34,611
Facilities put in place prior to 2006	36,838	31,378	5,460	31,378	16,633	14,745
Deconsolidated Shurgard facilities (a)	1,425	1,129	296	1,129	-	1,129
Expansion facilities	53,059	48,310	4,749	48,310	40,260	8,050
Total net operating income before depreciation and amortization expense (b)	176,043	115,428	60,615	115,428	56,893	58,535
Depreciation and amortization expense	(122,230)	(75,512)	(46,718)	(75,512)	(22,950)	(52,562)
Net operating income	$ 53,813	$ 39,916	$ 13,897	$ 39,916	$ 33,943	$ 5,973
<u>Weighted average square foot occupancy during the period:</u>						
Facilities put in place in 2007	57.0%	-	-	-	-	-
Facilities put in place in 2006	83.7%	79.6%	5.2%	79.6%	-	-
Facilities put in place prior to 2006	85.9%	82.7%	3.9%	82.7%	76.5%	8.1%
Deconsolidated Shurgard facilities (a)	88.7%	85.1%	4.2%	85.1%	-	-
Expansion facilities	81.4%	79.8%	2.0%	79.8%	81.6%	(2.2)%
	83.2%	80.4%	3.5%	80.4%	79.6%	1.0%

OTHER FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2007	2006	Change	2006	2005	Change
Weighted average realized annual rent per occupied square foot for the period:						
Facilities put in place in 2007	$ 14.64	$ -	-	$ -	$ -	-
Facilities put in place in 2006	11.80	12.10	(2.5)%	12.10	-	-
Facilities put in place prior to 2006	14.03	12.87	9.0%	12.87	11.53	11.6%
Deconsolidated Shurgard facilities (a)	9.48	9.81	(3.4)%	9.81	-	-
Expansion facilities	11.59	11.27	2.8%	11.27	11.76	(4.2)%
	$ 12.16	$ 11.94	1.8%	$ 11.94	$ 11.68	2.2%
In place annual rent per occupied square foot at December 31:						
Facilities put in place in 2007	$ 15.29	$ -	-	$ -	$ -	-
Facilities put in place in 2006	13.72	12.68	8.2%	12.68	-	-
Facilities put in place prior to 2006	15.69	14.49	8.3%	14.49	13.52	7.2%
Deconsolidated Shurgard facilities (a)	8.82	10.46	(15.7)%	10.46	-	-
Expansion facilities	13.92	12.48	11.5%	12.48	13.24	(5.7)%
	$ 14.16	$ 12.97	9.2%	$ 12.97	$ 13.35	(2.8)%
At December 31:						
Number of Facilities:						
Facilities put in place in 2007	10	-	10	-	-	-
Facilities put in place in 2006 (c)	166	166	-	166	-	166
Facilities put in place prior to 2006	58	58	-	58	58	-
Deconsolidated Shurgard facilities (a)	5	11	(6)	11	-	11
Expansion facilities	86	87	(1)	87	87	-
	325	322	3	322	145	177
Net rentable square feet (in thousands):						
Facilities put in place in 2007	679	-	679	-	-	-
Facilities put in place in 2006	12,057	12,057	-	12,057	-	12,057
Facilities put in place prior to 2006	4,352	4,352	-	4,352	4,352	-
Deconsolidated Shurgard facilities (a)	268	624	(356)	624	-	624
Expansion facilities	7,893	7,391	502	7,391	6,889	502
	25,249	24,424	825	24,424	11,241	13,183

(a) Represents the operations of 11 facilities acquired in the Shurgard Merger which we discontinued consolidation in our financial statements effective May 24, 2007. On November 15, 2007, we acquired a controlling ownership position in five of these previously deconsolidated facilities, and recommenced consolidation of these properties effective November 15, 2007. The operations for these 11 facilities from August 23, 2006 through May 24, 2007, combined with the operations of the five facilities that we recommenced consolidation after November 15, 2007, are included in this table. The revenues and expenses, respectively, of these five facilities that we consolidate at December 31, 2007 was $2,063,000 and $965,000, respectively for the year ended December 31, 2007, notwithstanding that only a partial period of operations was included in the table above.

(b) Total net operating income before depreciation and amortization or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense, for our self-storage facilities represents a portion of our total self-storage segment's net operating income before depreciation and amortization expense, and is denoted in the table "self-storage operations summary" above. A reconciliation of our total self-storage segment's net operating income before depreciation and amortization expense to consolidated net income is included in Note 14 to our December 31, 2007 consolidated financial statements, "Segment Information." Although depreciation and amortization expense are operating expenses, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation and amortization in evaluating our operating results.

(c) Includes 133 facilities acquired in the Shurgard Merger which are not stabilized, as well as 33 other facilities that were acquired or newly developed in 2006.

The properties denoted under "Facilities put in place in 2007" and "Facilities put in place in 2006" were put into operation within the Public Storage system at various dates throughout each period presented. Accordingly, rental income, cost of operations, depreciation and amortization, net operating income, weighted average square foot occupancies and realized rents per square foot represent the operating results for the partial period that we owned the facilities during the year acquired. In addition, in place rents per occupied square foot at December 31, 2007 and 2006, reflect the amounts for those facilities we owned at each of those respective dates.

In 2007, we acquired seven facilities, in single property transactions, for an aggregate cost of $72,787,000. These facilities contain in aggregate approximately 511,000 net rentable square feet, with one facility located in Hawaii and the remainder in California. In addition, we completed development of three facilities with aggregate square footage of approximately 168,000 and cost of $16,051,000.

In 2006, in addition to the facilities we acquired in the Shurgard Merger, we acquired a total of 12 self-storage facilities, each in single property transactions. These 12 facilities contain in aggregate approximately 877,000 net rentable square feet and were acquired for an aggregate cost of $103,544,000. These facilities are located in California, Florida, Illinois, New York, Virginia, New Jersey, Delaware, Georgia, and Colorado. Effective January 1, 2006, we commenced consolidating the accounts of three limited partnerships that we had previously accounted for on the equity method, which owned 16 facilities with 879,000 net rentable square feet. We also opened 5 newly developed facilities in 2006.

In 2005, we acquired a total of 32 self-storage facilities, principally in single-property transactions, for an aggregate cost of $254,549,000. These facilities contain in the aggregate approximately 2,390,000 net rentable square feet and are located principally in the Atlanta, Chicago, Miami, and New York metropolitan markets.

Effective May 24, 2007, due to a loss in control of the related partnerships that owned these facilities, we began deconsolidating 11 facilities with an aggregate of 624,000 net rentable square feet (referred to hereinafter as "The Deconsolidated Shurgard Properties") that we had originally acquired in the Shurgard Merger. On November 15, 2007, as a result of acquiring a controlling ownership interest, we recommenced consolidating five of these 11 facilities in our operations. The operating results for these facilities are included in the table above for the period each respective facility was consolidated. Our pro-rata share of the operating results of the Deconsolidated Shurgard Properties for the periods they were not consolidated are presented in Equity in Earnings of Real Estate Entities.

We believe our presence in and knowledge of substantially all of the major markets in the U.S. enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the self-storage industry. Our acquisitions consist of facilities that have been operating for a number of years as well as newly constructed facilities that were in the process of filling up to stabilized occupancy levels. In either case, we have been able to leverage off of our operating strategies and improve the occupancy levels of the facilities, or with respect to the newly developed facilities we have been able to accelerate the fill-up pace.

We expect that our non-stabilized facilities will continue to provide earnings growth during 2007 and into 2008 as these facilities continue to improve their occupancy levels as well as realized rental rates.

The Expansion facilities represent facilities that have been or are in the process of being expanded in terms of their square footage. We have spent an aggregate of $50,625,000 and $45,300,000 in expanding our facilities in 2007 and 2006, respectively.

Our level of new development starts has declined significantly in the last few years due to increases in construction cost, increases in competition with retail, condominium, and apartment operators for quality construction sites in urban locations, and more difficult zoning and permitting requirements, which has reduced the number of attractive sites available for development and reduced our development of facilities. It is unclear when, or if, these conditions will improve.

European Self-Storage Operations

In the Shurgard Merger, we acquired 160 facilities located in seven Western European countries with an aggregate of 8,385,000 net rentable square feet. Since the Shurgard Merger, we opened 15 additional self-storage facilities in Europe with an aggregate of 785,000 net rentable square feet. In addition, during 2007, we discontinued a facility (55,000 net rentable square feet) located in France. At December 31, 2007, our European operations comprise 174 facilities with an aggregate of 9,115,000 net rentable square feet, of which, 96 of these facilities are referred to as the Europe Same Store Facilities (defined below). The portfolio consists of 104 facilities are wholly owned facilities and 70 facilities owned by the two joint venture partnerships, in which we have a 20% equity interest.

The following table summarizes certain financial data with respect to our self-storage operations from the date of the Shurgard Merger (August 23, 2006) through December 31, 2006:

Europe self - storage operations summary:	Year Ended December 31,		
	2007	2006	Percentage Change
	(Dollar amounts in thousands)		
Rental income:			
Same Store Facilities – Shurgard Europe (a)	$ 128,278	$ 41,133	211.9%
Other wholly-owned facilities (b) (c)	9,024	3,208	181.3%
Joint Venture Facilities (c) (d)	56,977	15,122	276.8%
Total rental income	194,279	59,463	226.7%
Cost of operations before depreciation and amortization expense (e):			
Same Store Facilities – Shurgard Europe	51,417	17,303	197.2%
Other wholly-owned facilities	3,523	1,237	184.8%
Joint Venture Facilities	37,305	11,610	221.3%
Total cost of operations	92,245	30,150	206.0%
Net operating income (loss) before depreciation and amortization expense (e):			
Same Store Facilities – Shurgard Europe	76,861	23,830	222.5%
Other wholly-owned facilities	5,501	1,971	179.1%
Joint Venture Facilities	19,672	3,512	460.1%
Total net operating income before depreciation and amortization expense (e)	102,034	29,313	248.1%
Depreciation and amortization expense	(130,924)	(59,524)	120.0%
Net operating loss	$ (28,890)	$ (30,211)	4.4%

Europe self - storage operations summary:
(Continued)

	Year Ended December 31,		
	2007	2006	Percentage Change
Weighted average square foot occupancy during the period:			
Same Store Facilities – Shurgard Europe	89.8%	88.6%	1.4%
Other wholly-owned facilities	87.2%	90.3%	(3.4)%
Joint Venture Facilities	73.8%	72.8%	1.4%
	83.7%	83.4%	0.4%
At December 31:			
Number of Facilities:			
Same Store Facilities – Shurgard Europe	96	96	-
Other wholly-owned facilities	8	7	14.3%
Joint Venture Facilities	70	62	12.9%
	174	165	5.5%
Net rentable square feet (in thousands):			
Same Store Facilities – Shurgard Europe	5,286	5,286	-
Other wholly-owned facilities	378	297	27.3%
Joint Venture Facilities	3,451	3,106	11.1%
	9,115	8,689	4.9%

(a) The European Same Store facilities, described below, are comprised of 96 facilities that are wholly-owned.

(b) The other wholly-owned facilities include eight facilities that we wholly own, which are not considered European Same Store facilities.

(c) Nine facilities were acquired or developed during 2007 for an aggregate of approximately $90,075,000. Our joint ventures own eight of these facilities with aggregate development costs of $81,185,000.

(d) The joint ventures, in which we have a 20% equity interest, own 70 facilities which were acquired or developed from 2003 to 2007.

(e) Total net operating income before depreciation and amortization expense or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense, for our commercial property segment is presented in Note 14 to our consolidated financial statements, "Segment Information," which includes a reconciliation of net operating income before depreciation and amortization expense for this segment to our consolidated net income. Although depreciation and amortization are operating expenses, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation and amortization expense in evaluating our operating results.

Amounts presented in the table above reflect significant increases in revenues and cost of operations, in 2007 as compared to 2006, and 2006 as compared to 2005, due to the Shurgard Merger which was completed on August 23, 2006 (see Note 3 to the consolidated financial statements). The operating results of all of the facilities acquired in the merger and located in Europe are included in our financial statements and in the table above for periods after the merger.

The Joint Venture opened eight facilities in 2007 with an aggregate development cost of $81,185,000. Revenues and expenses presented in the table above with respect to these properties totaled $869,000 and $2,347,000, respectively.

The operating data presented in the table below reflect the historical data through August 22, 2006, the period for which the 96 facilities were operated by Shurgard, combined with the historical data from August 23, 2006 through December 31, 2007, the period operated under Public Storage. In addition, the table utilizes the average exchange rates for the year ended December 31, 2007, rather than the respective exchange rates in effect for each period. We present this data on such a "constant exchange rate" basis because we believe it allows comparability of the various periods, and isolates the impact of exchange rates with respect to the trends in revenues and cost of operations. As a result, the data presented below does not reflect the actual results included in our operations for 2005, 2006, and 2007.

Selected Operating Data for the 96 facilities operated by Shurgard Europe on a stabilized basis since January 1, 2005 ("Europe Same Store Facilities"): (a)	Year Ended December 31,			Year Ended December 31,		
	2007	2006	Percentage Change	2006	2005	Percentage Change
	(Dollar amounts in thousands, except weighted average data, utilizing constant exchange rates) (b)					
Revenues:						
Rental income	$ 127,001	$ 116,260	9.2%	$ 116,260	$ 103,040	12.8%
Late charges and administrative fees collected	1,277	1,127	13.3%	1,127	963	17.0%
Total revenues (c)	128,278	117,387	9.3%	117,387	104,003	12.9%
Cost of operations (excluding depreciation and amortization expense):						
Property taxes	5,746	5,352	7.4%	5,352	4,975	7.6%
Direct property payroll	15,035	16,614	(9.5)%	16,614	15,294	8.6%
Advertising and promotion	4,050	5,832	(30.6)%	5,832	7,639	(23.7)%
Utilities	2,986	3,229	(7.5)%	3,229	3,024	6.8%
Repairs and maintenance	3,373	3,602	(6.4)%	3,602	3,540	1.8%
Property insurance	1,213	1,564	(22.4)%	1,564	1,658	(5.7)%
Other costs of operations	19,014	18,746	1.4%	18,746	22,119	(15.2)%
Total cost of operations (c)	51,417	54,939	(6.4)%	54,939	58,249	(5.7)%
Net operating income (excluding depreciation and amortization expense) (d)	$ 76,861	$ 62,448	23.1%	$ 62,448	$ 45,754	36.5%
Gross margin (before depreciation and amortization expense)	59.9%	53.2%	12.6%	53.2%	44.0%	20.9%
Weighted average for the period:						
Square foot occupancy (e)	89.8%	85.2%	5.4%	85.2%	78.5%	8.5%
Realized annual rent per occupied square foot (f)	$26.75	$25.81	3.6%	$25.81	$24.83	3.9%
REVPAF (g) (h)	$24.03	$21.99	9.3%	$21.99	$19.49	12.8%
Weighted average at December 31:						
Square foot occupancy	89.0%	89.1%	(0.1)%	89.1%	82.2%	8.4%
In place annual rent per occupied square foot (i)	$30.95	$28.68	7.9%	$28.68	$27.94	2.6%
Total net rentable square feet (in thousands)	5,286	5,286	-	5,286	5,286	-

(a) We acquired the Shurgard Europe Same Store facilities in connection with the Shurgard Merger which was completed on August 22, 2006. Included in our consolidated financial statements are only the historical operating results for these facilities from the date of the Shurgard Merger through December 31, 2007, the time that these facilities were owned by us. For comparative purposes, however, the table above includes the historical operating results for these facilities for each of the three years ended December 31, 2007, which includes operations prior to the Shurgard Merger and not included in our consolidated financial statements.

(b) The majority of our European operations are denominated in Euros. For comparative purposes, amounts for 2005, 2006, and 2007 are translated at constant exchange rates representing the average exchange rates for the year ended December 31, 2007. The average exchange rate for the Euro was approximately 1.3698 during 2007. The amounts that are included in our consolidated financial statements are based upon the actual exchange rate for each period.

(c) Revenues and cost of operations do not include ancillary revenues and expenses generated at the facilities with respect to tenant reinsurance and retail sales. "Other costs of management" included in cost of operations principally represents all the indirect costs incurred in the operations of the facilities. Indirect costs principally include supervisory costs and corporate overhead cost incurred to support the operating activities of the facilities.

(d) Net operating income (excluding depreciation and amortization expense) or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense. Although depreciation and amortization are operating expenses, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation and amortization expense in evaluating our operating results. We have not presented depreciation and amortization expense for these facilities because the depreciation and amortization expense is based upon historical cost, which is substantially different before the merger and after.

(e) Square foot occupancies represent weighted average occupancy levels over the entire period.

(f) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income by the weighted average occupied square footage for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other costs that reduce rental income from the contractual amounts due.

(g) Annualized rental income per available square foot ("REVPAF") represents annualized rental income divided by total available net rentable square feet.

(h) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF because exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are dependent principally upon the absolute level of move-ins for a period.

(i) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts, and excludes late charges and administrative fees.

The Europe Same Store properties continue to reflect above average growth. With occupancy stabilized at above 90%, we believe we have pricing power and expect to generate additional growth through rental rate increases. The properties are also benefiting from expense control, resulting in negative expense growth. The European team is selectively adapting various operating strategies we use in the U.S. and incorporating them into their operating model.

The following table sets forth certain regional trends in the Europe Same Store facilities:

	Year Ended December 31,			Year Ended December 31,		
	2007	2006	Percentage Change	2006	2005	Percentage Change
	(Dollar amounts in thousands, except per square foot amounts, utilizing constant exchange rates)					
Rental income:						
Belgium	$ 15,969	$ 14,734	8.4%	$ 14,734	$ 14,008	5.2%
Denmark	5,845	5,180	12.8%	5,180	4,408	17.5%
France	32,631	30,194	8.1%	30,194	27,975	7.9%
Netherlands	26,007	23,264	11.8%	23,264	19,943	16.7%
Sweden	26,961	25,150	7.2%	25,150	21,235	18.4%
United Kingdom	20,865	18,865	10.6%	18,865	16,434	14.8%
Total rental income	$128,278	$117,387	9.3%	$117,387	$104,003	12.9%
Cost of operations before depreciation and amortization expense:						
Belgium	$ 6,776	$ 7,443	(9.0)%	$ 7,443	$ 7,256	2.6%
Denmark	2,065	2,622	(21.2)%	2,622	2,855	(8.2)%
France	14,274	14,657	(2.6)%	14,657	15,793	(7.2)%
Netherlands	10,000	10,900	(8.3)%	10,900	11,894	(8.4)%
Sweden	10,295	11,024	(6.6)%	11,024	12,247	(10.0)%
United Kingdom	8,007	8,293	(3.4)%	8,293	8,204	1.1%
Total cost of operations before depreciation and amortization expense	$ 51,417	$ 54,939	(6.4)%	$ 54,939	$ 58,249	(5.7)%

(continued)	Year Ended December 31,			Year Ended December 31,		
	2007	2006	Percentage Change	2006	2005	Percentage Change
	(Dollar amounts in thousands, except per square foot amounts)					
Net operating income:						
Belgium	$ 9,193	$ 7,291	26.1%	$ 7,291	$ 6,752	8.0%
Denmark	3,780	2,558	47.8%	2,558	1,553	64.7%
France	18,357	15,537	18.2%	15,537	12,182	27.5%
Netherlands	16,007	12,364	29.5%	12,364	8,049	53.6%
Sweden	16,666	14,126	18.0%	14,126	8,988	57.2%
United Kingdom	12,858	10,572	21.6%	10,572	8,230	28.5%
Total net operating income	$ 76,861	$ 62,448	23.1%	$ 62,448	$ 45,754	36.5%
Weighted average occupancy levels for the period:						
Belgium	87.1%	80.6%	8.1%	80.6%	76.4%	5.5%
Denmark	93.5%	90.8%	3.0%	90.8%	85.4%	6.3%
France	90.3%	87.3%	3.4%	87.3%	83.4%	4.7%
Netherlands	88.7%	83.3%	6.5%	83.3%	72.3%	15.2%
Sweden	91.9%	89.3%	2.9%	89.3%	80.9%	10.4%
United Kingdom	90.1%	82.7%	8.9%	82.7%	76.8%	7.7%
	89.8%	85.2%	5.4%	85.2%	78.5%	8.5%
Weighted average realized annual rent per occupied square foot:						
Belgium	$ 17.91	$ 17.90	0.1%	$ 17.90	$ 17.97	(0.4)%
Denmark	29.50	26.98	9.3%	26.98	24.33	10.9%
France	28.87	27.57	4.7%	27.57	26.75	3.1%
Netherlands	24.81	23.65	4.9%	23.65	23.39	1.1%
Sweden	25.92	24.92	4.0%	24.92	23.23	7.3%
United Kingdom	42.36	41.71	1.6%	41.71	39.21	6.4%
	$ 26.75	$ 25.81	3.6%	$ 25.81	$ 24.83	3.9%
Net rentable square feet (in thousands):						
Belgium	999	999	-	999	999	-
Denmark	210	210	-	210	210	-
France	1,236	1,236	-	1,236	1,236	-
Netherlands	1,172	1,172	-	1,172	1,172	-
Sweden	1,130	1,130	-	1,130	1,130	-
United Kingdom	539	539	-	539	539	-
	5,286	5,286	-	5,286	5,286	-
Number of facilities:						
Belgium	17	17	-	17	17	-
Denmark	4	4	-	4	4	-
France	23	23	-	23	23	-
Netherlands	22	22	-	22	22	-
Sweden	20	20	-	20	20	-
United Kingdom	10	10	-	10	10	-
	96	96	-	96	96	-

Ancillary Operations: Ancillary operations include (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (ii) sale of merchandise at our self-storage facilities, (iii) containerized storage operations, (iv) truck rentals at our self-storage facilities and (v) commercial property operations, and (vi) management of facilities owned by third-party owners and facilities owned by affiliates that are not included in our consolidated financial statements.

The following table sets forth our ancillary operations:

	Year Ended December 31,			Year Ended December 31,		
	2007	2006	Change	2006	2005	Change
	(Amounts in thousands)					
Revenues:						
Tenant reinsurance premiums	$ 60,411	$ 37,520	$22,891	$ 37,520	$ $24,889	$12,631
Merchandise sales	37,283	26,806	10,477	26,806	22,464	4,342
Containerized storage	14,963	16,345	(1,382)	16,345	16,497	(152)
Truck rentals	12,057	13,689	(1,632)	13,689	13,853	(164)
Commercial property operations	15,101	12,683	2,418	12,683	11,351	1,332
Property management	2,685	2,472	213	2,472	2,967	(495)
Total revenues	142,500	109,515	32,985	109,515	92,021	17,494
Cost of operations:						
Tenant reinsurance	17,180	14,794	2,386	14,794	8,234	6,560
Merchandise sales	28,810	23,204	5,606	23,204	18,773	4,431
Containerized storage	12,995	13,554	(559)	13,554	12,886	668
Truck rentals	14,682	12,622	2,060	12,622	12,733	(111)
Commercial property operations	5,722	5,167	555	5,167	4,405	762
Property management	249	187	62	187	638	(451)
Total cost of operations	79,638	69,528	10,110	69,528	57,669	11,859
Depreciation:						
Tenant reinsurance	-	-	-	-	-	-
Merchandise sales	-	-	-	-	-	-
Containerized storage	(736)	(847)	111	(847)	(2,808)	1,961
Truck rentals	-	-	-	-	-	-
Commercial property operations	(2,570)	(2,355)	(215)	(2,355)	(2,243)	(112)
Property management	-	-	-	-	-	-
Total depreciation	(3,306)	(3,202)	104	(3,202)	(5,051)	1,849
Net Income (Loss):						
Tenant reinsurance	43,231	22,726	20,505	22,726	16,655	6,071
Merchandise sales	8,473	3,602	4,871	3,602	3,691	(89)
Containerized storage	1,232	1,944	(712)	1,944	803	1,141
Truck rentals	(2,625)	1,067	(3,692)	1,067	1,120	(53)
Commercial property operations	6,809	5,161	1,648	5,161	4,703	458
Property management	2,436	2,285	151	2,285	2,329	(44)
Total net income	$ 59,556	$ 36,785	$22,771	$ 36,785	$ 29,301	$ 7,484

Tenant reinsurance operations: We reinsure policies offered through a non-affiliated insurance broker against losses to goods stored by tenants in our self-storage facilities. Revenues are comprised of fees charged to tenants electing such policies. Cost of operations primarily includes claims paid that are not covered by our outside third-party insurers, as well as claims adjusting expenses.

The significant increase in tenant reinsurance operations is due primarily to the increase in properties associated with the Shurgard Merger. In 2007 and 2006, respectively, tenant insurance revenues included $9,560,000 and $3,243,000 with respect to the Shurgard facilities in the U.S. and $9,605,000 and $2,731,000, respectively, in tenant insurance revenues with respect to facilities in Europe.

Further contributing to our increase in tenant reinsurance revenues were higher rates, and an increase in the percentage of our existing tenants retaining such policies, with respect to our ongoing tenant insurance activities in the U.S. Approximately 45.5%, 35.1%, and 32.4% of our tenants had such policies during 2007, 2006, and 2005, respectively.

The future level of tenant reinsurance revenues is largely dependent upon the number of new tenants electing to purchase policies, the level of premiums charged for such insurance, and the number of tenants that continue participating in the insurance program.

The future cost of operations will be dependent primarily upon the level of losses incurred, including the level of catastrophic events, such as hurricanes, that occur and affect our properties.

Merchandise and truck rental operations: Our subsidiaries sell locks, boxes, and packing supplies to our tenants as well as the general public. Revenues and cost of operations for these activities are included in the table above as "Merchandise Sales." In addition, at selected locations in the U.S., our subsidiaries maintain trucks on site for rent to our self-storage customers and the general public on a short-term basis for local use. In addition, we also act as an agent for a national truck rental company to provide their rental trucks to customers for long-distance use. The revenues and cost of operations for these activities are included in the table above as "Truck rentals."

These activities generally serve as an adjunct to our self-storage operations providing our tenants with goods and services that they need in connection with moving and storing their goods.

The primary factor impacting the level of operations of these activities is the level of customer traffic at our self-storage facilities, including the level of move-ins. The significant increase in merchandise revenues is due primarily to the increase in properties associated with the Shurgard Merger. In 2007 and 2006, respectively, merchandise revenues included $8,477,000 and $2,674,000 with respect to the Shurgard facilities in the United States; and $7,963,000 and $2,390,000, respectively, in merchandise revenues with respect to Shurgard Europe. In 2007 and 2006, respectively, truck revenues included $1,694,000 and $795,000 with respect to the Shurgard facilities in the U.S.

Containerized storage operations: We have containerized storage facilities located in eight densely populated markets with above-average rent and income.

Rental and other income includes monthly rental charges to customers for storage of the containers, service fees charged for pickup and delivery of containers to customers' homes and businesses and certain non-core services which were eliminated, such as handling and packing customers' goods from city to city. Direct operating costs principally includes payroll, equipment lease expense, utilities and vehicle expenses (fuel and insurance).

We closed certain containerized storage locations; the results of these facilities for all periods presented have been reclassified to the line item "discontinued operations."

There can be no assurance as to the level of the containerized storage business's expansion, level of gross rentals, level of move-outs or profitability. We continue to evaluate the business's operations, based on which we have closed certain of these facilities in recent years, and we may decide to close additional facilities in the future.

Commercial property operations: Commercial property operations included in our consolidated financial statements include commercial space owned by the Company and entities consolidated by the Company. We have a much larger interest in commercial properties through our ownership interest in PSB. Our investment in PSB is accounted for using the equity method of accounting, and accordingly our share of PSB's earnings is reflected as "Equity in earnings of real estate entities," below.

Our commercial operations are comprised of 1,455,000 net rentable square feet of commercial space, which is principally operated at certain of the self-storage facilities. The significant increase in commercial property revenues is due principally to commercial space in the facilities we acquired in the Shurgard Merger in the U.S.

Our commercial property operations consist primarily of facilities that are at a stabilized level of operations, and generally reflect the conditions in the markets in which they operate. We do not expect any significant growth in net operating income from this segment of our business for 2008.

Equity in earnings of real estate entities: In addition to our ownership of equity interests in PSB, we had general and limited partnership interests in five limited partnerships at December 31, 2007 (PSB and the limited partnerships are collectively referred to as the "Unconsolidated Entities"). Due to our limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes, and account for such investments using the equity method.

Equity in earnings of real estate entities for the year ended December 31, 2007 consists of our pro-rata share of the Unconsolidated Entities based upon our ownership interest for the period. The following table sets forth the significant components of equity in earnings of real estate entities:

Historical summary:	Year Ended December 31,			Year Ended December 31,		
	2007	2006	Change	2006	2005	Change
			(Amounts in thousands)			
Property operations:						
PSB	$ 82,279	$ 73,850	$ 8,429	$ 73,850	$ 68,768	$ 5,082
Consistent investments (1)	3,322	3,256	66	3,256	2,951	305
Other Investments (2)	1,556	-	1,556	-	5,229	(5,229)
	87,157	77,106	10,051	77,106	76,948	158
Depreciation:						
PSB	(43,316)	(37,919)	(5,397)	(37,919)	(33,593)	(4,326)
Consistent investments (1)	(1,033)	(971)	(62)	(971)	(993)	22
Other Investments (2)	(958)	-	(958)	-	(839)	839
	(45,307)	(38,890)	(6,417)	(38,890)	(35,425)	(3,465)
Other: (3)						
PSB (4)	(28,461)	(26,167)	(2,294)	(26,167)	(16,418)	(9,749)
Consistent investments (1)	(53)	(154)	101	(154)	(79)	(75)
Other Investments (2)	(598)	-	(598)	-	(143)	143
	(29,112)	(26,321)	(2,791)	(26,321)	(16,640)	(9,681)
Total equity in earnings of real estate entities:						
PSB	10,502	9,764	738	9,764	18,757	(8,993)
Consistent investments (1)	2,236	2,131	105	2,131	1,879	252
Other Investments (2)	-	-	-	-	4,247	(4,247)
	$ 12,738	$ 11,895	$ 843	$ 11,895	$24,883	$ (12,988)

(1) Amounts primarily reflect equity in earnings recorded for investments that have been held consistently throughout each of the years ended December 31, 2007, 2006 and 2005, including our investment in the Acquisition Joint Venture that is accounted for on the equity method of accounting (see Note 8 to our consolidated financial statements).

(2) On January 1, 2006, we commenced consolidating the accounts of three limited partnerships that we had previously accounted for under the equity method of accounting. Accordingly, equity in income with respect to these partnerships ceased effective January 1, 2006. In addition, as described in Note 2 to our consolidated financial statements, we deconsolidated certain investments in limited partnerships owning 11 properties effective May 24, 2007, and equity in earnings with respect to these partnerships commenced effective May 24, 2007. We subsequently acquired interests in certain of these deconsolidated partnerships owning five properties and recommenced consolidating these interests effective November 17, 2007.

(3) "Other" reflects our share of general and administrative expense, interest expense, interest income, and other non-property; non-depreciation related operating results of these entities.

(4) "Other" with respect to PSB also includes our pro-rata share of gains on sale of real estate assets, impairment charges relating to pending sales of real estate and the impact of PSB's application of the SEC's clarification of EITF Topic D-42 on redemptions of preferred securities.

Our investment in PSB has remained consistent throughout the years ended December 31, 2007, 2006 and 2005). Throughout 2005, 2006 and 2007, we owned 5,418,273 common shares and 7,305,355 operating partnership units (units which are convertible into common shares on a one-for-one basis) in PSB. At December 31, 2007, PSB owned and operated 19.6 million net rentable square feet of commercial space located in eight states. PSB also manages commercial space owned by the Company and affiliated entities at December 31, 2007 pursuant to property management agreements.

Our future equity income from PSB will be dependent entirely upon PSB's operating results. Our investment in PSB provides us with some diversification into another asset type. We have no plans of disposing of our investment in PSB. PSB's filings and selected financial information can be accessed through the Securities and Exchange Commission, and on its website, www.psbusinessparks.com.

The "Consistent Investments" are comprised primarily of our equity in earnings from four limited partnerships, as well as our equity in earnings of two properties owned by the Acquisition Joint Venture as described more fully in Note 8 to our consolidated financial statements. We held an approximate consistent level of equity interest throughout 2005, 2006, and 2007. The Company formed the four limited partnerships during the 1980's and is the general partner of these partnerships, and we entered into the Acquisition Joint Venture in 2004. We manage each of these facilities for a management fee that is included in "Ancillary operations." The limited partners of the four partnerships consist of numerous individual investors, including the Company, which throughout the 1990's acquired units of limited partnership interests in these limited partnerships in various transactions.

Our future earnings with respect to the "Consistent Investments" will be dependent upon the operating results of the 22 self-storage facilities that these entities own. The operating characteristics of these facilities are similar to those of the Company's self-storage facilities, and are subject to the same operational issues as the Same Store Facilities as discussed above. See Note 5 to our consolidated financial statements for the operating results of these entities for the years ended December 31, 2007, 2006, and 2005.

Other Income and Expense Items

Interest and other income: Interest and other income was $11,417,000 in 2007, $31,799,000 in 2006, and $16,447,000 in 2005. Interest and other income has decreased in 2007 as compared to 2006 principally as a result of lower cash balances invested in interest bearing accounts, offset by slightly higher interest rates. Interest and other income increased in 2006 as compared to 2005 principally as a result of higher average cash balances invested in interest bearing accounts at higher interest rates. The changes in average cash balances are primarily due to the timing of investing retained cash into real estate assets; in the case of 2006, we had significant cash balances from proceeds from preferred equity issuances completed in anticipation of the Shurgard Merger.

Depreciation and amortization: Depreciation and amortization expense was $622,410,000, $437,568,000 and $196,153,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The increases in depreciation and amortization expense in 2007 and 2006 are due primarily to the amortization of intangibles acquired primarily in the Shurgard Merger totaling $247,844,000 in 2007 and $175,944,000 in 2006. These intangible assets represent the value of the storage tenants in place at the time of the merger, and are being amortized relative to the expected future benefit of the tenants in place to each period. These increases also reflect depreciation of the buildings acquired in the Shurgard Merger, totaling approximately $142,800,000 in 2007 and $61,703,000 in 2006. In addition, we acquired and opened for operations additional self-storage facilities in 2005, 2006, and 2007, resulting in increased depreciation expense of the buildings of these facilities. Depreciation expense in 2007 with respect to facilities acquired or opened for operations in 2007 totaled $2,206,000. We expect the depreciation expense with respect to these facilities to approximate $4,361,000 in 2008.

General and administrative expense: General and administrative expense was $59,749,000, $84,661,000, and $21,115,000 for the years ended December 31, 2007, 2006 and 2005 respectively. General and administrative expense principally consists of state income taxes, investor relations expenses, and corporate and executive salaries. In addition, general and administrative expenses includes expenses that vary depending on the Company's activity levels in certain areas, such as overhead associated with the acquisition and development of real estate facilities, certain expenses related to capital raising and merger and acquisition activities, employee severance, and stock-based compensation.

General and administrative expense includes the following items that vary depending upon our activities: a) costs and expenses totaling $5,300,000 and $44,010,000, respectively, during 2007 and 2006, incurred in connection with the integration of Shurgard and Public Storage b) costs for cancelled development projects in the U.S. and Europe totaling $2,120,000 and $10,211,000 in 2007 and 2006, respectively; c) $9,600,000 related to our proposed offering of shares in our European business in 2007; d) $2,019,000 associated with our reorganization as a Maryland REIT in 2007; e) $1,900,000 in additional incentive compensation in 2007; and f) contract termination fees of $2,213,000 in 2006. In addition, with the Shurgard Merger, we began to incur general and administrative expense relating to the management and administration of the European operations, which are operated under a separate management team.

Restricted stock and stock option expense amounted to approximately $8,511,000, $6,309,000, and $4,758,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Interest expense: Interest expense was $63,671,000, $33,062,000, and $8,216,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The increases in interest expense in 2006 and 2007 are primarily due to $24,855,000 and $58,656,000 in interest incurred on the debt and other obligations we assumed in the Shurgard Merger. See also Notes 7 and 8 to our consolidated financial statements for a schedule of our debt balances, principal repayment requirements, and average interest rates.

Capitalized interest expense totaled $4,746,000, $2,716,000, and $2,820,000 for the years ended December 31, 2007, 2006 and 2005, respectively, in connection with our development activities. Included in the interest capitalized for 2007 and 2006 is $2,710,000 and $935,000, respectively, in connection with our development activities in Europe.

Gain on Disposition of Real Estate Investments: During 2007, 2006, and 2005 we recorded gains on sale of assets, principally partial condemnations and other disposals of real estate facilities, totaling $1,354,000, $2,177,000, and $3,099,000 respectively, in 2007, 2006 and 2005.

In addition, on May 14, 2007, one of our European subsidiaries sold limited liability partner interests ("LLP Interests") it held in Shurgard Self-Storage SCA ("Shurgard Europe"), also an indirect subsidiary of Public Storage, to various officers of the Company other than our chief executive officer. The aggregate proceeds of the sale were $4,909,000. The sale price for the LLP Interests was the net asset value per LLP Interest using, among other items, information provided by an independent third party appraisal firm of the net asset value of Shurgard Europe as of March 31, 2007. In connection with the sale of these LLP Interests, we recorded a gain of $1,193,000 during 2007, representing the excess of the sales proceeds less the book value of the LLP Interests sold. The gain is reflected in gain on disposition of real estate investments in our accompanying consolidated statements of income.

Foreign Exchange Gain: At December 31, 2007, our European subsidiaries owed approximately €377.7 million ($555.9 million as of December 31, 2007) to our domestic subsidiaries. The loans are eliminated in consolidation for financial reporting purposes. We expect our European subsidiaries to obtain external financing in the next 12 to 24 months, which will fund the repayment of the loans. The loans, which are denominated in Euros, have not been hedged. The amount of US dollars that will be received on repayment will depend upon the exchange rates at the time. Based upon the change in estimated US dollars to be received caused by fluctuation in currency rates during 2007, foreign currency translation gains of $57.6 million were recorded in 2007. The U.S. Dollar exchange rate relative to the Euro was approximately 1.319 and 1.472 at December 31, 2006 and 2007, respectively.

Future foreign exchange gains or losses will be dependent primarily upon the movement of the Euro relative to the U.S. Dollar, the level of our intercompany debt and our continued expectation with respect to repaying intercompany debt.

Hurricane Casualty Gain or Loss: Our policy is to record casualty losses or gains in the period the casualty occurs equal to the differential between (a) the book value of assets destroyed and (b) insurance proceeds, if any, that we expect to receive in accordance with our insurance contracts. Potential insurance proceeds that are subject to uncertainties, such as interpretation of deductible provisions of the governing agreements or the estimation of costs of restoration, are treated as a contingent proceeds in accordance with Statement of Financial Accounting Standards No. 5 ("SFAS 5"), and not recorded until the uncertainties are satisfied. During 2007, we recorded a casualty gain totaling $2,665,000, representing the realization of such contingent proceeds relating to hurricanes which occurred in 2005. During 2005, we recorded a casualty loss of $1,917,000 related to damage to our properties from hurricanes.

Income from Derivatives, Net: This represents the net gain or loss as recognized for the changes in the fair market values of those derivative financial instruments that do not qualify for hedge accounting treatment under SFAS No. 133, combined with net payments from derivative instruments. We recognized net income of $851,000 and $3,926,000 for the years ended December 31, 2007 and 2006, respectively. The decrease in income in 2006 is due to the extinguishment of certain derivatives on January 2, 2007 and, as a result, no further gains or losses or net payments resulted for these derivatives. We do not expect any significant activity in these derivatives in 2008.

Minority interest in income: Minority interest in income represents the income that is allocable to equity interests in the Consolidated Entities, which are not owned by the Company. The following table summarizes minority interest in income for each of the three years ended December 31, 2007:

	Year Ended December 31			Year Ended December 31,		
	2007	2006	Change	2006	2005	Change
			(Amounts in thousands)			
Preferred partnership interests (a)	$ 21,612	$ 19,055	$ 2,557	$ 19,055	$ 17,021	$ 2,034
Newly consolidated partnerships (b)	5,507	5,259	248	5,259	-	5,259
Shurgard European minority interests (c)	(9,389)	(3,631)	(5,758)	(3,631)	-	(3,631)
Other minority interests (d)	11,813	11,200	613	11,200	15,630	(4,430)
Total minority interests in income	$ 29,543	$ 31,883	$ (2,340)	$ 31,883	$ 32,651	$ (768)

(a) The increase in preferred partnership interests is primarily due to the issuance of additional preferred partnership units offset by the redemption of $40,000,000 of our 9.5% Series N Preferred Units on March 17, 2005 and $45,000,000 of our 9.125% Series O Preferred units on March 29, 2005.

(b) These amounts reflect income allocated to minority interests for three entities that we commenced consolidating the accounts for effective January 1, 2006 (see Note 2 to our consolidated financial statements). Included in minority interest in income for the years ended December 31, 2007 and 2006 was $108,000 and $132,000 in depreciation expense.

(c) These amounts reflect income allocated to minority interests from entities we acquired in the Shurgard Merger. These interests include the 80% partner's interests in the European joint ventures, First Shurgard and Second Shurgard, as well as those in domestic joint ventures. Included in minority interest in income is $11,513,000 and $3,013,000 for the years ended December 31, 2007 and 2006 in depreciation expense.

(d) The other minority interests include depreciation expense of $2,437,000, $1,339,000, and $3,152,000 respectively, for 2007, 2006 and 2005.

The level of income allocated to these interests in the future is dependent upon the operating results of the storage facilities that these entities own, as well as any minority interests that the Company acquires in the future.

Liquidity and Capital Resources

We believe that our internally generated net cash provided by operating activities will continue to be sufficient to enable us to meet our operating expenses, capital improvements, debt service requirements and distributions requirements to shareholders for the foreseeable future.

Operating as a REIT, our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be used to make distributions to our shareholders (see ***"Requirement to Pay Distributions"*** below). However, despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund distributions to the minority interests, capital improvements to maintain our facilities, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31,		
	2007	2006	2005
	(Amount in thousands)		
Net cash provided by operating activities (a)	$ 1,013,204	$ 775,400	$ 673,871
Allocable to minority interests (Preferred Units)	(21,612)	(19,055)	(16,147)
Cash from operations allocable to our shareholders	991,592	756,345	657,724
Capital improvements to maintain our facilities	(69,102)	(79,326)	(25,890)
Remaining operating cash flow available for distributions to our shareholders	922,490	677,019	631,834
Distributions paid:			
Preferred share dividends	(236,757)	(214,218)	(173,017)
Equity Shares, Series A dividends	(21,424)	(21,424)	(21,443)
Common shareholders	(340,002)	(298,219)	(244,200)
Cash available for principal payments on debt and reinvestment	$ 324,307	$ 143,158	$ 193,174

(a) Represents net cash provided from operating activities for each respective year as presented in our December 31, 2007 Consolidated Statements of Cash Flows.

(b) Cash available for principal payments on debt and reinvestment is not a substitute for cash flows from operations in our liquidity, ability to repay our debt, or to meet our distribution requirements.

Cash available for principal payments on debt and reinvestment increased from $143.2 million in 2006 to $324.3 million in 2007 principally due to a significant increase in our self-storage operations, primarily as a result of the Shurgard Merger, as well as additional tax depreciation with respect to the assets acquired in the Shurgard Merger which serves to reduce our taxable income and required distributions requirements.

Our financial profile is characterized by a low level of debt-to-total capitalization and a conservative dividend payout ratio with respect to the common shares. We expect to fund our growth strategies and debt obligations with (i) cash on hand at December 31, 2007, (ii) internally generated retained cash flows and (iii) proceeds from issuing equity securities. In general, our current strategy is to continue to finance our growth with permanent capital, either common or preferred equity.

Over the past three years, we have funded substantially all of our acquisitions with permanent capital (both common and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders, making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred shares have no sinking fund requirement or maturity date and do not require redemption, all of which eliminate any future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred shares at any time, which enable us to refinance higher coupon preferred shares with new preferred shares at lower rates if appropriate, (iv) preferred shares do not contain covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred shares can be applied to satisfy our REIT distribution requirements.

Our credit ratings on each of our series of preferred shares are "Baa1" by Moody's and "BBB+" by Standard & Poor's.

On March 27, 2007, we entered into a five-year revolving credit agreement (the "Credit Agreement") with an aggregate limit with respect to borrowings, letters of credit and foreign currency borrowings in Euros or British pounds of $300 million. Amounts drawn under the Credit Agreement bear an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.35% to LIBOR plus 1.00% depending on our credit ratings (LIBOR plus 0.35% at December 31, 2007). In addition, we are required to pay a quarterly facility fee ranging from 0.10% per annum to 0.25% per annum depending on our credit ratings (0.10% per annum at December 31, 2007). We had no outstanding borrowings on our Credit Agreement at December 31, 2007 or February 28, 2008.

At December 31, 2007, we had undrawn standby letters of credit, which reduce our borrowing capacity with respect to our line of credit by the amount of the standby letters of credit, totaling $20.4 million.

The Credit Agreement includes various covenants, the more significant of which require us to (i) maintain a leverage ratio (as defined therein) of less than 0.55 to 1.00, (ii) maintain certain fixed charge and interest coverage ratios (as defined therein) of not less than 1.5 to 1.0 and 1.75 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined therein). We were in compliance with all covenants of the Credit Agreement at December 31, 2007.

Recent Issuance of Preferred Shares and Projected Redemption of Preferred Securities: One of our financing objectives over the past several years has been to reduce our average cost of capital with respect to our preferred securities. Accordingly, we have redeemed higher rate preferred securities outstanding and have financed the redemption with cash on-hand or from the proceeds from the issuance of lower rate preferred securities.

We believe that our size and financial flexibility enables us to access capital when appropriate. Since the beginning of 2005 through December 31, 2007, we have raised approximately $2.6 billion of preferred securities and used approximately $1.2 billion of these net proceeds in order to redeem higher-coupon preferred securities. Over the past several months, accessing capital through the credit markets has become very difficult, in part due to the lack of liquidity.

At December 31, 2007, our 7.500% Series V Cumulative Preferred Shares ($172.5 million) were redeemable at our option; however, we have not called these shares for redemption. In addition, in October 2008 our 6.500% Series W Cumulative Preferred Shares ($132.5 million), and in November 2008 our 6.450% Series X Cumulative Preferred Shares ($120.0 million) become available for redemption at our option. It is not advantageous to redeem these shares at this time because, based upon current market conditions, we cannot issue additional preferred securities at a lower coupon rate than the securities that would be called. The timing of redemption of any of these series of preferred shares will depend upon many factors including when, or if, market conditions improve such that we can issue new preferred shares at a lower cost of capital than the shares that would be redeemed.

In the past we have typically raised additional capital in advance of the redemption dates to ensure that we have available funds to redeem these securities. Provided market conditions improve in the future, we may raise capital in advance to fund redemptions.

Requirement to Pay Distributions: We have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that we will at all times so qualify. To the extent that the Company continues to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is so distributed to our shareholders. We believe we have satisfied the REIT distribution requirement since 1981.

Aggregate dividends paid during 2007 totaled $236.7 million to the holders of our Cumulative Preferred Shares, $340.0 million to the holders of our common shares and $21.4 million to the holders of our Equity Shares, Series A. Although we have not finalized the calculation of our 2007 taxable income, we believe that the aggregate dividends paid in 2007 to our shareholders enable us to continue to meet our REIT distribution requirements.

During 2007, we paid distributions totaling $21.6 million with respect to our Preferred Partnership Units. We estimate the 2008 distribution requirements with respect to the preferred partnership units outstanding at December 31, 2007, to be approximately $21.6 million. In addition, we estimate the 2008 distribution requirements with respect to our preferred shares outstanding at December 31, 2007, to be approximately $241.3 million, assuming no additional preferred share issuances or redemptions during 2008.

For 2008, distributions with respect to the common shares and Equity Shares, Series A will be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders. We anticipate that, at a minimum, quarterly distributions per common share for 2008 will be $0.55 per common share. For the first quarter of 2008, a quarterly distribution of $0.55 per common share has been declared by our Board, representing a 10% increase from our previous dividend of $0.50 per common share.

With respect to the depositary shares representing the Equity Shares, Series A, we have no obligation to pay distributions if no distributions are paid to the common shareholders. To the extent that we do pay common distributions in any year, the holders of the depositary shares receive annual distributions equal to the lesser of (i) five times the per share dividend on the common shares or (ii) $2.45. The depositary shares are non-cumulative, and have no preference over our Common Shares either as to dividends or in liquidation.

Capital Improvement Requirements: During 2008, we have budgeted approximately $92 million for capital improvements for our facilities. Capital improvements include major repairs or replacements to the facilities, which keep the facilities in good operating condition and maintain their visual appeal. Capital improvements do not include costs relating to the development or expansion of facilities. During the year ended December 31, 2007, we incurred capital improvements of approximately $69.1 million.

European Activities: As we previously disclosed, we attempted to liquidate a portion of our investment in our European subsidiaries through an initial public offering, and although market conditions are not favorable at this time for such a transaction, we continue to evaluate our alternatives and still believe that a public entity is the best structure for our European operations' long-term growth. At December 31, 2007, our European subsidiaries owed approximately €377.7 million ($555.9 million as of December 31, 2007) to our domestic subsidiaries. We expect our European subsidiaries to obtain external financing in the next 12 to 24 months, which will fund the repayment of the loan, resulting in the receipt of additional cash. The loans, which are denominated in Euros, have not been hedged to limit our exposure to fluctuation in exchange rates between the Euro and the U.S. Dollar; as a result, the amount of U.S. Dollars that will be received on repayment will depend upon exchange rates at the time.

As disclosed in January 2008, we reached an agreement in principle for a prospective investor to acquire a 51% interest in Shurgard Europe in a private transaction at a price generally consistent with the previously disclosed proceeds Public Storage expected to receive for its equity interest in last year's terminated European share offering. No binding agreement has been signed with the prospective investor and there is no assurance that a binding agreement will be signed or that the transaction will be completed. We estimate completion of the transaction at the end of the first quarter of 2008 assuming a binding agreement is signed and the conditions related to the transaction are satisfied.

Debt Service Requirements: At December 31, 2007, we have total outstanding debt of approximately $1.1 billion. We do not believe we have any significant refinancing risks with respect to our debt.

In connection with the Shurgard Merger, we assumed approximately $2.0 billion of debt from Shurgard and its affiliates. As of December 31, 2007, approximately $945.2 million of such debt remains outstanding.

In late December 2006, we entered into a short-term unsecured bridge loan with a commercial bank for borrowings up to $300 million and immediately borrowed the entire amount, increasing our cash balances to $555.6 million as of December 31, 2006. A substantial portion of this cash was utilized on January 2, 2007, to retire approximately $429 million of debt assumed from Shurgard that was secured by substantially all of our wholly-owned facilities in Europe. The bridge loan was subsequently repaid and terminated on January 10, 2007 with the proceeds from the issuance of preferred securities.

Our portfolio of real estate facilities remains substantially unencumbered. At December 31, 2007, we have domestic mortgage debt outstanding of $236.9 million, which encumbers 88 self-storage facilities with an aggregate net book value of approximately $601.2 million. In Europe, our joint ventures (in which we have a 20% ownership interest) had mortgage debt at December 31, 2007 totaling $376.7 million, which encumbers 68 facilities with an aggregate net book value of approximately $538.9 million at December 31, 2007.

We anticipate that our retained operating cash flow will continue to be sufficient to enable us to make scheduled principal payments. See Notes 7 and 8 to our consolidated financial statements for approximate principal maturities of such borrowings. It is our current intention to fully amortize our outstanding debt as opposed to refinance debt maturities with additional debt. Alternatively, we may prepay debt and finance such prepayments with retained operating cash flow or proceeds from the issuance of preferred securities.

Approximately $189.1 million in debt owed by First Shurgard was originally scheduled to mature in May 2008. However, in February 2008, under the terms of the related credit agreement we have requested a one-year extension of the loan until May 2009. Assuming we have met our loan covenants, which we believe we have met, the lender is required to grant our request. Notwithstanding our expectation of receiving the requested one-year extension, if the extension is not granted, we and our joint venture partner are required to contribute our pro-rata share of funds necessary to repay the debt. We believe that our joint venture partner has the intention and ability to contribute their potential 80% share towards repayment of this debt if it is necessary.

Concurrent with the completion of the proposed transaction for a prospective investor to acquire a 51% ownership interest in Shurgard Europe, we will seek to obtain a waiver from the lenders of the Second Shurgard credit facility for the change in control acceleration clause contained in the credit facility. See Note 19 to our December 31, 2007 financial statements for further information regarding the proposed transaction involving Shurgard Europe.

Acquisition and Development of Facilities: During 2008, we will continue to seek to acquire additional self-storage facilities from third parties; however, it is difficult to estimate the amount of third party acquisitions we will undertake.

At December 31, 2007, we have a development "pipeline" of 29 projects in the U.S. and 14 projects in Europe, consisting of newly developed self-storage facilities, conversion of space at facilities that was previously used for containerized storage and expansions to existing self-storage facilities. At December 31, 2007, we have acquired the land for all of the U.S. projects and seven of the projects in Europe.

The development and fill-up of these storage facilities is subject to significant contingencies such as obtaining appropriate governmental approvals. We estimate that the amount remaining to be spent to complete development to be approximately $190.7 million and will be incurred over the next 24 months. The following table sets forth certain information with respect to our development pipeline.

DEVELOPMENT PIPELINE SUMMARY
AS OF DECEMBER 31, 2007

	Number of projects	Net rentable sq. ft.	Total estimated development costs	Costs incurred through 12/31/07	Costs to complete
		(Amounts in thousands, except number of projects)			
U.S. under construction	6	337	$ 39,032	$ 23,302	$ 15,730
U.S. in development, land acquired	23	881	88,105	5,072	83,033
European projects in construction	7	373	61,091	30,327	30,764
European projects under development	7	363	62,790	1,623	61,167
Total Development Pipeline	43	1,954	$ 251,018	$ 60,324	$ 190,694

The development and fill-up of these storage facilities is subject to significant contingencies such as obtaining appropriate governmental approvals. We estimate that the amount remaining to be spent to complete development will be incurred over the next 24 months. Substantially all of the future costs for the seven European projects that are in construction will be funded by the Shurgard European Joint Ventures, in which we have a 20% interest, and which have a substantial degree of funding by debt. The future costs with respect to all other development projects will be funded by us.

Contractual Obligations

Our significant contractual obligations at December 31, 2007 and their impact on our cash flows and liquidity are summarized below for the years ending December 31 (amounts in thousands):

	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt (1)	$ 1,204,818	$ 268,563	$ 240,915	$ 48,218	$249,875	$ 73,870	$ 323,377
Capital leases (2)	44,434	792	807	749	1,453	700	39,933
Operating leases (3)	264,875	20,394	16,197	12,053	10,658	10,202	195,371
Construction commitments (4)	46,494	37,230	9,264	-	-	-	-
Total	$ 1,560,621	$ 326,979	$ 267,183	$ 61,020	$261,986	$ 84,772	$ 558,681

(1) Amounts include interest payments on our notes payable based on their contractual terms. See Note 8 to our consolidated financial statements for additional information on our notes payable. Debt to Joint Venture Partner is not reflected since we have not exercised our option to acquire our partner's interest. Approximately $189.1 million in debt owed by First Shurgard was originally scheduled to mature in May 2008. However, in February 2008, under the terms of the related credit agreement we have requested a one-year extension of the loan until May 2009. Assuming we have met our loan covenants, which we believe we have met, the lender is required to grant our request.

(2) This line item reflects amounts due on five European properties with commitments extending to April 2052 that we assumed in the Shurgard Merger.

(3) We lease trucks, land, equipment and office space under various operating leases. Certain leases are cancelable with substantial penalties.

(4) Includes obligations for facilities currently under construction at December 31, 2007 as described above under "Acquisition and Development of Facilities."

In January 2004, we entered into a joint venture partnership with an institutional investor for the purpose of acquiring up to $125,000,000 of existing self-storage properties in the U.S. from third parties (the "Acquisition Joint Venture"). As described more fully in Note 8 to our December 31, 2007 consolidated financial statements, our partner's equity contributions with respect to certain transactions are classified as debt under the caption "Debt to Joint Venture Partner" in our condensed consolidated balance sheets. At December 31, 2007, our Debt to Joint Venture Partner was $38,081,000. For a six-month period beginning 54 months after formation, we have the right to acquire our partner's interest based upon the market value of the properties. If we do not exercise our option, our partner can elect to purchase our interest in the properties during a six-month period commencing upon expiration of our six-month option period. If our partner fails to exercise its option, the Acquisition Joint Venture will be liquidated and the proceeds will be distributed to the partners according to the joint venture agreement. We have not included our Debt to Joint Venture Partner as a contractual obligation in the table above, since we only have the right, rather than a contractual obligation, to acquire our partner's interest.

Approximately $189.1 million in debt owed by First Shurgard was originally scheduled to mature in May 2008. However, in February 2008, under the terms of the related credit agreement we have requested a one-year extension of the loan until May 2009. Assuming we have met our loan covenants, which we believe we have met, the lender is required to grant our request. Notwithstanding our expectation of receiving the requested one-year extension, if the extension is not granted, we and our joint venture partner are required to contribute our pro-rata share of funds necessary to repay the debt. We believe that our joint venture partner has the intention and ability to contribute their potential 80% share towards repayment of this debt if it is necessary.

Concurrent with the completion of the proposed transaction for a prospective investor to acquire a 51% ownership interest in Shurgard Europe, we will seek to obtain a waiver from the lenders of the Second Shurgard credit facility for the change in control acceleration clause contained in the credit facility. See Note 19 to our December 31, 2007 financial statements for further information regarding the proposed transaction involving Shurgard Europe.

Off-Balance Sheet Arrangements: At December 31, 2007 we had no material off-balance sheet arrangements as defined under Regulation S-K 303(a)(4) and the instructions thereto.

Share Repurchase Program: Our Board has authorized the repurchase from time to time of up to 25,000,000 of our common shares on the open market or in privately negotiated transactions. During 2004, we repurchased 445,700 shares for approximately $20.3 million. During 2005, we repurchased 84,000 shares for approximately $5.0 million. During 2006 and 2007, we did not repurchase any shares. During 2008 (through February 28, 2008), we repurchased 1,520,196 shares for approximately $111.9 million. From the inception of the repurchase program through February 28, 2008, we have repurchased a total of 23,721,916 common shares at an aggregate cost of approximately $679.1 million.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

To limit our exposure to market risk, we principally finance our operations and growth with permanent equity capital consisting either of common shares or preferred shares. At December 31, 2007, our debt as a percentage of total shareholders' equity (based on book values) was 12.2%.

Our preferred shares are not redeemable at the option of the holders. Our Series V shares are currently redeemable. Except under certain conditions relating to the Company's qualification as a REIT, the preferred shares are not redeemable by the Company prior to the following dates: Series W – October 6, 2008, Series X – November 13, 2008, Series Y – January 2, 2009, Series Z – March 5, 2009, Series A – March 31, 2009, Series B – September 30, 2009, Series C – September 13, 2009, Series D – February 28, 2010, Series E – April 27, 2010, Series F – August 23, 2010, Series G – December 12, 2010, Series H – January 19, 2011, Series I – May 3, 2011, Series K – August 8, 2011, Series L – October 20, 2011, Series M – January 9, 2012 and Series N – July 2, 2012. On or after the respective dates, each of the series of preferred shares will be redeemable at the option of the Company, in whole or in part, at $25 per depositary share (or share in the case of the Series Y), plus accrued and unpaid dividends through the redemption date.

Our market risk sensitive instruments include notes payable and borrowing on bank credit facilities, which totaled $1,031,847,000 and none, respectively, at December 31, 2007.

We are exposed to changes in interest rates primarily from the floating rate debt arrangements we acquired in the merger with Shurgard.

We have foreign currency exposures related to our investment in the construction, acquisition, and operation of storage centers in countries outside the U.S. to the extent such activities are financed with financial instruments or equity denominated in non-functional currencies. The aggregate book value of such real estate and intangibles was approximately $1.7 billion at December 31, 2007. Since all foreign debt is denominated in the corresponding functional currency, our currency exposure is limited to our investment (both equity and intercompany debt) in those countries. Countries in which Shurgard had exposure to foreign currency fluctuations include Belgium, France, the Netherlands, Sweden, Denmark, Germany and the United Kingdom.

The table below summarizes annual debt maturities and weighted-average interest rates on our outstanding debt at the end of each year (based on relevant LIBOR of 4.60% and a EURIBOR of 4.29% at December 31, 2007 and the applicable forward curve for following years) and fair values required to evaluate our expected cash-flows under debt agreements and our sensitivity to interest rate changes at December 31, 2007 (dollar amounts in thousands).

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Fixed rate debt.............	$ 27,021	$12,508	$ 14,608	$ 227,179	$55,195	$ 311,291	$ 647,802	$ 647,802
Average interest rate	6.73%	6.72%	6.71%	6.01%	5.80%	5.50%		
Variable rate debt (1)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate								
Variable rate EURIBOR debt (2)....	$189,064	$187,665	$ -	$ -	$ -	$ -	$ 376,729	$ 376,729
Average interest rate	6.14%	6.27%						
Interest rate swaps Swap on EURIBOR......	$ 555	$ 2,003	$ -	$ -	$ -	$ -	$ 2,558	$ 2,558

(1) Amounts include borrowings under our line of credit, which expires in 2012.

(2) First Shurgard and Second Shurgard have senior credit agreements denominated in Euros to borrow, in aggregate, up to €271.6 million ($399.8 million as of December 31, 2007). As of December 31, 2007, the available amount under those credit facilities was in aggregate €12.5 million ($18.4 million). Approximately $189.1 million in debt owed by First Shurgard was originally scheduled to mature in May 2008. However, in February 2008, under the terms of the related credit agreement we have requested a one-year extension of the loan until May 2009. Assuming we have met our loan covenants, which we believe we have met, the lender is required to grant our request.

At December 31, 2007, through the Shurgard Merger, we were party to pay-fixed, receive-variable interest rate swaps. The notional amounts, the weighted-average pay rates and the terms of these agreements are summarized as follows:

	2008	2009	2010	2011	2012	Thereafter
Notional amounts (in millions)	$ 120.0	$ -	$ -	$ -	$ -	$ -
Weighted average interest rate	3.73%	-	-	-	-	-

Based on our outstanding variable-rate EURIBOR debt and interest rate swaps at December 31, 2007, a hypothetical increase in the interest rates of 100 basis points would cause the value of our derivative financial instruments to increase by $3.0 million. Conversely, a hypothetical decrease in the interest rates of 100 basis points would cause the value of our derivative financial instruments to decrease by $3.0 million.

On January 2, 2007, we prepaid the €325 million collateralized notes ($429 million at December 31, 2006) at our European operations that were otherwise payable in 2011. We also terminated the related European currency and interest rate hedges. Accordingly, the remaining debt in Europe relates to the joint venture properties, in which we have a 20% equity interest, and which are consolidated for financial reporting purposes.

ITEM 8. Financial Statements and Supplementary Data

The financial statements of the Company at December 31, 2007 and December 31, 2006 and for each of the three years in the period ended December 31, 2007 and the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Financial Statements and Schedules in Item 15.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports the Company files and submits under the Securities Exchange Act of 1934, as amended, ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures in reaching that level of reasonable assurance. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are substantially more limited than those it maintains with respect to its consolidated subsidiaries.

As of December 31, 2007, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of internal control over financial reporting as of December 31, 2007, has been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP's report on the Company's internal control over financial reporting appears below.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter to which this report relates that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

Not Applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
Public Storage

We have audited Public Storage's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Public Storage's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Public Storage maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Public Storage as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 28, 2008

PART III

ITEM 10. **Trustees, Executive Officers and Corporate Governance**

The information required by this item with respect to trustees is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement filed in connection with the annual shareholders' meeting scheduled to be held on May 8, 2008 (the "Proxy Statement") under the caption "Election of Trustees."

The information required by this item with respect to the nominating process, the audit committee and the audit committee financial expert is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance."

The information required by this item with respect to Section 16(a) compliance is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The information required by this item with respect to a code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance." Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules and regulations.

The following is a biographical summary of the current executive officers of the Company:

Ronald L. Havner, Jr., age 50, has been the Vice-Chairman, Chief Executive Officer and a director of Public Storage since November 2002 and President since July 1, 2005. Mr. Havner has been Chairman of the Company's affiliate, PS Business Parks, Inc. (PSB), since March 1998 and was Chief Executive Officer of PSB from March 1998 until August 2003. Mr. Havner joined Public Storage in 1986. He is also a member of the Board of Governors and the Executive Committee of the National Association of Real Estate Investment Trusts, Inc. (NAREIT) and a director of GF Acquisition Corp. and Union BanCal Corporation.

John Reyes, age 47, a certified public accountant, joined the Company in 1990 and was Controller of the Company from 1992 until December 1996 when he became Chief Financial Officer. He became a Vice President of the Company in November 1995 and a Senior Vice President of the Company in December 1996. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young.

John S. Baumann, age 47, became Senior Vice President and Chief Legal Officer of the Company in June 2003. From 1998 to 2002, Mr. Baumann was Senior Vice President and General Counsel of Syncor International Corporation, an international high technology health care services company. From 1995 to 1998, he was Associate General Counsel of KPMG LLP, an international accounting, tax and consulting firm.

John E. Graul, age 56, became Senior Vice President and President, Self-Storage Operations, in February 2004, with overall responsibility for the Company's national operations. From 1982 until joining the Company, Mr. Graul was employed by McDonald's Corporation where he served in various management positions, most recently as Vice President and General Manager – Pacific Sierra Region.

David F. Doll, age 49, became Senior Vice President and President, Real Estate Group, in February 2005, with responsibility for Company's real estate activities, including property acquisitions, developments, and repackagings as well as facilities maintenance. Before joining the Company, Mr. Doll was Senior Executive Vice President of Development for Westfield Corporation, a major international owner and operator of shopping malls, where he was employed since 1995.

Candace N. Krol, age 46, became Senior Vice President of Human Resources in September 2005. From 1985 until joining the Company, Ms. Krol was employed by Parsons Corporation, a global engineering and construction firm, where she served in various management positions, most recently as Vice President of Human Resources for the Infrastructure and Technology global business unit.

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Report of the Compensation Committee."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Stock Ownership of Certain Beneficial Owners and Management."

The following table sets forth information as of December 31, 2007 on the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (a)..	2,249,758 (b)	$66.45	1,107,385
Equity compensation plans not approved by security holders (c)..	48,484	$23.46	831,671

a) The Company's stock option and stock incentive plans are described more fully in Note 14 to the consolidated financial statements. All plans other than the 2000 and 2001 Non-Executive/Non-Director Plans, were approved by the Company's shareholders.

b) Includes 608,768 restricted share units that, if and when vested, will be settled in common shares of the Company on a one for one basis.

c) The outstanding options granted under plans not approved by the Company's shareholders were granted under the Company's 2000 and 2001 Non-Executive/Non-Director Plan, which does not allow participation by the Company's executive officers and trustees. The principal terms of these plans are as follows: (1) 2,500,000 common shares were authorized for grant, (2) this plan is administered by the Equity Awards Committee, except that grants in excess of 100,000 shares to any one person requires approval by the Executive Equity Awards Committee, (3) options are granted at fair market value on the date of grant, (4) options have a ten year term and (5) options vest over three years in equal installments, or as indicated by the applicable grant agreement.

ITEM 13. Certain Relationships and Related Transactions and Trustee Independence

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance" and "Certain Relationships and Related Transactions and Legal Proceedings."

ITEM 14. Principal Accountant Fees and Services

The information required by this item with respect to fees and services provided by the Company's independent auditors is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Ratification of Auditors—Fees Billed to the Company by Ernst & Young LLP for 2007 and 2006".

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Schedules hereof are filed as part of this report.

2. Financial Statement Schedules

The financial statements schedules listed in the accompanying Index to Financial Statements and Schedules are filed as part of this report.

3. Exhibits

See Index to Exhibits contained herein.

b. Exhibits:

See Index to Exhibits contained herein.

c. Financial Statement Schedules

Not applicable.

PUBLIC STORAGE

INDEX TO EXHIBITS (1)

(Items 15(a)(3) and 15(c))

3.1 Articles of Amendment and Restatement of Declaration of Trust of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.2 Bylaws of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.3 Articles Supplementary for Public Storage Equity Shares, Series A. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.4 Articles Supplementary for Public Storage Equity Shares, Series AAA. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.5 Articles Supplementary for Public Storage 7.500% Cumulative Preferred Shares, Series V. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.6 Articles Supplementary for Public Storage 6.500% Cumulative Preferred Shares, Series W. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.7 Articles Supplementary for Public Storage 6.450% Cumulative Preferred Shares, Series X. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.8 Articles Supplementary for Public Storage 6.850% Cumulative Preferred Shares, Series Y. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.9 Articles Supplementary for Public Storage 6.250% Cumulative Preferred Shares, Series Z. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.10 Articles Supplementary for Public Storage 6.125% Cumulative Preferred Shares, Series A. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.11 Articles Supplementary for Public Storage 7.125% Cumulative Preferred Shares, Series B. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.12 Articles Supplementary for Public Storage 6.600% Cumulative Preferred Shares, Series C. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.13 Articles Supplementary for Public Storage 6.180% Cumulative Preferred Shares, Series D. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.14 Articles Supplementary for Public Storage 6.750% Cumulative Preferred Shares, Series E. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.15 Articles Supplementary for Public Storage 6.450% Cumulative Preferred Shares, Series F. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.16 Articles Supplementary for Public Storage 7.000% Cumulative Preferred Shares, Series G. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.17 Articles Supplementary for Public Storage 6.950% Cumulative Preferred Shares, Series H. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.18 Articles Supplementary for Public Storage 7.250% Cumulative Preferred Shares, Series I. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.19 Articles Supplementary for Public Storage 7.250% Cumulative Preferred Shares, Series K. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.20 Articles Supplementary for Public Storage 6.750% Cumulative Preferred Shares, Series L. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.21 Articles Supplementary for Public Storage 6.625% Cumulative Preferred Shares, Series M. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.22 Articles Supplementary for Public Storage 7.000% Cumulative Preferred Shares, Series N. Filed with the Registrant's Current Report on Form 8-K dated June 28, 2007 and incorporated by reference herein.

4.1 Master Deposit Agreement, dated as of May 31, 2007. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

10.1 Amended Management Agreement between Registrant and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with Public Storage Inc.'s ("PSI") Annual Report on Form 10-K for the year ended December 31, 1994 (SEC File No. 001-0839) and incorporated herein by reference.

10.2 Second Amended and Restated Management Agreement by and among Registrant and the entities listed therein dated as of November 16, 1995. Filed with PS Partners, Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 001-11186) and incorporated herein by reference.

10.3 Limited Partnership Agreement of PSAF Development Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (SEC File No. 001-0839) and incorporated herein by reference.

10.4 Agreement of Limited Partnership of PS Business Parks, L.P. Filed with PS Business Parks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (SEC File No. 001-10709) and incorporated herein by reference.

10.5 Amended and Restated Agreement of Limited Partnership of Storage Trust Properties, L.P. (March 12, 1999). Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (SEC File No. 001-0839) and incorporated herein by reference.

10.6 Limited Partnership Agreement of PSAC Development Partners, L.P. Filed with PSI's Current Report on Form 8-K dated November 15, 1999 (SEC File No. 001-0839) and incorporated herein by reference.

10.7 Agreement of Limited Liability Company of PSAC Storage Investors, L.L.C. Filed with PSI's Current Report on Form 8-K dated November 15, 1999 (SEC File No. 001-0839) and incorporated herein by reference.

10.8 Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 1999 (SEC File No. 001-0839) and incorporated herein by reference.

10.9 Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (SEC File No. 001-0839) and incorporated herein by reference.

10.10 Second Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.11 Third Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.12 Limited Partnership Agreement of PSAF Acquisition Partners, L.P. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-0839) and incorporated herein by reference.

10.13 Credit Agreement by and among Registrant, Wells Fargo Bank, National Association and Wachovia Bank, National Association as co-lead arrangers, and the other financial institutions party thereto, dated March 27, 2007. Filed with PSI's Current Report on Form 8-K on April 2, 2007 (SEC File No. 001-0839) and incorporated herein by reference.

10.14 Senior Credit Agreement dated May 26, 2003, as amended by Amendment Agreements dated July 11, 2003 and December 2, 2003, by and among First Shurgard Sprl, First Shurgard Finance Sarl, First Shurgard Deutschland GmbH, Societe Generale and others. Incorporated by reference to Exhibit 10.1 filed with the Current Report on Form 8-K dated February 21, 2005 filed by Shurgard Storage Centers, Inc. ("Shurgard") (SEC File No. 001-11455).

10.15 Amendment and Waiver Agreement dated February 21, 2005 to the Senior Credit Agreement dated May 26, 2003, as amended as of December 2, 2003, by and among First Shurgard Sprl, First Shurgard Finance Sarl, First Shurgard Deutschland GmbH, Societe Generale and others. Incorporated by reference to Exhibit 10.2 filed with the Current Report on Form 8-K dated February 21, 2005 filed by Shurgard (SEC File No. 001-11455).

10.16 Credit Facility Agreement dated July 12, 2004, between Second Shurgard SPRL, Second Shurgard Finance SARL, the Royal Bank of Scotland as Mandated Lead Arranger, the Royal Bank of Scotland PLC as Facility Agent. Incorporated by reference to Exhibit 10.43 filed with the Report on Form 10-Q for the quarter ended June 30, 2004 filed by Shurgard (SEC File No. 001-11455).

10.17* Employment Agreement between Registrant and B. Wayne Hughes dated as of November 16, 1995. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 1995 (SEC File No. 001-0839) and incorporated herein by reference.

10.18* Shurgard Storage Centers, Inc. 1995 Long Term Incentive Compensation Plan. Incorporated by reference to Appendix B of Definitive Proxy Statement dated June 8, 1995 filed by Shurgard (SEC File No. 001-11455).

10.19* Shurgard Storage Centers, Inc. 2000 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K for the year ended December 31, 2000 filed by Shurgard (SEC File No. 001-11455).

10.20* Shurgard Storage Centers, Inc. 2004 Long Term Incentive Compensation Plan. Incorporated by reference to Appendix A of Definitive Proxy Statement dated June 7, 2004 filed by Shurgard (SEC File No. 001-11455).

10.21* Public Storage, Inc. 1996 Stock Option and Incentive Plan. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 2000 (SEC File No. 001-0839) and incorporated herein by reference.

10.22* Public Storage, Inc. 2000 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-52400) and incorporated herein by reference.

10.23* Public Storage, Inc. 2001 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-59218) and incorporated herein by reference.

10.24* Public Storage, Inc. 2001 Stock Option and Incentive Plan ("2001 Plan"). Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-59218) and incorporated herein by reference.

10.25* Form of 2001 Plan Non-qualified Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.26* Form of 2001 Plan Restricted Share Unit Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.27* Form of 2001 Plan Non-Qualified Outside Director Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.28* Public Storage, Inc. Performance Based Compensation Plan for Covered Employees. Filed with PSI's Current Report on Form 8-K dated May 11, 2005 (SEC File No. 001-0839) and incorporated herein by reference.

10.29* Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan. Filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-8 (SEC File No. 333-144907) and incorporated herein by reference.

10.30* Form of 2007 Plan Restricted Stock Unit Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.

10.31* Form of 2007 Plan Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.

10.32 Form of Stock Purchase Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.

10.33* Form of Indemnity Agreement. Filed with Registrant's Amendment No. 1 to Registration Statement on Form S-4 (SEC File No. 333-141448) and incorporated herein by reference.

11 Statement Re: Computation of Earnings per Share. Filed herewith.

12 Statement Re: Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends. Filed herewith.

14 Code of Ethics for Senior Financial Officers. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

21 Subsidiaries of the Registrant. Filed herewith.

23 Consent of Independent Registered Accounting Firm. Filed herewith.

31.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

31.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

32 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

---

* Compensatory benefit plan or arrangement or management contract.

(1) SEC File No. 001-33519 unless otherwise indicated.

PUBLIC STORAGE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND SCHEDULES

(Item 15 (a))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders
Public Storage

We have audited the accompanying consolidated balance sheets of Public Storage as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Public Storage's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 28, 2008

PUBLIC STORAGE
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(Amounts in thousands, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents	$ 245,444	$ 535,684
Real estate facilities, at cost:		
Land	3,021,309	2,959,875
Buildings	8,637,498	8,301,990
	11,658,807	11,261,865
Accumulated depreciation	(2,128,225)	(1,754,362)
	9,530,582	9,507,503
Construction in process	60,324	90,038
	9,590,906	9,597,541
Investment in real estate entities	306,743	301,905
Goodwill	174,634	174,634
Intangible assets, net	173,745	414,602
Restricted cash	18,972	19,900
Other assets	132,658	154,207
Total assets	$ 10,643,102	$ 11,198,473
LIABILITIES AND SHAREHOLDERS' EQUITY		
Borrowings on bank credit facilities	$ -	$ 345,000
Notes payable	1,031,847	1,466,284
Debt to joint venture partner	38,081	37,258
Preferred shares called for redemption	-	302,150
Accrued and other liabilities	303,357	333,706
Total liabilities	1,373,285	2,484,398
Minority interest:		
Preferred partnership interests	325,000	325,000
Other partnership interests	181,688	181,030
Commitments and contingencies (Note 16)		
Shareholders' equity:		
Cumulative Preferred Shares of beneficial interest, $0.01 par value, 100,000,000 shares authorized, 1,739,500 shares issued (in series) and outstanding, (1,712,600 at December 31, 2006) at liquidation preference	3,527,500	2,855,000
Common Shares of beneficial interest, $0.10 par value, 650,000,000 shares authorized, 169,422,475 shares issued and outstanding (169,144,467 at December 31, 2006)	16,943	16,915
Equity Shares of beneficial interest, Series A, $0.01 par value, 100,000,000 shares authorized, 8,744.193 shares issued and outstanding	-	-
Paid-in capital	5,653,975	5,661,507
Cumulative net income	3,960,827	3,503,292
Cumulative distributions paid	(4,446,181)	(3,847,998)
Accumulated other comprehensive income	50,065	19,329
Total shareholders' equity	8,763,129	8,208,045
Total liabilities and shareholders' equity	$ 10,643,102	$ 11,198,473

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF INCOME
For each of the three years in the period ended December 31, 2007
(Amounts in thousands, except per share amounts)

	2007	2006	2005
Revenues:			
Self-storage rental income	$ 1,662,454	$ 1,239,697	$ 951,370
Ancillary operating revenue	142,500	109,515	92,021
Interest and other income	11,417	31,799	16,447
	1,816,371	1,381,011	1,059,838
Expenses:			
Cost of operations (excluding depreciation and amortization):			
Self-storage facilities	580,227	428,910	320,589
Ancillary operations	79,638	69,528	57,669
Depreciation and amortization	622,410	437,568	196,153
General and administrative	59,749	84,661	21,115
Interest expense	63,671	33,062	8,216
	1,405,695	1,053,729	603,742
Income from continuing operations before equity in earnings of real estate entities, casualty gain (loss), gain on disposition of real estate and real estate investments, foreign currency exchange gain, income from derivatives and minority interest in income	410,676	327,282	456,096
Equity in earnings of real estate entities	12,738	11,895	24,883
Casualty gain (loss)	2,665	-	(1,917)
Gain on disposition of real estate and real estate investments	2,547	2,177	3,099
Foreign currency exchange gain	57,593	336	-
Income from derivatives, net	851	3,926	-
Minority interest in income	(29,543)	(31,883)	(32,651)
Income from continuing operations	457,527	313,733	449,510
Cumulative effect of a change in accounting principle	-	578	-
Discontinued operations	8	(285)	6,883
Net income	$ 457,535	$ 314,026	$ 456,393
Net income allocation:			
Allocable to preferred shareholders based on distributions paid	$ 236,757	$ 214,218	$ 173,017
Allocable to preferred shareholders based on redemptions	-	31,493	7,538
Allocable to Equity Shares, Series A	21,424	21,424	21,443
Allocable to common shareholders	199,354	46,891	254,395
	$ 457,535	$ 314,026	$ 456,393
Net income per common share – basic			
Continuing operations	$ 1.18	$ 0.33	$ 1.93
Discontinued operations	-	-	0.05
	$ 1.18	$ 0.33	$ 1.98
Net income per common share – diluted			
Continuing operations	$ 1.17	$ 0.33	$ 1.92
Discontinued operations	-	-	0.05
	$ 1.17	$ 0.33	$ 1.97
Net income per depositary share of Equity Shares, Series A (basic and diluted)	$ 2.45	$ 2.45	$ 2.45
Basic weighted average common shares outstanding	169,342	142,760	128,159
Diluted weighted average common shares outstanding	170,147	143,715	128,819
Weighted average shares of Equity Shares, Series A (basic and diluted)	8,744	8,744	8,752

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For each of the three years in the period ended December 31, 2007
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Shares	Common Shares	Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balances at December 31, 2004	$ 2,102,150	$ 12,853	$ 2,457,568	$ 2,732,873	$ (2,875,477)	$ -	$ 4,429,967
Issuance of Cumulative Preferred Shares (25,050 shares)	626,250	-	(19,665)	-	-	-	606,585
Redemption of Cumulative Preferred Shares (2,306,900 shares)	(230,000)	-	(34)	-	-	-	(230,034)
Repurchase of preferred partnership units (Note 11)	-	-	874	-	-	-	874
Issuance of common shares (282,998 shares) (Note 12)	-	28	7,483	-	-	-	7,511
Repurchase of common shares (84,000 shares) (Note 12)	-	(8)	(4,982)	-	-	-	(4,990)
Stock distribution from unconsolidated real estate entities (635,885 common shares and 31,909 Equity Shares, Series A, depositary shares) (Note 5)	-	(64)	(14,456)	-	-	-	(14,520)
Stock option and restricted share unit expense (Note 13)	-	-	3,883	-	-	-	3,883
Net income	-	-	-	456,393	-	-	456,393
Distributions to shareholders:							
Cumulative Preferred Shares	-	-	-	-	(173,017)	-	(173,017)
Equity Shares, Series A	-	-	-	-	(21,443)	-	(21,443)
Common Shares ($1.90 per share)	-	-	-	-	(244,200)	-	(244,200)
Balances at December 31, 2005	2,498,400	12,809	2,430,671	3,189,266	(3,314,137)	-	4,817,009
Issuance of Cumulative Preferred Shares (52,500 shares)	1,312,500	-	(39,932)	-	-	-	1,272,568
Redemption of Cumulative Preferred Shares (38,236 shares)	(955,900)	-	-	-	-	-	(955,900)
Issuance of common shares (41,054,904 shares) (Note 11)	-	4,106	3,267,564	-	-	-	3,271,670
Stock option and restricted share unit expense (Note 13)	-	-	3,204	-	-	-	3,204
Net income	-	-	-	314,026	-	-	314,026
Distributions to shareholders:							
Cumulative Preferred Shares	-	-	-	-	(214,218)	-	(214,218)
Equity Shares, Series A	-	-	-	-	(21,424)	-	(21,424)
Common Shares ($2.00 per share)	-	-	-	-	(298,219)	-	(298,219)
Accumulated other comprehensive income:							
Foreign currency translation adjustments	-	-	-	-	-	19,329	19,329
Balances at December 31, 2006	2,855,000	16,915	5,661,507	3,503,292	(3,847,998)	19,329	8,208,045
Issuance of Cumulative Preferred Shares (26,900 shares)	672,500	-	(20,608)	-	-	-	651,892
Issuance of common shares (278,008 shares) (Note 11)	-	28	8,429	-	-	-	8,457
Stock option and restricted share unit expense (Note 13)	-	-	4,647	-	-	-	4,647
Net income	-	-	-	457,535	-	-	457,535
Distributions to shareholders:							
Cumulative Preferred Shares	-	-	-	-	(236,757)	-	(236,757)
Equity Shares, Series A	-	-	-	-	(21,424)	-	(21,424)
Common Shares ($2.00 per share)	-	-	-	-	(340,002)	-	(340,002)
Accumulated other comprehensive income:							
Foreign currency translation adjustments	-	-	-	-	-	30,736	30,736
Balances at December 31, 2007	$ 3,527,500	$ 16,943	$ 5,653,975	$ 3,960,827	$ (4,446,181)	$ 50,065	$ 8,763,129

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2007
(Amounts in thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 457,535	$ 314,026	$ 456,393
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of note premium, net of increase in debt to joint venture partner (Notes 7 and 8)	(4,861)	(3,109)	(1,026)
Gain on sales of real estate and real estate investments (Notes 4 and 12)	(6,883)	(4,547)	(8,279)
Real estate impairment associated with casualty losses (Note 4)	-	996	2,592
Depreciation and amortization	622,410	437,568	196,153
Write off of capitalized development project costs	2,120	10,354	-
Equity in earnings of real estate entities	(12,738)	(11,895)	(24,883)
Foreign currency exchange gain	(57,593)	(336)	-
Income from derivatives, net	(851)	(3,926)	-
Distributions received from the real estate entities (Note 5)	23,606	17,699	23,112
Distributions paid to other minority interests	(20,047)	(16,300)	(18,177)
Non-cash portion of stock-based compensation expense	4,647	3,204	3,883
Minority interest in income	29,543	31,883	32,651
Other operating activities	(23,684)	(217)	11,452
Total adjustments	555,669	461,374	217,478
Net cash provided by operating activities	1,013,204	775,400	673,871
Cash flows from investing activities:			
Capital improvements to real estate facilities	(69,102)	(79,326)	(25,890)
Construction in process	(124,534)	(119,648)	(86,248)
Acquisition of real estate facilities	(72,787)	(98,954)	(254,549)
Acquisition of minority interests	-	(62,300)	(92,815)
Cash portion of the merger with Shurgard Storage Centers, Inc. (Note 3)	-	(137,261)	-
(Deconsolidation) consolidation of partnerships (Note 2)	(65)	3,024	-
Acquisition of partnership interests in the Unconsolidated Entities (Note 2)	(1,598)	-	-
Proceeds from sales of real estate	8,708	14,545	14,755
Sale of real estate investments to affiliates (Note 10)	4,909	-	-
Reductions (additions) to restricted cash	928	(8,394)	(9,490)
Proceeds from sales of held-to-maturity investments (Note 2)	6,066	13,074	7,452
Acquisition of held-to-maturity investments (Note 2)	-	-	(6,361)
Other investing activities	-	(20,650)	-
Net cash used in investing activities	(247,475)	(495,890)	(453,146)
Cash flows from financing activities:			
Net (repayments) borrowings on bank credit facilities	(345,000)	345,000	-
Principal payments on notes payable	(508,942)	(696,557)	(14,543)
Repayment of debt to related party (Note 10)	-	-	(64,513)
Proceeds from borrowing on European notes payable	54,081	28,891	-
Contributions received from European minority interests	-	15,800	-
Net proceeds from the issuance of common shares	8,457	85,369	7,511
Net proceeds from the issuance of cumulative preferred shares	651,892	1,272,568	606,585
Repurchases of common shares	-	-	(4,990)
Redemption of cumulative preferred shares	(302,150)	(826,250)	(112,409)
Redemption of preferred partnership interests	-	-	(85,000)
Issuance of preferred partnership interests	-	100,000	-
Distributions paid to shareholders	(598,183)	(533,861)	(438,660)
Distributions paid to holders of preferred partnership interests (Note 10)	(21,612)	(19,055)	(16,147)
Net proceeds from financing through acquisition joint venture (Note 8)	-	-	19,197
Net cash used in financing activities	(1,061,457)	(228,095)	(102,969)
Net (decrease) increase in cash and cash equivalents	(295,728)	51,415	117,756
Net effect of foreign exchange translation on cash	5,488	2,274	-
Cash and cash equivalents at the beginning of the year	535,684	481,995	364,239
Cash and cash equivalents at the end of the year	$ 245,444	$ 535,684	$ 481,995

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2007
(Amounts in thousands)

(Continued)

	2007	2006	2005
Supplemental schedule of non cash investing and financing activities:			
Foreign currency translation adjustment:			
Real estate facilities, net of accumulated depreciation	(127,456)	(34,696)	-
Construction in process	(4,623)	(1,373)	-
Intangible assets, net	(6,226)	(6,381)	-
Other assets	(6,219)	(717)	-
Notes payable	38,116	17,970	-
Accrued and other liabilities	13,827	4,237	-
Minority interest – other partnership interests	9,740	3,905	-
Accumulated other comprehensive income	88,329	19,329	-
Deconsolidation of real estate entities:			
Real estate facilities, net of accumulated depreciation	41,409	-	-
Investment in real estate entities	(23,079)	-	-
Intangible assets, net	1,816	-	-
Other assets	344	-	-
Notes payable	(19,329)	-	-
Accrued and other liabilities	(544)	-	-
Minority interest – other partnership interests	(682)	-	-
Real estate acquired in exchange for assumption of mortgage note	-	(4,590)	-
Mortgage note assumed in connection with the acquisition of real estate	-	4,590	-
Merger with Shurgard Storage Centers, Inc.:			
Real estate facilities	-	(4,887,507)	-
Construction in process	-	(91,000)	-
Intangible assets	-	(584,165)	-
Other assets	-	(95,899)	-
Accrued and other liabilities	-	190,419	-
Minority interest – other partnership interests	-	144,196	-
Notes payable and bank credit facility	-	2,000,549	-
Common shares	-	3,891	-
Paid in capital	-	3,182,255	-
Consolidation of entities pursuant to Emerging Issues Task Force Topic 04-5 or in connection with the acquisition of an interest in the Unconsolidated Entities:			
Minority interest – other partnership interests	-	3,963	-
Real estate facilities	(14,604)	(22,459)	-
Investments in real estate entities	-	20,846	-
Intangible assets	(1,048)	-	-
Other assets	-	(167)	-
Accrued and other liabilities	-	841	-
Notes payable	6,681	-	-
Revaluation of debt to joint venture partner (Note 8):			
Debt due to joint venture partner	640	1,386	-
Other assets	(640)	(1,386)	-
Partnership units converted into common shares (Note 10):			
Minority interest	-	(155)	-
Common shares	-	1	-
Paid in capital	-	154	-

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2007
(Amounts in thousands)

Supplemental schedule of non cash investing and financing activities: (continued)	2007	2006	2005
Retirement of Common Stock and Equity Stock, Series A, received as a distribution from affiliated entities (Note 5):			
Common shares	-	-	(64)
Paid-in capital	-	-	(14,456)
Investment in real estate entities	-	-	14,520
Acquisition of minority interest in Consolidated Joint Venture in exchange for debt (Note 9):			
Minority interest – other partnership interests	-	-	(62,013)
Real estate facilities	-	-	(2,500)
Debt to related party	-	-	64,513

See accompanying notes.

1. Description of the Business

Public Storage, Inc., formerly a California corporation, was organized in 1980. Effective June 1, 2007, following approval by our shareholders, we reorganized Public Storage, Inc. into Public Storage, a Maryland real estate investment trust (referred to herein as "the Company", "the Trust", "we", "us", or "our"). We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") whose principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. Our self-storage facilities are located primarily in the United States ("U.S."). As a result of the merger with Shurgard Storage Centers, Inc. ("Shurgard" and the merger referred to as the "Shurgard Merger") on August 22, 2006, we also have self-storage facilities located in seven Western European countries (Note 3). Our European operations are conducted through Shurgard Self-Storage SCA, a Belgian company ("Shurgard Europe").

In addition to our self-storage facilities, we own (i) interests in commercial properties containing commercial and industrial space for rent, (ii) interests in facilities that lease storage containers, and (iii) other ancillary operations conducted at our self-storage locations comprised principally of reinsurance of policies against losses to goods stored by our self-storage tenants, retail sales of storage related products and truck rentals.

At December 31, 2007, we had direct and indirect equity interests in 2,012 self-storage facilities located in 38 states operating under the "Public Storage" name, and 174 self-storage facilities located in Europe which operate under the "Shurgard Storage Centers" name. We also have direct and indirect equity interests in approximately 21 million net rentable square feet of commercial space located in 11 states in the U.S.

Any reference to the number of properties, square footage, number of tenant reinsurance policies outstanding and the aggregate coverage of such reinsurance policies are unaudited and outside the scope of our independent registered public accounting firm's audit of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented on an accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company and our consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts previously reported have been reclassified to conform to the December 31, 2007 presentation. In previous presentations, certain cash balances held by our captive insurance entities which are restricted as to their use were included in cash and cash equivalents in the Company's consolidated balance sheets. These restricted balances are reclassified as "restricted cash" (see also "Restricted cash" below). Certain reclassifications have also been made from previous presentations as a result of discontinued operations (see also "Discontinued operations" below).

Consolidation Policy

Entities in which we have an interest are first evaluated to determine whether, in accordance with the provisions of the Financial Accounting Standards Board's Interpretation No. 46R, "Consolidation of Variable Interest Entities," they represent Variable Interest Entities ("VIE's"). VIE's in which we are the primary beneficiary are consolidated. Entities that are not VIE's that we control are consolidated.

For purposes of determining control, when we are the general partner, we are considered to control the partnership unless the limited partners possess substantial "kick-out" or "participative" rights as defined in Emerging Issues Task Force Statement 04-5 – "Determining whether a general partner or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights" ("EITF 04-5").

The accounts of the entities we control along with the accounts of the VIE's that we are the primary beneficiary of are included in our consolidated financial statements along with those of the Company. We account for our investment in entities that we do not control, or entities for which we are not the primary beneficiary and over which we have significant influence, using the equity method of accounting. Changes in consolidation status are reflected effective the date the change of control or determination of primary beneficiary status occurred, and previously reported periods are not restated. The entities that we consolidate during the periods, to which the reference applies, are referred to hereinafter as the "Consolidated Entities." The entities that we have an interest in but do not consolidate during the periods, to which the reference applies, are referred to hereinafter as the "Unconsolidated Entities." We account for the Unconsolidated Entities under the equity method of accounting.

Collectively, at December 31, 2007, the Company and the Consolidated Entities own a total of 2,166 real estate facilities, consisting of 1,984 self-storage facilities in the U.S., 174 self-storage facilities in Europe, three industrial facilities used by our containerized storage operations and five commercial properties.

At December 31, 2007, the Unconsolidated Entities are comprised of various limited and joint venture partnerships and PS Business Parks, Inc. ("PSB"). These entities own in aggregate 28 self-storage facilities and, in the case of PSB, approximately 19.6 million net rentable square feet of commercial space at December 31, 2007.

Deconsolidation of Certain Entities

On May 24, 2007, a judgment was rendered which resulted in the loss of our effective control over several limited partnerships and as a result, we discontinued consolidating these entities and began to account for our ownership in these limited partnerships using the equity method of accounting, effective the date of the judgment. Notwithstanding our loss of control, we continue to retain all of our previous financial interests in these partnerships.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

For all taxable years subsequent to 1980, the Company has qualified and intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we do not incur federal or significant state tax on that portion of our taxable income which is distributed to our shareholders, provided that we meet certain tests. We believe we have met these tests during 2007, 2006, and 2005 and, accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements on income produced and distributed on real estate rental operations. Our taxable REIT subsidiaries are subject to regular corporate tax on their income.

Financial Instruments

We have estimated the fair value of our financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

For purposes of financial statement presentation, we consider all highly liquid financial instruments such as short-term treasury securities or investment grade short-term commercial paper to be cash equivalents.

Due to the short period to maturity of our cash and cash equivalents, accounts receivable, other financial instruments included in other assets, and accrued and other liabilities, the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents, consisting of short-term investments, including commercial paper, are only invested in entities with an investment grade rating. Accounts receivable are not a significant portion of total assets and are comprised of a large number of small individual customer balances. See Note 7 for an estimate of the fair values of our notes payable.

We have operations in Europe and accordingly, our operations and financial position are affected by fluctuations in the exchange rates between the Euro, and to a lesser extent, other European currencies, against the U.S. dollar.

Other assets at December 31, 2007 include derivative financial instruments totaling $5,015,000 ($11,810,000 at December 31, 2006) reported at estimated fair value. See Note 9 for further discussion of the fair value of our derivative financial instruments.

Restricted Cash

Restricted cash at December 31, 2007 and December 31, 2006, consists of cash held by our captive insurance entities which, due to insurance and other regulations with respect to required reserves and minimum capital requirements, can only be utilized to pay captive claims.

Real Estate Facilities

Real estate facilities are recorded at cost. Costs associated with the acquisition, development, construction, renovation, and improvement of properties are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized as building cost. Costs associated with the sale of real estate facilities or interests in real estate investments are expensed as incurred. The purchase cost of existing self-storage facilities that we acquire are allocated based upon relative fair value of the land, building and tenant intangible components of the real estate facility. Expenditures for repairs and maintenance are expensed when incurred and included in cost of operations. Depreciation expense is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 25 years.

Evaluation of Asset Impairment

We evaluate impairment of goodwill annually through a two-step process. In the first step, if the fair value of the reporting unit to which the goodwill applies is equal to or greater than the carrying amount of the assets of the reporting unit, including the goodwill, the goodwill is considered unimpaired and the second step is unnecessary. If, however, the fair value of the reporting unit including goodwill is less than the carrying amount, the second step is performed. In this test, we compute the implied fair value of the goodwill based upon the allocations that would be made to the goodwill, other assets and liabilities of the reporting unit if a business combination transaction were consummated at the fair value of the reporting unit. An impairment loss is recorded to the extent that the implied fair value of the goodwill is less than the goodwill's carrying amount. No impairments of our goodwill were identified in our annual evaluation at December 31, 2007.

We evaluate impairment of long-lived assets on a quarterly basis. We first evaluate these assets for indicators of impairment such as a) a significant decrease in the market price of a long-lived asset, b) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition, c) a significant adverse change in legal factors or the business climate that could affect the value of the long-lived asset, d) an accumulation of costs significantly in excess of the amount originally projected for the acquisition or construction of the long-lived asset, or e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of the long-lived asset. When any such indicators of impairment are noted, we compare the carrying value of these assets to the future estimated undiscounted cash flows attributable to these assets. If the asset's recoverable amount is less than the carrying value of the asset, then an impairment charge is booked for the excess of carrying value over the asset's fair value.

Any long-lived assets which we expect to sell or otherwise dispose of prior to their previously estimated useful life are stated at what we estimate to be the lower of their estimated net realizable value (less cost to sell) or their carrying value. No impairment was identified from our evaluations as of December 31, 2007.

Accounting for Stock-Based Compensation

We utilize the Fair Value Method (as defined in Note 13) of accounting for our employee stock options. Restricted share unit expense is recorded over the relevant service period. See Note 13 for additional information on our accounting for employee share options and restricted share units.

Other Assets

Other assets primarily consists of prepaid expenses, investments in held-to-maturity debt securities, accounts receivable, assets associated with our containerized storage business, merchandise inventory held for sale and fleet of rental trucks. We recorded a gain on disposition of containerized storage assets of $1,143,000 in the year ended December 31, 2005.

Accrued and Other Liabilities

Accrued and other liabilities consist primarily of real property tax accruals, value-added tax accruals with respect to our European operations, tenant prepayments of rent, trade payables, losses and loss adjustment liabilities for our self-insured risks (described below), and accrued interest. Tenant prepaid rent totaled $67,063,000 at December 31, 2007 ($64,291,000 at December 31, 2006), while property and value-added tax accruals approximated $82,647,000 at December 31, 2007 ($80,336,000 at December 31, 2006).

We are self-insured for a portion of the risks associated with our property and casualty losses, workers compensation, and employee health care. We also utilize third-party insurance carriers to limit our self insurance exposure. We accrue liabilities for uninsured losses and loss adjustment expense, which at December 31, 2007 totaled $26,643,000 ($31,532,000 at December 31, 2006). Liabilities for losses and loss adjustment expenses include an amount we determine from loss reports and individual cases and an amount, based on recommendations from an independent actuary that is a member of the American Academy of Actuaries using a frequency and severity method, for losses incurred but not reported. Determining the liability for unpaid losses and loss adjustment expense is based upon estimates.

Through a wholly-owned subsidiary, we reinsure policies against claims for losses to goods stored by tenants in our self-storage facilities. For our U.S. operations, we have third-party insurance coverage for losses from any individual event that exceeds a loss of $1,500,000, to a maximum of $9,000,000. Estimated uninsured losses are accrued and expensed as ancillary costs of operations.

While we believe that the amount of estimated accrued liabilities with respect to tenant claims, property, casualty, workers compensation, and employee healthcare are adequate, the ultimate losses that are actually paid may be different than what we have accrued. The methods for making such estimates and for establishing the resulting liabilities are regularly reviewed.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and identifiable intangible assets acquired in business combinations. Each business combination from which our goodwill arose was for the acquisition of single businesses and accordingly, the allocation of our goodwill to our business segments (principally Domestic Self-Storage) is based directly on such acquisitions. Our goodwill has an indeterminate life in accordance with the provisions of Statement of Financial Accounting Standards No. 142 ("SFAS 142"). Our goodwill balance of $174,634,000 is reported net of accumulated amortization of $85,085,000 as of December 31, 2007 and 2006 in our accompanying consolidated balance sheets.

Other Intangible Assets

As a result of the Shurgard Merger (Note 3), we acquired finite-lived intangible assets comprised primarily of tenant intangibles representing the value of the tenants in place at the date of the merger valued at $565,341,000 and the "Shurgard" trade name, which we continue to use in Europe, valued at $18,824,000. During 2007, intangible assets were increased by approximately $8,803,000 due to the impact of changes in foreign currency exchange rates and the acquisition of tenant intangibles in connection with the acquisition of additional self-storage facilities. In May 2007, our intangible assets decreased by $1,816,000 in connection with the deconsolidation of our investment in certain limited partnerships as noted above.

The tenant intangible assets are amortized relative to the expected benefit of the tenants in place to each period and relative to the benefit of the below-market leases. The Shurgard trade name has an indefinite life and, accordingly, we do not amortize this asset but instead analyze it on an annual basis for impairment.

Amortization expense of $247,844,000 and $175,944,000 was recorded for our finite-lived intangible assets for the years ended December 31, 2007 and 2006, respectively. The estimated annual amortization expense for our finite-lived intangible assets is as follows:

2008	$ 74,387,000
2009	24,539,000
2010	15,100,000
2011	11,780,000
2012	7,572,000
2013 and beyond	21,543,000

Our finite-lived intangible assets are reported net of accumulated amortization of $423,788,000 as of December 31, 2007 ($175,944,000 as of December 31, 2006).

Revenue and Expense Recognition

Rental income, which is generally earned pursuant to month-to-month leases for storage space, is recognized as earned. Promotional discounts are recognized as a reduction to rental income over the promotional period, which is generally during the first month of occupancy. Late charges and administrative fees are recognized as income when collected. Tenant reinsurance premiums are recognized as premium revenue when earned. Revenues from merchandise sales and truck rentals are recognized when earned. Interest income is recognized as earned. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the Unconsolidated Entities.

We accrue for property tax expense based upon estimates and historical trends. If these estimates are incorrect, the timing and amount of expense recognition could be affected. Cost of operations, general and administrative expense, interest expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred.

During the second quarter of 2007, a share offering of Shurgard Europe, our European operations, was initiated to be listed on Eurolist of Euronext™ Brussels. Due to adverse market conditions, this offering was withdrawn on June 21, 2007. There is no estimate as to when or if a future offering may occur. We incurred $9.6 million in expenses related to the proposed offering of shares which is included in general and administrative expense for the year ended December 31, 2007.

Foreign Exchange Translation

The local currency is the functional currency for our European subsidiaries. Assets and liabilities (other than for intercompany balances, which are discussed below) are translated at end-of-period exchange rates while revenues and expenses are translated at the average exchange rates in effect during the period. The Euro was translated at an end-of-period exchange rate of approximately 1.472 in U.S. dollars per Euro at December 31, 2007 (1.319 at December 31, 2006). Equity is translated at historical rates and the resulting cumulative translation adjustments, to the extent not included in net income, are included as a component of accumulated other comprehensive income (loss) until the translation adjustments are realized. Included in other accumulated comprehensive income was a cumulative foreign currency translation adjustment gain of $50,065,000 at December 31, 2007 ($19,329,000 at December 31, 2006).

Intercompany loans among our European subsidiaries and our domestic subsidiaries totaled $555,879,000 and $521,072,000 at December 31, 2007 and 2006, respectively, and are eliminated in consolidation. When such loans, which are denominated in Euros, are expected to be settled and remitted to our domestic subsidiaries in the form of U.S. Dollars in the near term (generally, within one to two years), as is the case with these loans, we recognize foreign exchange rate gains or losses as a result of changes in exchange rates between the Euro and the U.S. Dollar during the period. During 2007 and 2006, these loans increased due to recognized foreign currency gains totaling $57,593,000 and $336,000, respectively, and during 2007 these loans declined $22,786,000 due to repayments.

Other Comprehensive Income

Total comprehensive income reflects our net income, adjusted for any portion of currency translation adjustments related to our European subsidiaries which are not already reflected into current net income. Other comprehensive income aggregated $30,736,000 and $19,329,000 for the years ended December 31, 2007 and 2006, respectively, which is reflected as an addition to shareholders' equity.

Our total comprehensive income is as follows:

	For the Year Ended December 31,		
	2007	2006	2005
	(Amounts in thousands)		
Net income	$ 457,535	$ 314,026	$ 456,393
Other comprehensive income:			
Aggregate foreign currency translation adjustments	88,329	19,665	-
Less: foreign currency translation adjustments reflected in net income	(57,593)	(336)	-
Other comprehensive income for the year	30,736	19,329	-
Total comprehensive income	$ 488,271	$ 333,355	$ 456,393

Accounting for Casualty Losses

Our policy is to record casualty losses or gains in the period the casualty occurs equal to the differential between (a) the book value of assets destroyed and (b) insurance proceeds, if any, that we expect to receive in accordance with our insurance contracts. Potential insurance proceeds that are subject to uncertainties, such as interpretation of deductible provisions of the governing agreements or the estimation of costs of restoration, are treated as contingent proceeds in accordance with Statement of Financial Accounting Standards No. 5 ("SFAS 5"), and not recorded until the uncertainties are satisfied. During 2007, we recorded a casualty gain totaling $2,665,000, representing the realization of such contingent proceeds relating to hurricanes which occurred in 2005.

Derivative Financial Instruments

We have certain derivative financial instruments held by our two joint venture partnerships in Europe, including interest rate caps, interest rate swaps, cross-currency swaps and foreign currency forward contracts. These derivatives were entered into by the joint venture partnerships in order to mitigate currency and exchange rate fluctuation risk in connection with borrowings, and are not for speculative or trading purposes.

In accordance with the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities* ("SFAS 133"), derivative financial instruments are measured at fair value and recognized on the balance sheet as assets or liabilities.

For all periods presented, none of the derivatives were considered effective hedges because at the time of the Shurgard Merger, we believed it was not highly likely that the debt and the related derivative instruments would remain outstanding for their entire contractual period. Accordingly, all changes in the fair values of the derivatives are reflected in earnings, along with the related cash flows from these instruments, under "Income from derivatives, net" on our consolidated statements of income.

Environmental Costs

Our policy is to accrue environmental assessments and estimated remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

Discontinued Operations

We segregate all of our disposed components that have operations that can be distinguished from the rest of the Company and will be eliminated from the ongoing operations of the Company in a disposal transaction. Discontinued operations principally consists of the historical operations related to facilities that were closed and are no longer in operation and facilities that have been disposed of either through condemnation by a local governmental agency or sale. The following table summarizes the historical operations with respect to these facilities:

	For the Year Ended December 31,		
	2007	2006	2005
	(Amounts in thousands)		
Rental income	$ 1,599	$ 1,332	$ 1,679
Cost of operations	(4,221)	(2,341)	(787)
Depreciation expense	(484)	(650)	(332)
Asset impairment charges	(918)	(996)	-
Lease termination costs	(304)	-	-
Net gain on dispositions	4,336	2,370	6,323
Total discontinued operations	$ 8	$ (285)	$ 6,883

Net Income per Common Share

In computing net income allocated to our common shareholders, we first allocate net income to our preferred shareholders ($236,757,000, $214,218,000 and $173,017,000 for the years ended December 31, 2007, 2006 and 2005, respectively) to arrive at net income allocable to our common shareholders.

In addition, when we call any of our Cumulative Preferred Shares for redemption, we record an additional allocation of income to our preferred shareholders equal to the excess of a) the cash required to redeem the securities over b) the net proceeds from the original issuance of the securities. Such allocations totaled $31,493,000 and $7,538,000 in 2006 and 2005, respectively, (none in 2007).

The remaining net income is allocated among our regular common shares and our Equity Shares, Series A using the two-class method which allocates income based upon the dividends declared (or accumulated) for each security in the period, combined with each security's rights to earnings (or losses) that were not distributed to shareholders. Under this method, the Equity Shares, Series A, were allocated net income of $21,424,000, $21,424,000 and $21,443,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Net income of $199,354,000, $46,891,000 and $254,395,000 for the years ended December 31, 2007, 2006 and 2005, respectively, was allocated to the regular common shareholders.

Basic net income per share is computed using the weighted average common shares outstanding (prior to the dilutive impact of stock options and restricted share units outstanding). Diluted net income per common share is computed using the weighted average common shares outstanding (adjusted for the impact, if dilutive, of stock options and restricted share units outstanding). Weighted average common shares excludes shares owned by the Consolidated Entities as described in Note 10 for all periods presented, as these common shares are eliminated in consolidation.

3. Shurgard Merger

On August 22, 2006, the Company merged with Shurgard, a REIT which had interests in 487 self-storage facilities in the U.S. and 160 self-storage facilities in Europe.

Shurgard shareholders received 0.82 of our common shares for each share of Shurgard common stock they owned. Total consideration for the merger approximated $5,323,956,000, comprised of (i) the issuance of 38,913,187 common shares of Public Storage (valued at approximately $3,116,850,000 based upon the average of Public Storage's share closing price for five days before, the day of and five days after the acquisition announcement date of March 7, 2006), (ii) the assumption of Shurgard's domestic and European notes payable and capital leases with a fair value of approximately $1,396,777,000 of which $67,275,000 was repaid following the merger, (iii) the assumption of Shurgard's line of credit totaling $603,772,000, which was repaid following the merger, (iv) the issuance of vested common stock options in exchange for Shurgard stock options, with an estimated intrinsic value of approximately $69,296,000, and (v) $137,261,000 in cash, comprised of $137,916,000 to redeem Shurgard's outstanding preferred stock at liquidation value, approximately $47,524,000 in direct costs of the merger, less $48,179,000 in cash held by Shurgard at the date of the merger.

We have allocated this aggregate purchase price to the tangible and intangible net assets, as follows (amounts in thousands):

Operating real estate facilities	$ 4,887,507
Construction in process	91,000
Intangible assets (Note 2)	584,165
Other assets	95,899
Accrued and other liabilities	(190,419)
Minority interest	(144,196)
Total allocated Purchase Price to net assets acquired	$ 5,323,956

As described more fully in Note 2, intangible assets consist of the estimated value of the existing tenants in place at the date of the merger, the estimated value of the land leases acquired, and the estimated value of the "Shurgard Storage Centers" trade name, which we are continuing to use in Europe.

The results of operations of the facilities acquired in the Shurgard Merger have been included in our consolidated financial statements since the merger date of August 22, 2006. The unaudited pro forma data presented below assumes that the merger occurred as of the beginning of the respective periods, and includes pro forma adjustments to (i) increase depreciation expense to reflect our book basis for the buildings acquired, (ii) increase amortization expense to reflect the intangible assets acquired in the merger, (iii) decrease interest income and increase income allocated to preferred shareholders to reflect the financing of the merger with cash on hand and the proceeds from preferred stock, and (iv) decrease the historical general and administrative expense of Shurgard that is expected to be eliminated as a result of the merger. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the merger been consummated at the beginning of the periods presented.

	For the Year ended December 31, 2006	2005
	(Amounts in thousands, except per share data) (Unaudited)	
Revenues	$1,704,757	$1,539,087
Net income	$ 200,321	$ 103,958
Loss per common share:		
Basic	$ (0.40)	$ (0.80)
Diluted	$ (0.40)	$ (0.80)

4. Real Estate Facilities

Activity in real estate facilities during 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	(Amounts in thousands)		
Operating facilities, at cost:			
Beginning balance	$ 11,261,865	$ 5,930,484	$ 5,510,750
Capital improvements	69,102	79,326	25,890
Acquisition of real estate facilities from third parties	71,258	103,544	254,549
Newly developed facilities opened for operations	156,751	161,131	86,888
Newly consolidated facilities (Note 5)	14,604	22,459	-
Acquired in the Shurgard Merger (Note 3)	-	4,887,507	-
Deconsolidation of Entities (Note 2)	(42,473)	-	-
Disposition of real estate facilities	(4,202)	(5,860)	(8,582)
Casualty loss (Note 2)	-	-	(8,953)
Abandoned facility	-	(1,545)	-
Acquisition of minority interests (Note 10)	-	50,123	69,942
Impact of foreign exchange rate changes	131,902	34,696	-
Ending balance	11,658,807	11,261,865	5,930,484
Accumulated depreciation:			
Beginning balance	(1,754,362)	(1,500,128)	(1,320,200)
Depreciation expense	(371,665)	(255,615)	(186,048)
Reduction due to disposition of real estate facilities	1,184	832	3,154
Deconsolidation of Entities (Note 2)	1,064	-	-
Abandoned facility	-	549	-
Casualty loss (Note 2)	-	-	2,966
Impact of foreign exchange rate changes	(4,446)	-	-
Ending balance	(2,128,225)	(1,754,362)	(1,500,128)
Construction in process:			
Beginning balance	90,038	54,472	56,160
Current development	124,534	119,648	86,248
Newly developed facilities opened for operations	(156,751)	(161,131)	(86,888)
Acquired in the merger with Shurgard (Note 3)	-	91,000	-
Write off of development costs	(2,120)	(10,354)	-
Dispositions during the year	-	(4,970)	(1,048)
Impact of foreign exchange rate changes	4,623	1,373	-
Ending balance	60,324	90,038	54,472
Total real estate facilities	$ 9,590,906	$ 9,597,541	$ 4,484,828

During 2007, we completed three development and 14 expansion projects in the U.S. which in aggregate added approximately 670,000 net rentable square feet of self-storage space at a total cost of $66,676,000 (960,000 net rentable square feet at a total cost of $115,046,000 in 2006 and 1,472,000 net rentable square feet at a total cost of $86,888,000 in 2005). Also in 2007, we completed nine development projects in Europe which in aggregate added approximately 479,000 net rentable square feet of self-storage space at a total cost of $90,075,000 (306,000 net rentable square feet at a total cost of $46,085,000 in 2006). During 2007, we acquired seven self-storage facilities (511,000 net rentable square feet) in the U.S. from third parties for an aggregate cost of $72,787,000, in cash; $71,258,000 was allocated to real estate facilities and $1,529,000 was allocated to intangibles, based upon the estimated relative fair values of the land, buildings and intangibles.

Excluding self-storage facilities acquired in the Shurgard Merger (see Note 3), during 2006, we acquired 12 self-storage facilities (877,000 net rentable square feet) from third parties at an aggregate cost of $103,544,000, consisting of $98,954,000 in cash and assumed mortgage debt totaling $4,590,000. In 2005, we acquired from third parties 32 self-storage facilities (2,390,000 net rentable square feet) at an aggregate cost of $254,549,000 in cash.

Construction in process at December 31, 2007 includes the development costs relating to 29 projects in the U.S. (1,218,000 net rentable square feet), consisting of newly developed self-storage facilities, conversion of space at facilities that was previously used for containerized storage and expansions to existing self-storage facilities, with costs incurred of $28,374,000 at December 31, 2007 and total estimated costs to complete of $98,763,000 (unaudited). In addition, we have 14 projects to develop new self-storage facilities in Europe (737,000 aggregate net rentable square feet), with costs incurred at December 31, 2007 of $31,950,000 and total estimated costs to complete of $91,931,000 (unaudited).

From time to time, our facilities are subject to condemnation proceeds, resulting in disposal of a portion or, in some cases, the entire facility. In addition, we dispose of unused parcels of land in certain cases. When an entire real estate facility is disposed of (one facility in 2007, two facilities in 2006 and one facility in 2005), the operating results of these disposed facilities, including the gain on sale are classified in discontinued operations on our consolidated statements of income for all periods presented. During 2007, 2006, and 2005, we received net proceeds from such disposal transactions totaling $8,708,000, $14,545,000, and $14,755,000, respectively. Aggregate gains on sale included on our accompanying consolidated statements of income were $5,690,000, $4,547,000, and $8,279,000 in 2007, 2006, and 2005, respectively, of which $4,336,000, $2,370,000, and $6,323,000 in such gains were included in discontinued operations.

In 2005, we recorded casualty losses of $1,917,000 as a result of damage to our facilities from hurricanes. These casualty losses were comprised of the book value of assets damaged of $5,987,000 less insurance proceeds of approximately $4,070,000. One of these facilities damaged by the aforementioned hurricanes was abandoned in 2006, because it was deemed economically impractical to rebuild. Because the book value is no longer recoverable, we recorded an impairment charge of $996,000 in the year ended December 31, 2006, representing the remaining book value of the facility. This impairment charge, along with the historical operations of this facility, is included in discontinued operations.

We capitalize interest incurred on debt during the course of construction of our self-storage facilities. Interest capitalized for the years ended December 31, 2007, 2006 and 2005 was $4,746,000, $2,716,000 and $2,820,000, respectively.

At December 31, 2007, the adjusted basis of real estate facilities for federal tax purposes was approximately $9.4 billion (unaudited).

5. Investments in Real Estate Entities

Interests in entities for periods that they are either VIE's that we are not the primary beneficiary of, or other non-VIE entities that we do not have a controlling financial interest in, are accounted for using the equity method of accounting.

During 2007, 2006, and 2005, we recognized earnings from our investments in real estate entities of $12,738,000, $11,895,000, and $24,883,000, respectively, and received cash distributions totaling $23,606,000, $17,699,000, and $23,112,000, respectively. In addition, during 2005, we received a distribution from affiliated entities of 635,885 of our common shares and 31,909 depositary shares of our Equity Shares, Series A, with an aggregate book value of $14,520,000.

In May 2007, we discontinued consolidating certain limited partnerships and began to account for our investments in these entities using the equity method (Note 2). As a result, investments in real estate entities increased by $23,079,000, representing the aggregate book value of our investment in these limited partnerships.

In November 2007, we acquired the remaining interests we did not own in certain limited partnerships owning five of these facilities (269,000 net rentable square feet) for $1,200,000 in cash. These entities were previously accounted for using the equity method of accounting, however, with the acquisition of the remaining interests in these limited partnerships we began consolidating the accounts of these entities which resulted in a decrease in investment in real estate entities of $7,373,000, and adjustments to the following balance sheet accounts (amounts in thousands):

	Total
Real estate facilities, net	$ 14,604
Intangible assets	1,048
Notes payable	(6,681)

The following table sets forth our investments in the real estate entities at December 31, 2007 and 2006, and our equity in earnings of real estate entities for each of the three years ended December 31, 2007 (amounts in thousands):

	Investments in Real Estate Entities at December 31,		Equity in Earnings of Real Estate Entities for the Year Ended December 31,		
	2007	2006	2007	2006	2005
PSB	$ 273,717	$ 283,700	$ 10,502	$ 9,764	$ 18,757
Other investments	33,026	18,205	2,236	2,131	6,126
Total	$ 306,743	$ 301,905	$ 12,738	$ 11,895	$ 24,883

Investment in PS Business Parks, Inc.

PS Business Parks, Inc. is a REIT traded on the American Stock Exchange, which controls an operating partnership (collectively, the REIT and the operating partnership are referred to as "PSB"). We have a 45% common equity interest in PSB as of December 31, 2007. This common equity interest is comprised of our ownership of 5,418,273 shares of PSB's common stock and 7,305,355 limited partnership units in the operating partnership throughout 2007, 2006 and 2005. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon the closing price at December 31, 2007 ($52.55 per share of PSB common stock), the shares and units had a market value of approximately $668.6 million as compared to a book value of $273.7 million.

At December 31, 2007, PSB owned and operated approximately 19.6 million net rentable square feet of commercial space. In addition, PSB manages commercial space owned by the Company and the Consolidated Entities pursuant to property management agreements.

The following table sets forth selected financial information of PSB; the amounts represent 100% of PSB's balances and not our pro-rata share.

	2007	2006	2005
	(Amounts in thousands)		
For the year ended December 31,			
Total operating revenue	$ 271,499	$ 242,839	$ 220,183
Costs of operations and other operating expenses	(92,277)	(81,717)	(71,627)
Other income and expense, net	974	4,299	3,558
Depreciation and amortization	(98,521)	(86,216)	(76,178)
Discontinued operations	-	1,643	15,620
Minority interest	(13,009)	(16,268)	(16,262)
Net income	$ 68,666	$ 64,580	$ 75,294

	2007	2006
	(Amounts in thousands)	
At December 31,		
Total assets (primarily real estate)	$ 1,516,283	$ 1,463,599
Total debt	60,725	67,048
Other liabilities	50,758	43,129
Preferred equity and preferred minority interests	811,000	705,250
Common equity and common minority interests	593,800	648,172

Other Investments

At December 31, 2007, other investments include an aggregate common equity ownership of approximately 28% in a) 5 entities that own an aggregate of 22 self-storage facilities that we held on a consistent basis for each of the years ended December 31, 2007 and 2006, respectively, and b) entities owning six self-storage facilities, which we deconsolidated effective May 24, 2007, as described in Note 2.

The following table sets forth certain condensed financial information (representing 100% of these entities' balances and not our pro-rata share) with respect to these other investments:

	2007	2006	2005
	(Amounts in thousands)		
For the year ended December 31,			
Total revenue	$ 21,601	$ 18,707	$ 16,563
Cost of operations and other expenses	(8,933)	(7,395)	(6,390)
Depreciation and amortization	(3,883)	(3,235)	(2,039)
Net income	$ 8,785	$ 8,077	$ 8,134

	2007	2006
	(Amounts in thousands)	
At December 31,		
Total assets (primarily storage facilities).	$ 75,903	$ 77,809
Total debt	12,409	12,735
Other liabilities	774	1,395
Total Partners' equity	62,720	63,679

6. Bank Credit Facilities

On March 27, 2007, we entered into a five-year revolving credit agreement (the "Credit Agreement") with an aggregate limit with respect to borrowings and letters of credit of $300 million. Amounts drawn on the Credit Agreement bear an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.35% to LIBOR plus 1.00% depending on our credit ratings (LIBOR plus 0.35% at December 31, 2007). In addition, we are required to pay a quarterly facility fee ranging from 0.10% per annum to 0.25% per annum depending on our credit ratings (0.10% per annum at December 31, 2007). We had no outstanding borrowings on our Credit Agreement at December 31, 2007 or at February 28, 2008.

The Credit Agreement includes various covenants, the more significant of which require us to (i) maintain a leverage ratio (as defined therein) of less than 0.55 to 1.00, (ii) maintain certain fixed charge and interest coverage ratios (as defined therein) of not less than 1.5 to 1.0 and 1.75 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined therein). We were in compliance with all covenants of the Credit Agreement at December 31, 2007.

At December 31, 2007, we had undrawn standby letters of credit, which reduce our borrowing capability with respect to our line of credit by the amount of the letters of credit, totaling $20,408,000 ($21,068,000 at December 31, 2006). The beneficiaries of these standby letters of credit were primarily certain insurance companies associated with our captive insurance and tenant re-insurance activities.

On December 27, 2006, we entered into a $300 million unsecured short-term credit agreement (the "Bridge Loan") with a commercial bank that matured April 1, 2007. At December 31, 2006, our outstanding borrowings under this facility totaled $300 million. On January 10, 2007, borrowings under this facility were repaid in full and the Bridge Loan terminated.

7. Notes Payable

The carrying amount of our notes payable at December 31, 2007 and 2006 consist of the following (dollar amounts in thousands):

	December 31, 2007		December 31, 2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Domestic Unsecured Notes Payable:				
5.875% effective and stated note rate, interest only and payable semi-annually, matures in March 2013	$ 200,000	$ 199,435	$ 200,000	$ 205,999
5.73% effective rate, 7.75% stated note rate, interest only and payable semi-annually, matures in February 2011 (carrying amount includes $10,905 of unamortized premium at December 31, 2007)	210,905	216,700	214,033	221,244
6.53% effective rate, 7.625% stated note rate which matured April 2007	-	-	50,119	50,119
7.66% senior unsecured note which matured January 2007	-	-	11,200	11,200
Domestic Mortgage Notes:				
5.59% average effective rate fixed rate mortgage notes payable, secured by 57 real estate facilities with a net book value of $422,607 at December 31, 2007 and stated note rates between 4.95% and 7.76%, due between January 2008 and August 2015 (carrying amount includes $3,278 of unamortized premium at December 31, 2007)	150,288	156,120	166,737	164,953
Variable rate mortgage notes payable	-	-	8,428	8,428
5.29% average effective rate fixed rate mortgage notes payable, secured by 31 real estate facilities with a net book value of $178,591 at December 31, 2007, stated note rates between 5.40% and 8.75%, principal and interest payable monthly, due at varying dates between October 2009 and September 2028 (carrying amount includes $3,541 of unamortized premium at December 31, 2007)	86,609	88,601	91,489	89,049
European Secured Notes Payable:				
€325 million notes payable due originally in 2011, but prepaid in January 2007	-	-	428,760	428,760
First Shurgard credit agreement, due in 2008, secured by 38 real estate facilities with a net book value of $285,757 at December 31, 2007 (interest rate of EURIBOR + 2.25%, 6.139% average for the year ended December 31, 2007, 5.976% rate at December 31, 2007 which approximate market rates)	189,064	189,064	172,832	172,832
Second Shurgard credit agreement, due in 2009, secured by 30 real estate facilities with a net book value of $253,134 at December 31, 2007 (interest rate of EURIBOR + 2.25%, 6.268% average for the year ended December 31, 2007, 6.769% rate at December 31, 2007 which approximate market rates)	187,665	187,665	116,086	116,086
Liability under Capital Leases	7,316	7,316	6,600	6,600
Total notes payable	$1,031,847	$ 1,044,901	$ 1,466,284	$1,475,270

The 5.875% and 5.73% effective rate domestic unsecured notes payable were recorded at their estimated fair value upon assumption based upon estimated market rates for debt with similar terms and ratings. The initial premium of $15,692,000, representing the difference between the stated note rate and fair value on August 23, 2006, is being amortized over the remaining term of the notes using the effective interest method.

The domestic unsecured notes payable have various restrictive covenants, the more significant of which require us to (i) maintain a ratio of debt to total assets (as defined therein) of less than 0.60 to 1.00, (ii) maintain a ratio of secured debt to total assets (as defined therein) of less than 0.40 to 1.00, (iii) maintain a debt service coverage ratio (as defined therein) of greater than 1.50 to 1.00, and (iv) maintain a ratio of unencumbered assets to unsecured debt (as defined therein) of greater than 150%, all of which have been met at December 31, 2007.

The 5.59% average effective rate fixed rate domestic mortgage notes were recorded at their estimated fair value based upon the estimated market rate upon assumption of approximately 5.59%, an aggregate of approximately $184,592,000 as compared to the actual assumed balances of an aggregate of $179,827,000. This initial premium of $4,765,000, representing the difference between the stated note rate and fair value on August 23, 2006, is being amortized over the remaining term of the mortgage notes using the effective interest method. These mortgage notes require interest and principal payments to be paid monthly and have various restrictive covenants, all of which we believe have been met at December 31, 2007.

On January 2, 2007, we repaid the €325 million collateralized European notes that were otherwise payable in 2011. We also terminated the related European currency and interest rate hedges.

First Shurgard and Second Shurgard, joint venture partnerships in which we have a 20% interest, (see Note 10) have senior credit agreements denominated in Euros to borrow, in aggregate, up to €271.6 million ($399.8 million as of December 31, 2007). As of December 31, 2007, the available amounts under those credit facilities were, in the aggregate, €12.5 million ($18.4 million). These credit facilities were put into place to fund development costs of various self-storage projects. Our draws under the First Shurgard and Second Shurgard credit facilities can be limited if the completion of projects is not timely and if we have certain cost overruns. The credit facilities also require us to maintain a maximum loan to value of the collateral ratio and a minimum debt service ratio. As of December 31, 2007, we were in compliance with these financial covenants. In February 2008, we requested a one year extension on the First Shurgard credit agreement through May 26, 2009. Assuming we have met our loan covenants, which we believe we have met, the lender is required to grant our request. Concurrent with the completion of the proposed transaction for a prospective investor to acquire a 51% ownership interest in Shurgard Europe, we will seek to obtain a waiver from the lenders of the Second Shurgard credit facility for the change in control acceleration clause contained in the credit facility. See Note 19 for further information regarding the proposed transaction involving Shurgard Europe.

At December 31, 2007, approximate principal maturities of our notes payable are as follows (amounts in thousands):

	Domestic Unsecured Notes Payable	Domestic Mortgage Notes Payable	European Notes Payable	Liabilities under Capital Leases	Total
2008	$ 3,512	$ 23,509	$ 189,064	$ 115	$ 216,200
2009	3,720	8,788	187,665 (a)	127	200,300
2010	3,939	10,669	-	88	14,696
2011	199,734	27,445	-	804	227,983
2012	-	55,195	-	44	55,239
Thereafter	200,000	111,291	-	6,138	317,429
	$ 410,905	$ 236,897	$ 376,729	$ 7,316	$ 1,031,847
Weighted average effective rate	5.8%	5.5%	6.2%	9.9%	5.9%

(a) Approximately $189.1 million in debt owed by First Shurgard was originally scheduled to mature in May 2008. However, in February 2008, under the terms of the related credit agreement we have requested a one-year extension of the loan until May 2009. Assuming we have met our loan covenants, which we believe we have met, the lender is contractually obligated to grant our request.

We incurred interest expense with respect to our notes payable, capital leases, debt to joint venture partner and line of credit aggregating $68,417,000, $35,778,000 and $11,036,000 for the years ended December 31, 2007, 2006 and 2005, respectively. These amounts were comprised of $73,278,000, $38,887,000 and $12,062,000 in cash for the years December 31, 2007, 2006 and 2005, respectively, less $4,861,000, $3,109,000 and $1,026,000 in amortization of premium net of increase in Debt to Joint Venture Partner described in Note 8, respectively.

The net book value of the properties under capital leases was $34,153,000 as of December 31, 2007, which is net of accumulated depreciation of $1,711,000.

8. Debt to Joint Venture Partner

On December 31, 2004, we sold seven self-storage facilities to an unconsolidated affiliated joint venture for $22,993,000. On January 14, 2005, we sold an 86.7% interest in three additional self-storage facilities to the joint venture for an aggregate amount of $27,424,000. Our partner's combined equity contribution with respect to these transactions was $35,292,000. Due to our continuing interest in these facilities and the likelihood that we will exercise our option to acquire our partner's interest, we have accounted for our partner's investment in these facilities as, in substance, debt financing. Accordingly, our partner's investment with respect to these facilities is accounted for as a liability on our accompanying consolidated balance sheets. Our partner's share of operations with respect to these facilities has been accounted for as interest expense on our accompanying consolidated statements of income.

The outstanding balances of $38,081,000 and $37,258,000 due the joint venture partner as of December 31, 2007 and 2006, respectively, approximate the fair value of our partner's interest in these facilities as of each respective date. On a quarterly basis, we review the fair value of this liability, and to the extent fair value exceeds the carrying value of the liability we will record adjustments to increase the liability to fair value, and to increase other assets, with the other assets amortized over the remaining period term of the joint venture. We increased the note balance by $640,000 during 2007 and $1,386,000 during 2006 as a result of our periodic review of fair value.

A total of $3,183,000, $3,066,000 and $2,939,000 was recorded as interest expense on our consolidated statements of income with respect to our Debt to Joint Venture Partner during the years ended December 31, 2007, 2006 and 2005, respectively, representing our partner's pro rata share of net earnings with respect to the properties we sold to the Acquisition Joint Venture (an 8.5% return on their investment). This interest expense was comprised of a total of $3,000,000, $2,890,000 and $2,534,000 paid to our joint venture partner (an 8.0% return payable currently in accordance with the partnership agreement) during the years ended December 31, 2007, 2006 and 2005, respectively, and increases in the Debt to Joint Venture Partner of $183,000, $176,000 and $405,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

We expect that this debt will be repaid during 2008, assuming that we exercise our option to acquire our partner's interest in the Acquisition Joint Venture.

9. Derivative Financial Instruments

As described in Note 2, under Derivative Financial Instruments, we report derivative financial instruments at fair value on our consolidated balance sheet and changes in fair values for the years ended December 31, 2007 and 2006, have been recognized in earnings. The respective balances of these financial instruments are included in other assets and accrued and other liabilities as follows:

	December 31, 2007	December 31, 2006
	(Amounts in thousands)	
Assets:		
Interest rate contracts	$ 5,015	$ 11,810
Liabilities:		
Interest rate contracts	$ -	$ (4,162)
Foreign currency exchange contracts	(308)	(7,837)
	$ (308)	$ (11,999)

For the year ended December 31, 2007, net income from derivatives of $851,000 ($3,926,000 in 2006) was comprised of a change in value of the related instruments resulting in a gain of $874,000 ($5,840,000 in 2006), offset by $23,000 ($1,914,000 in 2006) in net payments incurred during the period under the underlying instruments.

On January 2, 2007, in connection with our prepayment of the €325 million collateralized notes at our European operations, we terminated the related European currency and interest rate hedges.

10. Minority Interest

In consolidation, we classify ownership interests in the net assets of each of the Consolidated Entities, other than our own, as minority interest on the consolidated financial statements. Minority interest in income consists of the minority interests' share of the operating results of the Consolidated Entities.

Preferred Partnership Interests

The following table summarizes the preferred partnership units outstanding at December 31, 2007 and 2006:

			December 31, 2007		December 31, 2006	
Series	Earliest Redemption Date or Dates Redeemed	Distribution Rate	Units Outstanding	Carrying Amount	Units Outstanding	Carrying Amount
				(Amounts in thousands)		
Series NN	March 17, 2010	6.400%	8,000	$ 200,000	8,000	$ 200,000
Series Z	October 12, 2009	6.250%	1,000	25,000	1,000	25,000
Series J	May 9, 2011	7.250%	4,000	100,000	4,000	100,000
Total			13,000	$ 325,000	13,000	$ 325,000

Income allocated to the preferred minority interests totaled $21,612,000, $19,055,000 and $16,147,000 for the years ended December 31, 2007, 2006 and 2005, respectively, comprised of distributions paid. In 2005, income allocated to the preferred minority interests was increased by $874,000 due to the application of Emerging Issues Task Force Topic D-42 ("EITF D42"), "The Effect on the Calculation of Earnings per Share for the Redemption or the Induced Conversion of Preferred Stock." EITF D-42 provides, among other things, that any excess of the fair value of the consideration transferred to the holders of preferred stock redeemed over the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common stockholders in the calculation of earnings per share.

On May 9, 2006, one of the Consolidated Entities issued 4,000,000 units of our 7.25% Series J Preferred Partnership Units for cash proceeds of $100,000,000.

Subject to certain conditions, the Series NN preferred units are convertible into our 6.40% Series NN Cumulative Preferred Shares of beneficial interest, the Series Z preferred units are convertible into our 6.25% Series Z Cumulative Preferred Shares of beneficial interest and the Series J preferred units are convertible into our 7.25% Series J Cumulative Preferred Shares of beneficial interest. The holders of the Series Z preferred partnership units have a one-time option exercisable five years from issuance (October 12, 2009), to require us to redeem their units for $25,000,000 in cash, plus any unpaid distribution.

Other Partnership Interests

Income is allocated to the minority interests based upon their pro rata interest in the operating results of the Consolidated Entities. The following tables set forth the minority interests at December 31, 2007 and 2006 as well as the income allocated to minority interests for the years ended December 31, 2007 and 2006 with respect to the other partnership interests:

	Minority interest at		Minority interest in income for the year ended		
Description of Minority Interest	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006	December 31, 2005
			(Amounts in thousands)		
European joint ventures	$ 140,385	$ 140,034	$ (9,389)	$ (3,631)	$ -
European investors	3,520	-	(196)	-	-
Convertible Partnership Units	5,516	5,710	270	151	469
Other consolidated partnerships	32,267	35,286	17,246	16,308	15,161
Total other partnership interests	$ 181,688	$ 181,030	$ 7,931	$ 12,828	$ 15,630

Distributions paid to minority interests for the years ended December 31, 2007, 2006 and 2005 were $20,047,000, $16,300,000 and $18,177,000, respectively. Minority interests increased $9,740,000 and $3,905,000 as a result of the impact of foreign currency translation in the years ended December 31, 2007 and 2006, respectively.

European Joint Ventures

Through the Shurgard Merger, we acquired an interest in two joint venture entities: First Shurgard SPRL ("First Shurgard") formed in January 2003 and Second Shurgard SPRL ("Second Shurgard") formed in May 2004. Those joint ventures were expected to develop or acquire up to approximately 75 storage facilities in Europe. Through a wholly-owned subsidiary, we have a 20% interest in each of these ventures. We have determined that First Shurgard and Second Shurgard are each VIEs, and that we are the primary beneficiary. Accordingly, First Shurgard and Second Shurgard have been consolidated in our consolidated financial statements. At December 31, 2007, First Shurgard and Second Shurgard had aggregate total assets of $581.4 million ($501.0 million at December 31, 2006), total liabilities of $406.4 million ($320.9 million at December 31, 2006), and credit facilities collateralized by assets with a net book value of $538.9 million. At December 31, 2007, First Shurgard's and Second Shurgard's creditors had no recourse to the general credit of Public Storage or Shurgard Europe other than certain loan commitments. At December 31, 2007, Public Storage could subscribe to up to €7.5 million ($11.0 million) in preferred bonds in order for First Shurgard to fulfill its obligations under its senior credit agreement. We have an option to put 80% of the bonds issued by First Shurgard to Crescent Euro Self Storage Investments, Shurgard Europe's partner in the joint venture.

On September 5, 2006, we informed the joint venture partners of First Shurgard and Second Shurgard of our intention to purchase their interests in First Shurgard and Second Shurgard, pursuant to an "exit procedure" that we believe is provided for in the respective agreements. The exit procedure can, in certain circumstances, result in a third party acquiring the facilities owned by First and Second Shurgard, including our interest in these facilities. Our joint venture partners currently contest whether we have the right to purchase their interests under this procedure. On January 17, 2007, we filed an arbitration action related to our intention to terminate the joint venture early. See Note 16 for further discussion of the arbitration proceedings.

European Investors

In the second quarter of 2007, one of our European subsidiaries sold limited liability partner interests ("LLP Interests") it held in Shurgard Self-Storage SCA ("Shurgard Europe"), also an indirect subsidiary of Public Storage, to various officers of the Company, other than our chief executive officer. The aggregate proceeds of the sale were $4,909,000. The sale price for the LLP Interests was the net asset value per LLP Interest using, among other items, information provided by an independent third party appraisal firm of the net asset value of Shurgard Europe as of March 31, 2007. The Company has a right, but not the obligation to repurchase the LLP Interests upon (1) upon a purchaser's termination of employment or (2) for any reason, on or after May 14, 2008. The repurchase price is set at the lesser of (1) the then net asset value per share or (2) the original purchase price with a 10% compounded annual return. In connection with the sale of these LLP Interests, we recorded a gain of $1,193,000 during 2007, representing the excess of the sales proceeds over the book value of the LLP Interests sold. The gain is reflected in gain on disposition of real estate investments on our accompanying consolidated statements of income. The investment of these various officers is included in minority interest – other partnership interests on our accompanying consolidated balance sheet at December 31, 2007 and their pro rata share of the earnings of Shurgard Europe are reflected in minority interest in income – other partnership interests on our accompanying consolidated statements of income for the year ended December 31, 2007.

Convertible Partnership Units

At December 31, 2007 and, 2006, one of the Consolidated Entities had approximately 231,978 convertible partnership units ("Convertible Units") outstanding representing a limited partnership interest in the entity. The Convertible Units are convertible on a one-for-one basis (subject to certain limitations) into common shares of the Company at the option of the unit-holder. Minority interest in income with respect to Convertible Units reflects the Convertible Units' share of our net income, with net income allocated to minority interests with respect to weighted average outstanding Convertible Units on a per unit basis equal to diluted earnings per common share.

Other Consolidated Partnerships

At December 31, 2007 and 2006, the other consolidated partnerships reflect common equity interests that we do not own in 33 entities (generally partnerships) that own in aggregate 177 self-storage facilities. The related partnership agreements have termination dates that cannot be unilaterally extended by the Company and, upon termination of each partnership, the net assets of these entities would be liquidated and paid to the minority interests and the Company based upon their relative ownership interests.

In May 2007 we discontinued consolidating certain of these partnerships due to our losing effective control of them. As a result, minority interest in income with respect to these partnerships ceased effective May 2007, and $682,000 in minority interest was eliminated.

In connection with the Shurgard Merger we obtained partial equity interests in certain joint ventures. Following the Shurgard Merger, in 2006 we acquired the minority interests in certain of these joint ventures, for an aggregate of approximately $62,300,000 in cash. As a result of these transactions, we obtained the remaining interest in a total of 68 self-storage facilities. This acquisition was recorded as a reduction in minority interest totaling $12,177,000, with the remainder allocated to real estate ($50,123,000).

Impact of SFAS No. 150

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 – "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). This statement prescribes reporting standards for financial instruments that have characteristics of both liabilities and equity. This standard generally indicates that certain financial instruments that give the issuer a choice of setting an obligation with a variable number of securities or settling an obligation with a transfer of assets, any mandatorily redeemable security, and certain put options and forward purchase contracts, should be classified as a liability on the balance sheet. With the exception of minority interests, described below, we implemented SFAS No. 150 on July 1, 2003, and the adoption had no impact on our financial statements.

The provisions of SFAS No. 150 indicate that the Other Minority Interests would have to be treated as a liability, because these partnerships have termination dates that cannot be unilaterally extended by us and, upon termination, the net assets of these entities would be liquidated and paid to the minority interest and us based upon relative ownership interests. However, on October 29, 2003, the FASB decided to defer indefinitely a portion of the implementation of SFAS No. 150, which thereby deferred our requirement to recognize these minority interest liabilities. We estimate that the fair value of the Other Partnership Interests is approximately $532 million at December 31, 2007 and 2006.

11. Shareholders' Equity

Cumulative Preferred Shares

At December 31, 2007 and 2006, we had the following series of Cumulative Preferred Shares of beneficial interest outstanding:

Series	Earliest Redemption Date	Dividend Rate	At December 31, 2007 Shares Outstanding	At December 31, 2007 Carrying Amount	At December 31, 2006 Shares Outstanding	At December 31, 2006 Carrying Amount
			(Dollar amounts in thousands)			
Series V	9/30/07	7.500%	6,900	$ 172,500	6,900	$ 172,500
Series W	10/6/08	6.500%	5,300	132,500	5,300	132,500
Series X	11/13/08	6.450%	4,800	120,000	4,800	120,000
Series Y	1/2/09	6.850%	1,600,000	40,000	1,600,000	40,000
Series Z	3/5/09	6.250%	4,500	112,500	4,500	112,500
Series A	3/31/09	6.125%	4,600	115,000	4,600	115,000
Series B	6/30/09	7.125%	4,350	108,750	4,350	108,750
Series C	9/13/09	6.600%	4,600	115,000	4,600	115,000
Series D	2/28/10	6.180%	5,400	135,000	5,400	135,000
Series E	4/27/10	6.750%	5,650	141,250	5,650	141,250
Series F	8/23/10	6.450%	10,000	250,000	10,000	250,000
Series G	12/12/10	7.000%	4,000	100,000	4,000	100,000
Series H	1/19/11	6.950%	4,200	105,000	4,200	105,000
Series I	5/3/11	7.250%	20,700	517,500	20,700	517,500
Series K	8/8/11	7.250%	18,400	460,000	18,400	460,000
Series L	10/20/11	6.750%	9,200	230,000	9,200	230,000
Series M	1/9/12	6.625%	20,000	500,000	-	-
Series N	7/2/12	7.000%	6,900	172,500	-	-
Total Cumulative Preferred Shares			1,739,500	$ 3,527,500	1,712,600	$ 2,855,000

The holders of our Cumulative Preferred Shares have general preference rights with respect to liquidation and quarterly distributions. Holders of the preferred shares, except under certain conditions and as noted below, will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends or failure to maintain a Debt Ratio (as defined) of 50% or less, holders of all outstanding series of preferred shares (voting as a single class without regard to series) will have the right to elect two additional members to serve on the Company's Board until events of default have been cured. At December 31, 2007, there were no dividends in arrears and the Debt Ratio was 8.4%.

Upon issuance of our Cumulative Preferred Shares of beneficial interest, we classify the liquidation value as preferred equity on our consolidated balance sheet with any issuance costs recorded as a reduction to paid-in capital. Upon redemption, we apply EITF Topic D-42, allocating income to the preferred shareholders equal to the original issuance costs.

On January 9, 2007, we issued 20,000 depositary shares, with each depositary share representing 1/1,000 of a share of our 6.625% Cumulative Preferred Shares, Series M. The offering resulted in $500,000,000 of gross proceeds.

On July 2, 2007, we issued 6,900 depositary shares each representing 1/1,000 of our 7.000% Cumulative Preferred Shares, Series N, for gross proceeds of approximately $172,500,000.

During 2006, we issued four series of Cumulative Preferred Shares: Series H – issued January 19, 2006, net proceeds totaling $101,492,000, Series I – issued May 3, 2006, net proceeds totaling $501,601,000, Series K – issued August 8, 2006, net proceeds totaling $445,852,000 and Series L – issued October 20, 2006, net proceeds totaling $223,623,000. During 2005, we issued four series of Cumulative Preferred Stock: Series D – issued February 28, 2005, net proceeds totaling $130,548,000, Series E – issued April 27, 2005, net proceeds totaling $136,601,000, Series F – issued August 23, 2005, net proceeds totaling $242,550,000 and Series G – issued December 12, 2005, aggregate net proceeds totaling $96,886,000.

During 2006, we redeemed our Series R and Series S Cumulative Preferred Shares at par value plus accrued dividends. In December 2006, we called for redemption our Series T and Series U Cumulative Preferred Shares, at par. The aggregated redemption value of $302,150,000 of these two series was classified as a liability at December 31, 2006 and repaid in the year ended December 31, 2007. During 2005, we redeemed our Series F Cumulative Preferred Stock, at par value plus accrued dividends. In November 2005, we called for redemption our Series Q Cumulative Preferred Stock, at par. The redemption value of $172,500,000 of this series was classified as a liability at December 31, 2005 and repaid in the year ended December 31, 2006.

Equity Shares

The Company is authorized to issue 100,000,000 Equity Shares of beneficial interest. The Articles of Amendment and Restatement of Declaration of Trust provide that the Equity Shares may be issued from time to time in one or more series and give our Board broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Shares.

Equity Shares, Series A

At December 31, 2007 and 2006, we had 8,744,193 depositary shares outstanding, each representing 1/1,000 of an Equity Share, Series A ("Equity Shares A"). The Equity Shares A rank on parity with our common shares and junior to the Cumulative Preferred Shares with respect to general preference rights and have a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: (i) five times the per share dividend on our common shares or (ii) $2.45 per annum. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders.

Except in order to preserve the Company's Federal income tax status as a REIT, we may not redeem the depositary shares representing the Equity Shares A before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its Federal income tax status as a REIT, each of the depositary shares will be convertible at the option of the shareholder into .956 common shares. The depositary shares are otherwise not convertible into common shares. Holders of depositary shares vote as a single class with holders of our common shares on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share.

Equity Shares, Series AAA

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Shares, Series AAA ("Equity Shares AAA") to the Consolidated Development Joint Venture. On November 17, 2005, upon the acquisition of Mr. Hughes' interest in PSAC, we owned 100% of the partnership interest in the Consolidated Development Joint Venture. For all periods presented, the Equity Shares, Series AAA and related dividends are eliminated in consolidation.

Common Shares

Common Shares

During 2007, 2006 and 2005, activity with respect to our common shares was as follows:

	2007		2006		2005	
	Shares	Amount	Shares	Amount	Shares	Amount
			(Dollar amounts in thousands)			
Employee stock-based compensation (Note 14)	278,008	$ 8,457	2,135,761	$ 85,369	282,998	$ 7,511
Merger with Shurgard:						
Issuance of common shares (Note 3)	-	-	38,913,187	3,116,850	-	-
Conversion of stock options	-	-	-	69,296	-	-
Conversion of partnership units	-	-	5,956	155	-	-
Shares received as a distribution from unconsolidated entities	-	-	-	-	(635,885)	(14,520)
Repurchases of common shares	-	-	-	-	(84,000)	(4,990)
	278,008	$ 8,457	41,054,904	$ 3,271,670	(436,887)	$ (11,999)

During 2005, we received a distribution of 503,110 shares, and one of the Consolidated Entities received 132,775 shares, of our common shares previously held by the Unconsolidated Entities. The 503,110 shares that we received were retired.

Our Board of Trustees has authorized the repurchase from time to time of up to 25,000,000 of our common shares on the open market or in privately negotiated transactions. Through December 31, 2007, we have repurchased a total of 22,201,720 of our Common Shares pursuant to this authorization.

At December 31, 2007 and 2006, we had 2,298,242 and 2,219,404 of common shares reserved in connection with our share-based incentive plans, respectively, (see Note 13) and 231,978 shares reserved for the conversion of Convertible Partnership Units, respectively.

At December 31, 2007 and 2006, certain entities we consolidate owned 1,146,207 common shares. These shares continue to be legally issued and outstanding. In the consolidation process, these shares and the related balance sheet amounts have been eliminated. In addition, these shares are not included in the computation of weighted average shares outstanding.

Dividends

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. For the tax year ended December 31, 2007, distributions for the common shares, Equity Shares, Series A, and all the various series of preferred shares were classified as follows:

	2007 (unaudited)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.88%	98.83%	100.00%	97.33%
Long-Term Capital Gain	0.12%	1.17%	0.00%	2.671%
Total	100.00%	100.00%	100.00%	100.00%

A percentage of the ordinary income is "qualified dividend income" for each quarter of 2007 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Qualified dividend	0.0000%	0.0000%	0.0000%	3.9242%

The following table summarizes dividends declared and paid for the years ended December 31, 2007, 2006 and 2005:

	2007		2006		2005	
	Per share	Total	Per share	Total	Per share	Total
	(Amounts in thousands, except per share data)					
Preferred Shares						
Series E	-	-	-	-	$0.208	457
Series F	-	-	-	-	$0.819	1,884
Series Q	-	-	$0.108	742	$2.150	14,835
Series R	-	-	$1.483	30,255	$2.000	40,800
Series S	-	-	$1.641	9,437	$1.969	11,320
Series T	$0.090	548	$1.906	11,601	$1.906	11,601
Series U	$0.259	1,557	$1.906	11,438	$1.906	11,438
Series V	$1.875	12,938	$1.875	12,938	$1.875	12,938
Series W	$1.625	8,612	$1.625	8,612	$1.625	8,612
Series X	$1.613	7,740	$1.613	7,740	$1.613	7,740
Series Y	$1.713	2,740	$1.713	2,740	$1.713	2,740
Series Z	$1.563	7,031	$1.563	7,031	$1.563	7,031
Series A	$1.531	7,044	$1.531	7,044	$1.531	7,044
Series B	$1.781	7,748	$1.781	7,748	$1.781	7,748
Series C	$1.650	7,590	$1.650	7,590	$1.650	7,590
Series D	$1.545	8,344	$1.545	8,344	$1.292	6,976
Series E	$1.688	9,536	$1.688	9,536	$1.144	6,463
Series F	$1.613	16,124	$1.613	16,124	$0.543	5,430
Series G	$1.750	7,000	$1.750	7,000	$0.093	370
Series H	$1.738	7,298	$1.654	6,945	-	-
Series I	$1.813	37,519	$1.203	24,908	-	-
Series K	$1.813	33,350	$0.725	13,340	-	-
Series L	$1.688	15,526	$0.338	3,105	-	-
Series M	$1.624	32,481	-	-	-	-
Series N	$0.874	6,031	-	-	-	-
		236,757		214,218		173,017
Common Shares						
Common	$2.000	340,002	$2.000	298,219	$1.900	244,200
Equity Shares, Series A	$2.450	21,424	$2.450	21,424	$2.450	21,443
Total dividends		$598,183		$533,861		$438,660

12. Related Party Transactions

Relationships and transactions with the Hughes Family

Mr. Hughes, the Company's Chairman of the Board of Trustees and his family (collectively the "Hughes Family") have ownership interests in, and operate approximately 48 self-storage facilities in Canada under the name "Public Storage" ("PS Canada") pursuant to a royalty-free license agreement with the Company. We currently do not own any interests in these facilities nor do we own any facilities in Canada. The Hughes Family owns approximately 27% of our common shares outstanding at December 31, 2007. We have a right of first refusal to acquire the stock or assets of the corporation that manages the 48 self-storage facilities in Canada, if the Hughes Family or the corporation agrees to sell them. However, we have no interest in the operations of this corporation, we have no right to acquire this stock or assets unless the Hughes Family decides to sell, the right of first refusal does not apply to the self-storage facilities, and we receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

Through consolidated entities, we continue to reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. During the years ended December 31, 2007, 2006 and 2005, respectively, we received $906,000, $989,000 and $1,052,000, respectively, in reinsurance premiums attributable to the Canadian facilities. Since our right to provide tenant reinsurance to the Canadian facilities may be qualified, there is no assurance that these premiums will continue.

The Company and Mr. Hughes are co-general partners in certain consolidated entities and affiliated entities of the Company that are not consolidated, and the Hughes Family owns 47.9% of the voting stock of a private REIT that owns limited partnership interests in five affiliated partnerships, in which the Company holds 46% of the voting and 100% of the nonvoting stock of the entity and substantially all the economic interest. The Hughes Family also owns limited partnership interests in certain of these partnerships and holds securities in PSB. The Company and the Hughes Family receive distributions from these entities in accordance with the terms of the partnership agreements or other organizational documents.

Other Related Party Transactions

Ronald L. Havner, Jr. is our Vice-Chairman and Chief Executive Officer, and he is Chairman of the Board of PSB.

Dann V. Angeloff, a trustee of the Company, is the general partner of a limited partnership formed in June of 1973 that owns a self-storage facility that is managed by us. We recorded management fees with respect to this facility amounting to $74,000, $68,000 and $45,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

PSB manages certain of the commercial facilities that we own pursuant to management agreements for a management fee equal to 5% of revenues. We paid a total of $724,000, $625,000 and $579,000 for the years ended December 31, 2007, 2006 and 2005, respectively, in management fees with respect to PSB's property management services. At December 31, 2007, included in other liabilities are normal recurring amounts owed to PSB of $717,000 ($871,000 at December 31, 2006), for unpaid management fees and certain other operating expenses related to the managed facilities which are initially paid by PSB on our behalf and then reimbursed by us.

During 2007, PSB acquired certain commercial facilities that include self-storage space. We are managing this self-storage space for PSB for a management fee equal to 6% of revenues generated by the self-storage space. We recorded management fees with respect to these facilities amounting to $47,000 for the year ended December 31, 2007 (none in 2006 and 2005).

Pursuant to a cost-sharing and administrative services agreement, PSB reimburses us for certain administrative services that we provide to them. PSB's share of these costs totaled approximately $304,000, $320,000 and $340,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

We manage our wholly-owned self-storage facilities as well as the facilities owned by the Consolidated Entities and affiliated entities that are not consolidated on a joint basis, in order to take advantage of scale and other efficiencies. As a result, significant components of self-storage operating costs, such as payroll costs, advertising and promotion, data processing, and insurance expenses are shared and allocated among the various entities using methodologies meant to fairly allocate such costs based upon the related activities. The amount of such expenses allocated to Unconsolidated Entities was approximately $2.5 million, $2.3 million and $4.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Stor-RE, a consolidated entity, and third party insurance carriers provided PS Canada, the Company, PSB, and other affiliates of the Company with liability and casualty insurance coverage until March 31, 2004. PS Canada owns a 2.2% interest and PSB owns a 4.0% interest in Stor-RE. PS Canada and PSB obtained their own liability and casualty insurance covering occurrences after April 1, 2004. For occurrences before April 1, 2004, Stor-Re continues to provide liability and casualty insurance coverage consistent with the relevant agreements.

On May 14, 2007, one of our European subsidiaries sold limited liability partner interests ("LLP Interests") it held in Shurgard Europe, also an indirect subsidiary of Public Storage, to various officers of the Company, other than our chief executive officer. The aggregate proceeds of the sale were $4,909,000. The sale price for the LLP Interests was the net asset value per LLP Interest using, among other items, information provided by an independent third party appraisal firm of the net asset value of Shurgard Europe as of March 31, 2007. The Company has a right, but not the obligation to repurchase the LLP Interests (1) upon a purchaser's termination of employment or (2) for any reason, on or after May 14, 2008. The repurchase price is set at the lesser of (1) the then net asset value per share or (2) the original purchase price with a 10% compounded annual return. In connection with the sale of these LLP Interests, we recorded a gain of $1,193,000 during 2007, representing the excess of the sales proceeds over the book value of the LLP Interests sold. The gain is reflected in gain on disposition of real estate investments on our accompanying consolidated statements of income. The investment of these various officers is included in minority interest – other partnership interests on our accompanying consolidated balance sheet at December 31, 2007 and their pro rata share of the earnings of Shurgard Europe are reflected in minority interest in income – other partnership interests on our accompanying consolidated statements of income for the year ended December 31, 2007.

13. Share-Based Compensation

Stock Options

We have various stock option plans (collectively referred to as the "PS Plans"). Under the PS Plans, the Company has granted non-qualified options to certain trustees, officers and key employees to purchase the Company's common shares at a price equal to the fair market value of the common shares at the date of grant. Generally, options under the PS Plans vest over a three-year period from the date of grant at the rate of one-third per year (options granted after December 31, 2002 vest generally over a five-year period) and expire between eight years and ten years after the date they became exercisable. The PS Plans also provide for the grant of restricted shares (see below) to officers, key employees and service providers on terms determined by an authorized committee of our Board.

We recognize compensation expense for share-based awards based upon their fair value on the date of grant amortized over the applicable vesting period (the "Fair Value Method"), less an allowance for estimated future forfeited awards.

Information with respect to stock options during 2007, 2006 and 2005 is as follows:

	2007		2006		2005	
	Number of Options	Weighted Average Price per Share	Number of Options	Weighted Average Price per Share	Number of Options	Weighted Average Price per Share
Options outstanding January 1	1,602,934	$52.08	1,423,146	$41.46	1,441,901	$35.07
Granted (a)	323,333	91.64	2,208,328	49.67	288,000	62.56
Exercised (b)	(200,793)	40.58	(2,026,540)	41.99	(249,520)	30.10
Cancelled	(36,000)	53.67	(2,000)	52.98	(57,235)	36.84
Options outstanding December 31 (c) (d)	1,689,474	$60.72	1,602,934	$52.08	1,423,146	$41.46
Price range of options outstanding at December 31: (d)	$22.94 to $97.47		$22.94 to $96.61		$18.00 to $69.87	
Options exercisable at December 31 (e):	911,709	$45.60	856,993	$38.96	780,350	$31.38

(a) On August 22, 2006, in connection with the Shurgard Merger, we converted each outstanding Shurgard stock option into 0.82 options exercisable for the Company's common shares. This conversion resulted in the issuance of 1,912,828 stock options.

(b) The aggregate intrinsic value of shares exercised during each year, representing the differential between the market price and the exercise price on the respective dates of exercise, amounted to approximately $11,326,000, $10,791,000, and $7,508,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

(c) The options outstanding at December 31, 2007, have remaining average contractual lives of 6.9 years, and an aggregate intrinsic value, based upon the December 31, 2007 closing price of our common shares, of approximately $31,259,000.

(d) Approximately 201,585, 263,205 and 372,570 options have exercise prices less than $30 at December 31, 2007, 2006, and 2005, respectively. Approximately 1,166,500, 894,000 and 624,000 options have exercise prices greater than $45 at December 31, 2007, 2006 and 2005, respectively.

(e) The aggregate intrinsic value of exercisable options at December 31, 2007, based upon the closing price of our common shares at December 31, 2007, amounted to approximately $26,385,000. Options exercisable at December 31, 2007 have a weighted average remaining contractual life of approximately 5.6 years.

We recognize compensation expense for share-based awards based upon their fair value on the date of grant amortized over the applicable service period (the "Fair Value Method"), less an allowance for estimated future forfeited awards. The fair value of the stock options is determined utilizing the Black-Scholes option pricing model. The Black-Scholes option pricing model utilizes several assumptions, including the estimated life of the stock options, the average risk-free rate, the expected dividend yield, and expected volatility. We establish these assumptions based generally upon historical trends. We recorded stock option expense of $1,347,000, $1,173,000, and $1,010,000, respectively in 2007, 2006, and 2005.

Outstanding stock options are included on a one-for-one basis in our diluted weighted average shares, less a reduction for the treasury stock method applied to a) the average cumulative measured but unrecognized compensation expense during the period and b) the strike price proceeds expected from the employee upon exercise.

The following table sets forth financial disclosures with respect to the accounting for stock options:

Selected information with respect to employee stock options:	For the years ended December 31, 2007	2006	2005
	(Dollar amounts in thousands, except per-share amounts)		
Average estimated value per option granted, utilizing the Black-Scholes method	$9.46	$9.72	$6.77
Assumptions used in valuing options with the Black-Scholes method:			
Expected life of options in years (a)	5	5	5
Risk-free interest rate	4.6%	4.6%	4.0%
Expected volatility (b)	0.228	0.227	0.234
Expected dividend yield	7.0%	7.0%	7.0%

(a) Expected life is based upon our expectations of stock option recipients' expected exercise and termination patterns.

(b) Expected volatility is based upon the level of volatility historically experienced.

(c) At December 31, 2007, the total compensation cost related to non-vested stock option awards amounts to approximately $4,575,000, which will be recognized over the remaining vesting period.

Restricted Share Units

Outstanding restricted share units vest over a five or eight-year period from the date of grant at the rate of one-fifth or one-eighth per year, respectively. The employee receives additional compensation equal to the per-share dividends received by common shareholders with respect to restricted share units outstanding. Such compensation is accounted for as dividends paid. Any dividends paid on units which are subsequently forfeited are expensed. Upon vesting, the employee receives common shares equal to the number of vested restricted share units in exchange for the units.

The total value of each restricted share unit grant, based upon the market price of our common shares at the date of grant, is amortized over the service period as compensation expense. The related employer portion of payroll taxes is expensed as incurred. Until December 31, 2005 (see below), forfeitures were recognized as experienced, reducing compensation expense.

Effective January 1, 2006, in accordance with Statement of Financial Accounting Standards No. 123 – revised ("SFAS 123R"), we began recording compensation expense net of estimates for future forfeitures (the "Estimated Forfeiture Method"). In addition, we estimated the cumulative compensation expense that would have been recorded through December 31, 2005, had we used the Estimated Forfeiture Method, would have been $578,000 lower. Accordingly, as prescribed by SFAS 123R, we recorded this adjustment as a cumulative effect of change in accounting principal on our accompanying consolidated statement of income for the year ended December 31, 2006.

Outstanding restricted share units are included on a one-for-one basis in our diluted weighted average shares, less a reduction for the treasury stock method applied to the average cumulative measured but unrecognized compensation expense during the period. For purposes of the disclosures that follow, "fair value" on any particular date reflects the closing market price of our common shares on that date.

During the year ended December 31, 2007, 187,925 restricted share units were granted with an aggregate fair value on the date of grant of approximately $18,860,000, 82,943 restricted share units were forfeited (aggregate grant-date fair value of $6,831,000), and 112,684 restricted share units vested (aggregate grant-date fair value of $6,871,000) with an aggregate fair value on the date of vesting of $10,192,000. This vesting resulted in the issuance of 77,215 common shares. In addition, cash compensation was paid to employees in lieu of 35,469 common shares based upon the market value of the shares at the date of vesting, and used to settle the employees' tax liability generated by the vesting.

During the year ended December 31, 2006, 419,170 restricted share units were granted with an aggregate fair value on the date of grant of approximately $33,861,000, 31,370 restricted share units were forfeited (aggregate grant-date fair value of $1,924,000), and 71,160 restricted share units vested (aggregate grant-date fair value of $3,438,000) with an aggregate fair value on the date of vesting of $5,918,000. This vesting resulted in the issuance of 47,159 common shares. In addition, cash compensation was paid to employees in lieu of 24,001 common shares based upon the market value of the stock at the date of vesting, and used to settle the employees' tax liability generated by the vesting.

During the year ended December 31, 2005, 169,750 restricted share units were granted with an aggregate fair value on the date of grant of approximately $9,633,000, 74,200 restricted share units were forfeited (aggregate grant-date fair value of $3,388,000), and 47,760 restricted share units vested (aggregate grant-date fair value of $2,053,000) with an aggregate fair value on the date of vesting of $3,156,000. This vesting resulted in the issuance of 33,478 common shares. In addition, cash compensation was paid to employees in lieu of 14,282 common shares based upon the market value of the stock at the date of vesting, and used to settle the employees' tax liability generated by the vesting.

At December 31, 2007, approximately 608,768 restricted share units were outstanding (616,470 and 299,830 at December 31, 2006 and 2005, respectively) with an aggregate fair value at December 31, 2007, based upon the closing price of our common shares, of approximately $44,690,000. The aggregate grant-date fair value of the 608,768 restricted share units outstanding at December 31, 2007 was approximately $48,578,000 ($43,421,000 for the 616,470 restricted share units at December 31, 2006), which will be recognized over the remaining vesting period of approximately four years. A total of $7,164,000, $5,136,000, and $3,748,000 in restricted share expense was recorded for the years ended December 31, 2007, 2006 and 2005, respectively, which includes amortization of the fair value of the grant reflected as an increase to paid-in capital, as well as payroll taxes we incurred upon each respective vesting.

14. Segment Information

Description of Each Reportable Segment

Our reportable segments reflect significant operating activities that are evaluated separately by management, comprised of the following segments which are organized based upon their operating characteristics.

Our domestic self-storage segment comprises the direct ownership, development, and operation of traditional storage facilities in the U.S., and the ownership of equity interests in entities that own storage properties in the U.S. Our European self-storage segment comprises our self-storage and associated activities owned by affiliated entities based in Europe.

Our domestic ancillary operating segment represents all of our other segments, which are reported as a group, including with respect to our domestic operations (i) containerized storage, (ii) commercial property operations, which reflects our interest in the ownership, operation, and management of commercial properties both directly and through our interest in PSB (iii) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (iv) sale of merchandise at our self-storage facilities, (v) truck rentals at our self-storage facilities and (vi) management of facilities owned by third-party owners and facilities owned by the Unconsolidated Entities.

Measurement of Segment Income (Loss) and Segment Assets – Domestic Self-Storage and Domestic Ancillary

The domestic self-storage and domestic ancillary segments are evaluated by management based upon the net segment income of each segment. Net segment income represents net income in conformity with GAAP and our significant accounting policies as denoted in Note 2, before interest and other income, interest expense, and corporate general and administrative expense. Interest and other income, interest expense, corporate general and administrative expense, minority interest in income and gains and losses on sales of real estate assets are not allocated to these segments because management does not utilize them to evaluate the results of operations of each segment. In addition, there is no presentation of segment assets for these other segments because total assets are not considered in the evaluation of these segments.

Measurement of Segment Income (Loss) and Segment Assets – European Operations

The European segment operations are primarily independent of the other segments, with separate management, debt, financing activities, and capital allocation decisions. The operations of our European segment are included in our financial statements effective August 23, 2006 when we completed the Shurgard Merger. Accordingly, this segment is evaluated by management as a stand-alone business unit and the European segment presentation includes all of the revenues, expenses, and operations of this business unit, including interest expense paid to outside parties and general and administrative expense. Assets of our European operations at December 31, 2007, include real estate with a book value of approximately $1.6 billion ($1.4 billion at December 31, 2006), intangibles with a book value of approximately $87 million ($167 million at December 31, 2006), and other assets with a book value of approximately $60 million ($65 million at December 31, 2006). At December 31, 2007, liabilities of our European operations include; intercompany payables of $556 million ($521 million at December 31, 2006), debt of $384 million ($724 million at December 31, 2006) and accrued and other liabilities of $101 million ($108 million at December 31, 2006). At December 31, 2006, assets of our European operations included approximately $480 million in cash (of which approximately $429 million was utilized on January 2, 2007 to prepay the €325M collateralized notes).

Presentation of Segment Information

The following table reconciles the performance of each segment, in terms of segment income, to our consolidated net income (amounts in thousands):

For the year ended December 31, 2007

	Domestic Self-Storage	European Operations	Domestic Ancillary Operations	Other Items Not Allocated to Segments	Total Consolidated
	(Amounts in thousands)				
Revenues:					
Self-storage rental income	$ 1,468,175	$ 194,279	$ -	$ -	$ 1,662,454
Ancillary operating revenue	-	17,568	124,932	-	142,500
Interest and other income	-	-	-	11,417	11,417
	1,468,175	211,847	124,932	11,417	1,816,371
Expenses:					
Cost of operations (excluding depreciation and amortization below):					
Self-storage facilities	487,982	92,245	-	-	580,227
Ancillary operations	-	5,196	74,442	-	79,638
Depreciation and amortization	488,180	130,924	3,306	-	622,410
General and administrative	-	20,321	-	39,428	59,749
Interest expense	-	22,108	-	41,563	63,671
	976,162	270,794	77,748	80,991	1,405,695
Income (loss) from continuing operations before equity in earnings of real estate entities, casualty gain, gain on disposition of real estate investments, foreign currency exchange gain, income from derivatives and minority interest in income	492,013	(58,947)	47,184	(69,574)	410,676
Equity in earnings of real estate entities	2,236	-	10,502	-	12,738
Casualty gain	2,665	-	-	-	2,665
Gain on disposition of real estate investments	-	-	-	2,547	2,547
Foreign currency exchange gain	-	57,593	-	-	57,593
Income from derivatives, net	-	851	-	-	851
Minority interest in (income) loss	(17,320)	9,389	-	(21,612)	(29,543)
Income (loss) from continuing operations	479,594	8,886	57,686	(88,639)	457,527
Discontinued operations	-	(965)	-	973	8
Net income (loss)	$ 479,594	$ 7,921	$ 57,686	$ (87,666)	$ 457,535

For the year ended December 31, 2006

	Domestic Self-Storage	European Operations	Domestic Ancillary Operations	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage rental income	$ 1,180,234	$ 59,463	$ -	$ -	$ 1,239,697
Ancillary operating revenue	-	5,121	104,394	-	109,515
Interest and other income	-	-	-	31,799	31,799
	1,180,234	64,584	104,394	31,799	1,381,011
Expenses:					
Cost of operations (excluding depreciation and amortization below):					
Self-storage facilities	398,760	30,150	-	-	428,910
Ancillary operations	-	2,210	67,318	-	69,528
Depreciation and amortization	374,842	59,524	3,202	-	437,568
General and administrative	-	10,245	-	74,416	84,661
Interest expense	-	13,109	-	19,953	33,062
	773,602	115,238	70,520	94,369	1,053,729
Income (loss) from continuing operations before equity in earnings of real estate entities, gain on disposition of real estate and real estate investments, foreign currency exchange gain, income from derivatives and minority interest in income	406,632	(50,654)	33,874	(62,570)	327,282
Equity in earnings of real estate entities	2,131	-	9,764	-	11,895
Gain on disposition of real estate and real estate investments	-	-	-	2,177	2,177
Foreign currency exchange gain	-	336	-	-	336
Income from derivatives, net	-	3,926	-	-	3,926
Minority interest in income	(16,459)	3,631	-	(19,055)	(31,883)
Income (loss) from continuing operations	392,304	(42,761)	43,638	(79,448)	313,733
Cumulative effect of a change in accounting principle	-	-	-	578	578
Discontinued operations	-	(313)	-	28	(285)
Net income (loss)	$ 392,304	$ (43,074)	$ 43,638	$ (78,842)	$ 314,026

PUBLIC STORAGE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

For the year ended December 31, 2005

	Domestic Self-Storage	European Operations	Domestic Ancillary Operations	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage rental income	$ 951,370	$ -	$ -	$ -	$ 951,370
Ancillary operating revenue	-	-	92,021	-	92,021
Interest and other income	-	-	-	16,447	16,447
	951,370	-	92,021	16,447	1,059,838
Expenses:					
Cost of operations (excluding depreciation and amortization below):					
Self-storage facilities	320,589	-	-	-	320,589
Ancillary operations	-	-	57,669	-	57,669
Depreciation and amortization	191,102	-	5,051	-	196,153
General and administrative	-	-	-	21,115	21,115
Interest expense	-	-	-	8,216	8,216
	511,691	-	62,720	29,331	603,742
Income (loss) from continuing operations before equity in earnings of real estate entities, casualty loss, gain on disposition of real estate and real estate investments and minority interest in income	439,679	-	29,301	(12,884)	456,096
Equity in earnings of real estate entities	6,126	-	18,757	-	24,883
Casualty loss	-	-	-	(1,917)	(1,917)
Gain on disposition of real estate and real estate investments	-	-	-	3,099	3,099
Minority interest in income	(15,630)	-	-	(17,021)	(32,651)
Income from continuing operations	430,175	-	48,058	(28,723)	449,510
Discontinued operations	-	-	-	6,883	6,883
Net income (loss)	$ 430,175	$ -	$ 48,058	$ (21,840)	$ 456,393

15. Recent Accounting Pronouncements and Guidance

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115*" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our financial condition or results of operations.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation, among other things, creates a two step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. FIN 48 was effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. We adopted the provisions of FIN 48 as of January 1, 2007. The adoption of FIN 48 had no material impact on our financial position, operating results or cash flows. See Note 17 for further discussion of our adoption of FIN 48.

Fair Value Measurement

In 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard expands required disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial condition or results of operations.

16. Commitments and Contingencies

Serrao v. Public Storage, Inc. (filed April 2003) (Superior Court of California – Orange County)

The plaintiff in this case filed a suit against the Company on behalf of a putative class of renters who rented self-storage units from the Company. Plaintiff alleges that the Company misrepresented the size of its storage units, has brought claims under California statutory and common law relating to consumer protection, fraud, unfair competition, and negligent misrepresentation, and is seeking monetary damages, restitution, and declaratory and injunctive relief. On November 26, 2007, the Court entered an order dismissing the matter in its entirety without any liability to the Company.

Drake v. Shurgard Storage Centers, Inc. (filed September 2002) (Superior Court of California – Orange County)

This is a companion case to the Serrao matter discussed above. The plaintiff alleges the same set of operative facts and seeks the same relief as in Serrao against Shurgard, whose liability Public Storage assumed following the merger of Public Storage and Shurgard on August 22, 2006. In June 2007, the Court certified a class of all Shurgard renters who rented a storage unit at a Shurgard facility in California that was smaller than represented. On November 26, 2007, the Court entered an order dismissing the matter in its entirety without any liability to the Company.

Potter, et al v. Hughes, et al (filed December 2004) (United States District Court – Central District of California)

In November 2002, a shareholder of the Company made a demand on our Board challenging the fairness of the Company's acquisition of PS Insurance Company, Ltd. ("PSIC") and related matters. PSIC was previously owned by the Hughes Family. In June 2003, following the filing by the Hughes Family of a complaint for declaratory relief asking the court to find that the acquisition of PSIC and related matters were fair to the Company, it was ruled that the PSIC transaction was just and reasonable as to the Company and holding that the Hughes Family was not required to make any payment to the Company.

At the end of December 2004, the same shareholder referred to above and a second shareholder filed this shareholder's derivative complaint naming as defendants the Company's directors (and two former directors) and certain officers of the Company. The matters alleged in this complaint relate to PSIC, the Hughes Family's Canadian self-storage operations and the Company's 1995 reorganization. In July 2006, the Court granted the defendants' motion to dismiss the amended Complaint without leave to amend. In August 2006, Plaintiffs filed a notice of appeal of the Court's decision. The appeal is currently pending. We believe the litigation will not have any financially adverse effect on the Company (other than the costs and other expenses relating to the lawsuit).

Brinkley v. Public Storage, Inc. (filed April 2005) (Superior Court of California – Los Angeles County)

The plaintiff sued the Company on behalf of a purported class of California non-exempt employees based on various California wage and hour laws and seeking monetary damages and injunctive relief. In May 2006, a motion for class certification was filed seeking to certify five subclasses. Plaintiff sought certification for alleged meal period violations, rest period violations, failure to pay for travel time, failure to pay for mileage reimbursement, and for wage statement violations. In October 2006, the Court declined to certify three out of the five subclasses. The Court did, however, certify subclasses based on alleged meal period and wage statement violations. Subsequently, the Company filed a motion for summary judgment seeking to dismiss the matter in its entirety. On June 22, 2007, the Court granted the Company's summary judgment motion as to the causes of action relating to the subclasses certified and dismissed those claims. The only surviving claims are those relating to the named plaintiff only. The plaintiff has filed an appeal to the Court's June 22, 2007 summary judgment ruling. An appeal to the Court's June 22, 2007 order granting the Company's summary judgment motion is currently pending.

Simas v. Public Storage, Inc. (filed January 2006) (Superior Court of California – Orange County)

The plaintiff brought this action against the Company on behalf of a purported class who bought insurance coverage at the Company's facilities alleging that the Company does not have a license to offer, sell and/or transact storage insurance. The action was originally brought under California Business and Professions Code Section 17200 and seeks retention, monetary damages and injunctive relief. The Company filed a demurrer to the complaint. While the demurrer was pending, the plaintiff amended the complaint to allege a national class and claims for unfair business practices, unjust enrichment, money had and received, and negligent and intentional misrepresentation. Ultimately all claims except for unjust enrichment were dismissed. A subsequent demurrer was filed and sustained without leave to amend. The case was therefore dismissed. The plaintiff has appealed the trial court's ruling and this appeal is currently pending.

European Joint Venture Arbitration Proceeding

The Company holds indirectly a 20% interest in each of two joint ventures in Europe, First Shurgard and Second Shurgard that collectively own 70 self-storage properties in Europe. On August 24, 2006, the Company, through its affiliate, Shurgard Europe, served an exit notice on the European joint venture partners informing them of its intention to purchase their interests in First Shurgard and Second Shurgard pursuant to an early exit procedure that the Company believes is provided for in the respective joint venture agreements. The exit notice offered to pay the joint venture partners an amount for their interests in accordance with the provisions of the joint venture agreements. The joint ventures partners have contested both the valuation of their interests and whether the Company has the right to purchase its interests under this early exit procedure. Accordingly, it is uncertain as to whether the Company will acquire such interests pursuant to the early exit notice served. On January 17, 2007, Shurgard Europe filed an arbitration request with the International Chamber of Commerce to compel arbitration of the matter. The arbitration proceedings are currently scheduled to begin on June 30, 2008.

Other Items

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon our operations or financial position.

Insurance and Loss Exposure

We have historically carried comprehensive insurance, including property, earthquake, general liability and workers compensation, through nationally recognized insurance carriers and through our captive insurance programs. Our insurance programs also insure affiliates of the Company. Our estimated maximum annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $37 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $75 million for property coverage including earthquake coverage (€25 million for Europe) and $102 million for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e. earthquake and wind damage) determined in recent engineering and actuarial studies.

Our tenant insurance program reinsures policies against claims for losses to goods stored by tenants at our self-storage facilities. We have third-party insurance coverage for claims paid exceeding $1,500,000 resulting from any individual event, to a limit of $9,000,000. At December 31, 2007, we had approximately 490,000 reinsured policies outstanding representing aggregate coverage of approximately $1.2 billion. Our exposure to tenant insurance losses are minimal with respect to our European operations due to third-party insurance coverage.

Development and Acquisition of Real Estate Facilities

We currently have 43 projects in our development pipeline, consisting of newly developed self-storage facilities, expansions and enhancements to existing self-storage facilities. The total estimated cost of these facilities is approximately $273 million of which $60,324,000 has been spent at December 31, 2007. These projects are subject to contingencies. We expect to incur these expenditures over the next 12 – 24 months. As of February 27, 2008, we are under contract to purchase two self-storage facilities in California (total approximate net rental square feet of 248,000) at an aggregate cost of $31,025,000, which includes approximately $9,900,000 of assumed debt. We anticipate that these acquisitions will be funded entirely by us. These contracts are subject to significant contingencies, and there is no assurance that these facilities will be acquired.

Operating Lease Obligations

We lease trucks, land, equipment and office space. At December 31, 2007, the future minimum rental payments required under our operating leases for the years ending December 31, principally representing amounts payable under land leases for our European subsidiaries, are as follows (amounts in thousands):

2008	$ 20,394
2009	16,197
2010	12,053
2011	10,658
2012	10,202
Thereafter	195,371
	$ 264,875

We lease trucks, land, equipment and office space under various operating leases. Certain leases are cancelable with substantial penalties. Certain of our European land operating leases have indefinite terms or extension options exercisable at the discretion of the lessee. For such land leases we have disclosed operating lease obligations over the estimated useful life of the related property.

Expenses under operating leases were approximately $14.7 million, $9.8 million, and $6.3 million for the years ended December 31, 2007, respectively. Certain of our land leases include escalation clauses, and we recognize related lease expenses on a straight-line basis.

17. Income Taxes

For all taxable years subsequent to 1980, the Company qualified and we intend to continue to qualify the Company as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we do not incur federal or significant state tax on that portion of our REIT taxable income which is distributed to our shareholders, provided that we meet certain tests. We believe that the Company has met these REIT requirements during 2007.

Domestic operations other than rental real estate are primarily conducted through taxable REIT subsidiaries. Income of our taxable REIT subsidiaries is subject to federal, state and local income taxes. We are subject to the income tax provisions of the various European countries in which we have rental real estate operations.

As of August 23, 2006, the date of the Shurgard Merger, the Company started to consolidate the income tax provision of the former Shurgard domestic and European activities, the latter of which are subject to income taxes in the jurisdictions of the countries where they operate.

The provision for income tax, including Federal, State, and Foreign taxes, totaled $8,598,000, $5,100,000 and $200,000 for 2007, 2006 and 2005, respectively. These amounts are included in General and Administrative Expense as well as Cost of Operations – Ancillary Operations.

We adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2004, 2005, 2006 and 2007, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2007.

We may from time to time be assessed interest or penalties by certain tax jurisdictions, although any such assessments have historically been minimal and immaterial to our financial results. In the event we have received an assessment for interest and/or penalties, it has been classified in the financial statements as general and administrative expense.

At December 31, 2007, the Company had net operating loss carryforwards of $516.9 million related to U.S. federal, state and foreign jurisdictions ($20.4 million of U.S. federal, $35 million of state and $461.5 million of foreign loss carryforwards). Utilization of net operating losses to offset future taxable income may be subject to certain limitations under Sections 382 and 1502 of the Internal Revenue Code, and other limitations under state and foreign tax laws. If these net operating losses are not utilized, they expire at various times beginning in 2008. As of December 31, 2007 and 2006, we provided a full valuation allowance against any net deferred tax asset arising in the various country filing groups from net operating losses, because sufficient uncertainty exists at this time regarding the future realization of these tax benefits within individual tax jurisdictions. The utilization of the net operating losses acquired in the Shurgard Merger will not result in a reduction of our future tax expense.

18. Supplementary Quarterly Financial Data (unaudited)

	Three Months Ended			
	March 31, 2007 (b)	June 30, 2007 (b)	September 30, 2007 (b)	December 31, 2007
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 434,181	$ 448,901	$ 468,871	$ 464,418
Cost of operations (excluding depreciation expense) (a)	$ 168,754	$ 170,235	$ 166,043	$ 154,833
Depreciation expense	$ 170,790	$ 162,439	$ 144,105	$ 145,076
Income from continuing operations	$ 66,450	$ 82,875	$ 157,763	$ 150,439
Net income	$ 65,391	$ 82,177	$ 156,406	$ 153,561
Per Common Share (Note 2):				
Net income - Basic	$ 0.01	$ 0.12	$ 0.54	$ 0.52
Net income - Diluted	$ 0.01	$ 0.11	$ 0.53	$ 0.52

	Three Months Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 278,448	$ 297,787	$ 371,188	$ 433,588
Cost of operations (excluding depreciation expense) (a)	$ 102,783	$ 106,112	$ 127,581	$ 161,962
Depreciation expense	$ 50,006	$ 48,544	$ 113,442	$ 225,576
Income (loss) from continuing operations	$ 113,630	$ 129,146	$ 79,244	$ (8,287)
Net income (loss)	$ 114,216	$ 128,862	$ 81,181	$ (10,233)
Per Common Share (Note 2):				
Net income (loss) - Basic	$ 0.48	$ 0.55	$ (0.04)	$ (0.48)
Net income (loss) - Diluted	$ 0.49	$ 0.55	$ (0.04)	$ (0.48)

(a) Revenues and cost of operations as presented in this table differ from the revenue and cost of operations as presented in our quarterly reports due primarily to reclassification of our truck rental, merchandise sales, and property management operations which are now included, along with our tenant reinsurance operations, under "Ancillary Operations" on our income statement. In previous presentations, the net income from our truck rental, merchandise sales, and property management operations were reflected as a component of "interest and other income." Revenues and cost of operations also differ due to the impact of discontinued operations accounting as described in Note 2.

(b) Depreciation expense, income from continuing operations, net income and net income per common share differs from the amounts previously presented in our respective financial statements for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. We recorded a reduction in depreciation expense totaling $14,326,000 in our books and records in the quarter ended December 31, 2007. Of this adjustment, $5,613,000, $5,073,000 and $3,640,000 was for each of the three month periods ended March 31, 2007, June 30, 2007 and September 30, 2007 and is reflected in the respective quarterly amounts.

19. Subsequent Events

In January 2008, we announced that we reached an agreement in principle for a prospective investor to acquire a 51% ownership interest in Shurgard Europe in a private transaction at a price generally consistent with the previously disclosed proceeds we expected to receive for our equity interest in last year's terminated European share offering. No binding agreement has been signed with the prospective investor and there is no assurance that a binding agreement will be signed or that a transaction will be completed. We estimate the completion of the transaction at the end of the first quarter of 2008 assuming a binding agreement is signed and the conditions related to the transaction are satisfied.

Approximately $189.1 million in debt owed by First Shurgard was originally scheduled to mature in May 2008. However, in February 2008, under the terms of the related credit agreement we have requested a one-year extension of the loan until May 2009. Assuming we have met our loan covenants, which we believe we have met, the lender is required to grant our request. Notwithstanding our expectation of receiving the requested one-year extension, if the extension is not granted, we and our joint venture partner are required to contribute our pro-rata share of funds necessary to repay the debt. We believe that our joint venture partner has the intention and ability to contribute their potential 80% share towards repayment of this debt if it is necessary.

From January 1, 2008 through February 28, 2008, we repurchased a total of 1,520,196 of our common shares for an aggregate of approximately $111.9 million.

PUBLIC STORAGE, INC.
EXHIBIT 11 - EARNINGS PER SHARE

	For the Year Ended December 31,		
	2007	2006	2005
Earnings Per Share:			
Net income	$ 457,535	$ 314,026	$ 456,393
Less: Cumulative Preferred Share Dividends:			
10.00% Cumulative Preferred Shares, Series E	-	-	(457)
9.75% Cumulative Preferred Shares, Series F	-	-	(1,884)
8.60% Cumulative Preferred Shares, Series Q	-	(742)	(14,835)
8.00% Cumulative Preferred Shares, Series R	-	(30,255)	(40,800)
7.875% Cumulative Preferred Shares, Series S	-	(9,437)	(11,320)
7.625% Cumulative Preferred Shares, Series T	(548)	(11,601)	(11,601)
7.625% Cumulative Preferred Shares, Series U	(1,557)	(11,438)	(11,438)
7.50% Cumulative Preferred Shares, Series V	(12,938)	(12,938)	(12,938)
6.50% Cumulative Preferred Shares, Series W	(8,612)	(8,612)	(8,612)
6.45% Cumulative Preferred Shares, Series X	(7,740)	(7,740)	(7,740)
6.850% Cumulative Preferred Shares, Series Y	(2,740)	(2,740)	(2,740)
6.250% Cumulative Preferred Shares, Series Z	(7,031)	(7,031)	(7,031)
6.125% Cumulative Preferred Shares, Series A	(7,044)	(7,044)	(7,044)
7.125% Cumulative Preferred Shares, Series B	(7,748)	(7,748)	(7,748)
6.600% Cumulative Preferred Shares, Series C	(7,590)	(7,590)	(7,590)
6.180% Cumulative Preferred Shares, Series D	(8,344)	(8,344)	(6,976)
6.750% Cumulative Preferred Shares, Series E	(9,536)	(9,536)	(6,463)
6.450% Cumulative Preferred Shares, Series F	(16,124)	(16,124)	(5,430)
7.000% Cumulative Preferred Shares, Series G	(7,000)	(7,000)	(370)
6.950% Cumulative Preferred Shares, Series H	(7,298)	(6,945)	-
7.250% Cumulative Preferred Shares, Series I	(37,519)	(24,908)	-
7.250% Cumulative Preferred Shares, Series K	(33,350)	(13,340)	-
6.750% Cumulative Preferred Shares, Series L	(15,526)	(3,105)	-
6.625% Cumulative Preferred Shares, Series M	(32,481)	-	-
7.000% Cumulative Preferred Shares, Series N	(6,031)	-	-
Total preferred dividends	(236,757)	(214,218)	(173,017)
Allocation of income to preferred shareholders based on redemptions of preferred shares (application of EITF Topic D-42)	-	(31,493)	(7,538)
Total net income allocated to preferred shareholders	$ (236,757)	$ (245,711)	$ (180,555)
Total net income allocable to common shareholders	$ 220,778	$ 68,315	$ 275,838
Allocation of net income to common shareholders by class:			
Net income allocable to shareholders of the Equity Shares, Series A	$ 21,424	$ 21,424	$ 21,443
Net income allocable to common shareholders	199,354	46,891	254,395
	$ 220,778	$ 68,315	$ 275,838
Weighted average common shares and equivalents outstanding:			
Basic weighted average common shares outstanding	169,342	142,760	128,159
Net effect of dilutive stock options - based on treasury stock method using average market price	805	955	660
Diluted weighted average common shares outstanding	170,147	143,715	128,819
Basic earnings per common and common equivalent share (a)	$ 1.18	$ 0.33	$ 1.98
Diluted earnings per common and common equivalent share (a)	$ 1.17	$ 0.33	$ 1.97

(a) See Note 2 to the Company's consolidated financial statements regarding "Net Income per Common Share" and the underlying discussion on Emerging Issues Task Force Topic D-42.

Note- There were no securities outstanding which would have had an anti-dilutive effect upon earnings per common share in each of the three years ended December 31, 2007.

PUBLIC STORAGE, INC.
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Amounts in thousands)				
Net income	$ 457,535	$ 314,026	$ 456,393	$ 366,213	$ 336,653
Add: Minority interest in income	29,543	31,883	32,651	49,913	43,703
Less: Minority interest in income which do not have fixed charges	(16,527)	(16,014)	(15,161)	(17,099)	(13,610)
Less: Equity in earnings of investments	(12,738)	(11,895)	(24,883)	(22,564)	(24,966)
Add: Cash distributions from investments	23,606	17,699	23,112	20,961	17,754
Less: Impact of discontinued operations	8	285	(6,883)	255	(4,478)
Adjusted net income	481,427	335,984	465,229	397,679	355,056
Interest expense	63,671	33,062	8,216	760	1,121
Total earnings available to cover fixed charges	$ 545,098	$ 369,046	$ 473,445	$ 398,439	$ 356,177
Total fixed charges - interest expense (a)	$ 68,417	$ 35,778	$ 11,036	$ 4,377	$ 7,131
Cumulative preferred share dividends	$ 236,757	$ 214,218	$ 173,017	$ 157,925	$ 146,196
Preferred partnership unit distributions	21,612	19,055	16,147	30,423	26,906
Allocations pursuant to EITF Topic D-42	-	31,493	8,412	10,787	7,120
Total preferred distributions	$ 258,369	$ 264,766	$ 197,576	$ 199,135	$ 180,222
Total combined fixed charges and preferred share distributions	$ 326,786	$ 300,544	$ 208,612	$ 203,512	$ 187,353
Ratio of earnings to fixed charges	7.97x	10.31x	42.90x	91.03x	49.95x
Ratio of earnings to combined fixed charges	1.67x	1.23x	2.27x	1.96x	1.90x
<u>Supplemental disclosure of Ratio of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") to fixed charges</u>:					
Net Income	$ 457,535	$ 314,026	$ 456,393	$ 366,213	$ 336,653
Add – Depreciation and amortization (including discontinued operations)	622,894	438,218	196,485	184,345	188,003
Less – Depreciation allocated to minority interests	(14,058)	(4,638)	(3,403)	(6,046)	(6,328)
Add – Depreciation included in equity in earnings of real estate entities	45,307	38,890	35,425	33,720	27,753
Add – Minority interest – preferred	21,612	19,055	17,021	32,486	26,906
Add – Interest expense	63,671	33,062	8,216	760	1,121
EBITDA available to cover fixed charges (b)	$ 1,196,961	$ 838,613	$ 710,137	$ 611,478	$ 574,108
Total fixed charges – interest expense (a)	$ 68,417	$ 35,778	$ 11,036	$ 4,377	$ 7,131
Preferred share dividends	$ 236,757	$ 214,218	$ 173,017	$ 157,925	$ 146,196
Preferred partnership unit distributions	21,612	19,055	16,147	30,423	26,906
Allocations pursuant to EITF Topic D-42	-	31,493	8,412	10,787	7,120
Total preferred distributions	$ 258,369	$ 264,766	$ 197,576	$ 199,135	$ 180,222
Total combined fixed charges and preferred share distributions	$ 326,786	$ 300,544	$ 208,612	$ 203,512	$ 187,353
Ratio of EBITDA to fixed charges	17.50x	23.44x	64.35x	139.70x	80.51x
Ratio of EBITDA to combined fixed charges and preferred share distributions	3.66x	2.79x	3.40x	3.00x	3.06x

(a) "Total fixed charges – interest expense" includes interest expense plus capitalized interest.

(b) EBITDA represents earnings prior to interest, taxes, depreciation, amortization, gains on sale of real estate assets and the impact of the application of EITF Topic D-42. This supplemental disclosure of EBITDA is included because we believe that coverage ratios computed on a pre-depreciation basis are a useful measure of our liquidity and financial analysts and other members of the investment community consider coverage ratios for real estate companies on a pre-depreciation basis. EBITDA should not be used as an alternative to net income or cash flow from operations in evaluating our liquidity or operating results.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement on Form S-3 (No. 333-144026) and related prospectus,

(2) Registration Statement on Form S-8 (No.333-144907) and related prospectus of Public Storage for the registration of common shares of beneficial interest pertaining to the Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan.

(3) Post-effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement (No. 333-141488) for the registration of common shares of beneficial interest pertaining to the Public Storage, Inc. 2001 Stock Option and Incentive Plan, Public Storage, Inc. 2001 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 2000 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 1996 Stock Option and Incentive Plan, PS 401(k) Profit Sharing Plan, Shurgard Storage Centers, Inc. 2004 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 2000 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 1995 Long Term Incentive Compensation Plan.

of our reports dated February 28, 2008, with respect to the consolidated financial statements and related financial statement schedule of Public Storage and the effectiveness of internal control over financial reporting of Public Storage, included in this Annual Report (Form 10-K) of Public Storage for the year ended December 31, 2007.

/s/ Ernst & Young LLP

February 28, 2008
Los Angeles, California

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Ronald L. Havner, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of trustees:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer & President
Date: February 29, 2008

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, John Reyes, certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of trustees:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: February 29, 2008

RULE 13a-14(a)/15d-14(a) CERTIFICATION

In connection with the Year-end Report on Form 10-K of Public Storage (the "Company") for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ronald L. Havner, Jr., as Chief Executive Officer and President of the Company and John Reyes, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer & President
Date: February 29, 2008

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: February 29, 2008

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 134, as amended.

A signed original of this written statement required by §906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company, and will be retained and furnished to the SEC or its staff upon request.

CORPORATE DATA *(as of February 29, 2008)*

Directors

B. Wayne Hughes (1980)
Chairman of the Board

Ronald L. Havner, Jr. (2002)
Vice-Chairman of the Board,
Chief Executive Officer and President

Harvey Lenkin (1991)
Retired President and Chief Operating Officer

Dann V. Angeloff (1980)
President of The Angeloff Company

William C. Baker (1991)
Principal, Baker & Associates

John T. Evans (2003)
Partner, Osler, Hoskin & Harcourt LLP

Uri P. Harkham (1993)
President and Chief Executive Officer
Harkham Industries

B. Wayne Hughes, Jr. (1998)
Vice President of American Commercial Equities, LLC

Gary E. Pruitt (2006)
Chief Executive Officer of Univar N.V.

Daniel C. Staton (1999)
Chairman of Staton Capital

(   ) = date director was elected to the Board

Executive Officers

Ronald L. Havner, Jr.
Vice-Chairman of the Board,
Chief Executive Officer and President

John Reyes
Senior Vice President and Chief Financial Officer

John E. Graul
Senior Vice President

John S. Baumann
Senior Vice President and Chief Legal Officer

David F. Doll
Senior Vice President

Candace N. Krol
Senior Vice President, Human Resources

Corporate Officers

Drew J. Adams
Vice President and Director of Taxes

Todd Andrews
Vice President and Controller

Mark B. Bilfield
Senior Vice President—Marketing

Capri L. Haga
Senior Vice President—Risk Management

Stephanie G. Heim
Vice President, Corporate Counsel and Secretary

Ken A. Kederian
Vice President of Internal Audit

A. Ammar Kharouf
Vice President and Litigation Counsel

Brent C. Peterson
Senior Vice President and Chief Information Officer

A. Timothy Scott
Vice President and Tax Counsel

Clemente Teng
Vice President of Investor Services

Real Estate Group

David F. Doll
President

David W. Marzocchi
Senior Vice President—Development and Construction

Michael K. McGowan
Senior Vice President—Acquisitions and Development

James F. Fitzpatrick
Senior Vice President—Entitlements

Self-Storage Operations

John E. Graul
President

Kim DeRuyter
Senior Vice President and Divisional Manager

Brian J. Devlin
Senior Vice President and Divisional Manager

Harvey A. Grindeland
Senior Vice President and Divisional Manager

Kenneth H. Morrison
Senior Vice President and Divisional Manager

Peter G. Panos
Senior Vice President and Divisional Manager

David D. Young
Senior Vice President and Divisional Manager

Alan Grossman
Senior Vice President and Chief Financial Officer

Ancillary Businesses

Thomas Miller
President—PS Orangeco

Obren B. Gerich
President—PS Insurance

Shurgard Self Storage S.C.A. (Europe)

Steven De Tollenaere
Chief Executive Officer

John M. Sambuco
Chief Operating Officer

Frank J.E. Boot
Vice President—Marketing

A. Stefan Nilsson
Senior Vice President—Development

Jean L.H. Kreusch
Chief Financial Officer

Kris S.A. Van Mieghem
General Counsel

David L. Coupez
Chief Information Officer

Veronique A.I. Burguet
Vice President—Human Resources

Professional Services

Transfer Agent
Computershare Trust
Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(781) 575-3120
www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Los Angeles, California

Certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Our Chief Executive Officer's most recent annual certification to the New York Stock Exchange was submitted on April 5, 2007.

Stock Exchange Listing

The Company's Common Shares trade under ticker symbol PSA on the New York Stock Exchange.

PSA LISTED NYSE

Additional Information Sources

The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers, etc.

NAREIT

Public Storage is a member and active supporter of the National Association of Real Estate Investment Trusts.

Public Storage

PUBLIC STORAGE

701 Western Avenue, Glendale, California 91201-2349
(818) 244-8080 · www.publicstorage.com

(SKU 002CS-61164)

END